Form 10-K, Exhibit 13
period 1993-12-31
APPALACHIAN POWER CO
filed 1994-03-28
CIK 6879

Selected Consolidated Financial Data

                                                                    Year Ended December 31,

                                    1993        1992       1991        1990        1989
                                                        (in thousands)

INCOME STATEMENTS DATA:

  Operating Revenues              $1,519,104  $1,410,778 $1,378,706  $1,468,694  $1,462,354
  Operating Expenses               1,289,764   1,176,882  1,143,626   1,269,548   1,217,787

  Operating Income                   229,340     233,896    235,080     199,146     244,567
  Nonoperating Income (Loss)          (3,353)      3,036      1,132      (2,492)      2,787

  Income Before Interest Charges     225,987     236,932    236,212     196,654     247,354
  Interest Charges                   100,855     105,513     95,793      88,666      91,007
  Net Income                         125,132     131,419    140,419     107,988     156,347
  Preferred Stock Dividend
    Requirements                      16,540      16,596     13,861      14,285      14,712
  Earnings Applicable to
    Common Stock                  $  108,592  $  114,823 $  126,558  $   93,703  $  141,635

                                             December 31,
                                    1993        1992       1991        1990        1989
                                                        (in thousands)

BALANCE SHEETS DATA:

  Electric Utility Plant          $4,193,700  $4,038,735 $3,884,833  $3,720,515  $3,608,943
  Accumulated Depreciation and
     Amortization                  1,550,855   1,477,078  1,405,074   1,328,309   1,274,975

  Net Electric Utility Plant      $2,642,845  $2,561,657 $2,479,759  $2,392,206  $2,333,968
  Regulatory Assets (a)             $442,527    $122,111    $88,130     $80,087     $75,677
  Total Assets                    $3,428,367  $3,094,091 $2,972,581  $2,825,522  $2,770,808

  Common Stock and Paid-in
    Capital                       $  755,292  $  741,509 $  742,107  $  742,106  $  742,104
  Retained Earnings                  227,816     229,920    220,933     198,051     219,904
  Total Common Shareowner's
    Equity                        $  983,108  $  971,429 $  963,040  $  940,157  $  962,008

  Cumulative Preferred Stock:
    Not Subject to Mandatory
      Redemption                  $   55,000  $  105,000 $  105,000  $  105,000  $  105,000
    Subject to Mandatory
     Redemption (b)                  160,537     108,509     65,662      69,675      73,685
Total Cumulative Preferred Stock  $  215,537  $  213,509 $  170,662  $  174,675  $  178,685

  Long-term Debt (b)              $1,215,168  $1,200,272 $1,100,626  $1,051,057  $1,001,377

  Obligations Under Capital
   Leases (b)                     $   29,973  $   24,269 $   19,801  $   14,360  $   14,150

  Total Capitalization and
    Liabilities                   $3,428,367  $3,094,091 $2,972,581  $2,825,522  $2,770,808

(a)  Effective  January  1,  1993  a  new  accounting  standard  Statement of
Financial Accounting Standards No. 109, Accounting for Income Taxes, was adopted resulting in an increase in regulatory assets. (See Note 1 of Notes to Consolidated Financial Statements).
(b) Including portion due within one year.
/TABLE

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Net Income

   Net income decreased by $6.3 million in 1993 to $125.1 million principally due to an increase in other operation and maintenance expenses due to a change in accounting method for postretirement benefits other than pensions from pay-as-you-go to accrual accounting in accordance with a new accounting standard, planned generating unit repair and inspection outages, and storm damage expenditures. Net income decreased by $9 million in 1992 to $131.4 million principally due to an increase in interest expense as a result of the issuance of additional long-term debt in the first quarter of 1992.

Outlook

   The electric utility industry is expected to undergo significant changes for the remainder of the decade because of increasing competition in the generation and sale of electricity and increasing energy flows resulting from open transmission access. Although management believes that the Company is well positioned, as a low cost producer, to compete; efforts continue to further reduce costs and increase effectiveness.

   The Company faces additional challenges from compliance with the Clean Air Act Amendments of 1990 and other environmental concerns and costs that could affect its financial performance and possibly its ability to meet its financial obligations and commitments. While management believes the Company is equipped to meet these challenges, the ability to obtain favorable rate-making treatment to recover on a timely basis its costs of service is critical to future financial performance.

   Future results of operations will be affected by several factors, including the continued economic health of our service territory, the weather, competition for wholesale sales and the rate-making policies of the Company's regulators. Many of these factors are not generally within management's direct control yet every effort will be made to work with regulators, government officials, and current and prospective customers to positively influence these critical factors and to take advantage of the opportunities increased competition will bring.

Revenues and Sales Increase

   Operating revenues increased 8% in 1993 and 2% in 1992 and can be analyzed as follows:

                            Increase (Decrease)
                            From Previous Year
(dollars in millions)      1993           1992
                          Amount    %    Amount    %

Retail:
  Price variance          $  1.3         $ (5.0)
  Volume variance           36.4           18.0
  Power Supply Costs        35.0           39.2
                            72.7   6.4     52.2   4.8
Wholesale:
  Price variance             5.1            2.3
  Volume variance           36.9          (27.4)
  Power Supply Costs        (6.0)           4.8
                            36.0  14.3    (20.3) (7.4)

Other Operating Revenues     (.4)            .2
  Total                   $108.3   7.7   $ 32.1   2.3

   The increase in 1993 retail revenues was primarily due to a return to normal weather, increased recoveries of deferred power supply costs, and a May 1993 Virginia retail rate increase being collected subject to refund. Retail revenues increased in 1992 primarily due to increased recoveries of deferred power supply costs and increased energy sales to residential and industrial customers predominantly from growth in the number of customers.

   In 1993 wholesale revenues increased 14% due to a 15% increase in sales as the Company's share of short-term wholesale sales made by the AEP System Power Pool (Power Pool) increased reflecting the decreased availability of unaffiliated generating units and the return to normal hot summer weather. The decrease in 1992 wholesale revenues resulted largely from a decline in short-term Power Pool sales to unaffiliated utilities caused by a sluggish economy, especially as it affected the service territories of neighboring utilities, and unseasonably mild weather in 1992 and a hotter than normal spring in 1991.

   Efforts to improve short-term wholesale sales are affected by the highly competitive nature of the short-term energy market and other factors, such as unaffiliated generating plant availability, the weather and the economy, that are not generally within management's control. Future results of operations will be affected by the ability to make cost-effective wholesale sales or, if such sales are reduced, the ability to raise retail rates in a timely manner.

Operating Expenses Increase

   Operating expenses increased 10% in 1993 and 3% in 1992. Changes in the components of operating expenses were as follows:
                              Increase (Decrease)
                              From Previous Year
(dollars in millions)        1993           1992
   Amount    %    Amount    %

Fuel                      $ 30.9   8.8   $ 43.2  14.0
Purchased Power             28.1  10.0    (18.7) (6.2)
Other Operation             18.2  10.8      4.5   2.7
Maintenance                 15.2  14.5     (7.7) (6.9)
Depreciation and
  Amortization               5.8   4.9      5.1   4.6
Taxes Other Than
  Federal Income Taxes       7.4   7.0     10.4  10.9
Federal Income Taxes         7.3  15.4     (3.5) (6.8)
    Total                 $112.9   9.6   $ 33.3   2.9

   Fuel expense increased in 1993 primarily due to the operation of the power supply cost recovery mechanism as previously deferred fuel costs were expensed concurrent with their recovery. The resulting increase in expense was partially offset by reduced coal-fired generation due to planned power plant maintenance. The increase in fuel expense in 1992 reflects a 12% increase in net generation and an increase in the average cost of fuel burned.

   The increase in purchased power expense in 1993 was due to increased energy purchases from the Power Pool as a result of increased sales levels and power plant maintenance outages. In 1992 the decrease in purchased power expense resulted from a reduction in Power Pool energy charges offset, in part, by increased Power Pool capacity charges. Higher generation levels in 1992, which enabled the Company to meet its retail customer demand without purchasing energy from the Power Pool, and lower wholesale demand caused the decrease in Power Pool energy charges. Power Pool capacity charges increased due to an increase in the Company's prior twelve-month peak demand relative to the total peak demand of all Power Pool members. The Power Pool allocates capacity costs to its members based on their relative peak demands.

     In 1993 a change in accounting method for postretirement benefits other than pensions from pay-as-you-go to accrual accounting in accordance with a new accounting standard was the principal reason other operation expense increased.

   Maintenance expense increased in 1993 principally due to planned generating unit repair and inspection outages as well as storm damage ex-penses from a March 1993 blizzard and June 1993 windstorm. Maintenance expense declined in 1992 principally due to decreased storm damage.

   An increase in taxable income caused the 1993 increase in taxes other than federal income taxes. In 1992 the increase in taxes other than federal income taxes was primarily due to higher generation levels, which resulted in increased business and occupation taxes on generation in West Virginia, and the effect of favorable adjustments in 1991 related to prior years' West Virginia business and occupation tax accruals.

   Federal income taxes attributable to operations increased in 1993 primarily due to changes in certain book/tax differences accounted for on a flow-through basis and an increase in pre-tax operating income. The 1992 reduction in federal income taxes was primarily caused by a decrease in pre-tax operating income offset in part by the effect of favorable accrual adjustments recorded in 1991 for the settlement of Internal Revenue Service
(IRS) audits of prior years' federal income tax returns.

Nonoperating Income

   Nonoperating income decreased in 1993 and increased in 1992 principally because of interest income recorded in 1992 on tax refunds received from the IRS in connection with the settlement of audits of prior years' tax returns.

Interest Charges

   Interest charges decreased in 1993 after increasing in 1992 and 1991. The retirement and the refinancing at lower interest rates of $274 million of debt reduced interest charges in 1993. Interest charges increased in 1992 largely due to the issuance of long-term debt to repay lower-rate short-term debt. Management intends to continue, where possible, to refinance higher cost securities to take advantage of favorable market interest rates.

Regulatory Assets and Deferred Tax Liabilities Increase

   The Company prospectively adopted a new accounting standard for income taxes on January 1, 1993. The new standard required, among other things, that regulated entities record deferred tax liabilities on temporary differences previously flowed-through for rate-making and book accounting. Where rate-making provides for flow-through treatment, corresponding regulatory assets were recorded resulting in a significant increase in total assets and liabilities.

Construction Spending

   Total plant and property additions increased to $201 million in 1993 from $198 million in 1992. Management estimates construction expenditures for the next three years to be $627 million including expenditures necessary to meet the requirements of the Clean Air Act Amendments of 1990. Approximately 66% of the construction expenditures for the next three years will be financed internally with the remainder financed externally.

Capital Resources

   The Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. Periodic reductions of outstanding short-term debt are made through issuance of long-term debt, preferred stock and through equity capital contributions by the parent company, American Electric Power Co. Inc. (AEP Co., Inc.). In 1993 short-term borrowings decreased by $40 million. At December 31, 1993, the Company had outstanding unused short-term lines of credit of $537 million shared with other American Electric Power (AEP) System companies. Regulatory provisions limit short-term debt borrowing to $200 million; however, the Company may request that this limit be raised.

 The Company received or has requested regulatory approval to issue up to $125 million of long-term debt to retire short-term debt, refinance higher cost and maturing long-term debt, refund cumulative preferred stock and fund construction expenditures.

 Unless the Company meets certain earnings or coverage tests, additional long-term debt or preferred stock cannot be issued. In order to issue certain long-term debt (without refunding existing debt), the Company must have pre-tax earnings equal to at least two times the annual interest charges on long-term debt after giving effect to the issuance of the new debt. Generally, issuance of additional preferred stock requires an after-tax gross income at least equal to one and one-half times annual interest and preferred stock dividend requirements after giving effect to the issuance of the new preferred stock. The Company presently exceeds these minimum coverage requirements. At December 31, 1993, the long-term debt and preferred stock coverage ratios were 3.62 and 2.04, respectively.

   Recently a major credit rating agency reevaluated the credit worthiness of companies in the electric utility industry based on perceived risk from deregulation, increased competition, reduced load growth, escalating nuclear plant costs and environmental concerns. The agency lowered its ratings outlook for approximately one-third of the companies but not for Appalachian Power which was regarded by the agency as being relatively well positioned to meet future competitive challenges.

Competition

 As discussed earlier, the short-term wholesale energy market has been extremely competitive since 1990. With the passage of the Energy Policy Act of 1992, which provides for greater ease of transmission access and reduces certain regulatory restrictions for independent power producers (IPPs), competition is expected to continue to increase in the long-term wholesale market and in the construction of new generating capacity. For example, IPPs are no longer required to find an industrial host to utilize the steam by-product from the generation of electricity to build a generating unit and avoid regulation under the Public Utility Holding Company Act of 1935 (1935
Act). The Energy Policy Act also exempts IPPs from requirements under the 1935 Act which, among other things, permit IPPs to use greater amounts of lower cost debt which may reduce overall cost of capital. Thus IPPs may have a competitive advantage. Although the Energy Policy Act specifically prohibits FERC from ordering retail transmission access, the states can do so and many believe that the next logical step will be the extension of competi-tion for existing industrial customers which will present both opportunities and challenges for the Company.

   In connection with a recent wholesale power supply dispute, the FERC in an initial order interpreted an existing agreement and ruled that the municipal customers had the right to reduce their power requirements from the Company and commence taking power from an unaffiliated company with the energy being transmitted through the AEP System. The Company disagrees with this finding and is seeking rehearing of the Commission's order. The Company is closely monitoring and participating in developments at the FERC related to the encouragement of competition in the wholesale market. Although the effect of one decision is not significant to revenues and earnings, it is indicative of the potential for competition for existing customers.

   Although management believes that the Company is well positioned to compete in this evolving competitive market because of its technical skills and expertise and its position as a low cost producer, we intend to continue to examine ways to improve the Company's competitive position. Efforts to improve operations and reduce costs will continue in order to maintain and enhance our position as a low cost producer.

   Although the Company may have opportunities to improve its investment value through open transmission access and other provisions of the Energy Policy Act of 1992, there is risk and uncertainty, especially for retail ratepayers and the Company's shareholder, regarding reliability of future transmission service and fair compensation for use of the Company's extensive high voltage transmission facilities. Management's goal is to ensure that, to the extent the Company's facilities are used by others, there is fair and appropriate compensation.

Environmental Concerns and Cost Pressures
Clean Air Act

   The Clean Air Act Amendments of 1990 (CAAA) require, among other things, substantial reductions in sulfur dioxide and nitrogen oxides emitted from electric generating plants. As a Power Pool member with insufficient generating capacity in relation to the Pool, the Company will share in the AEP System's compliance costs. The AEP System compliance plan reflects various methods of compliance. The cornerstone of the least-cost strategy is the installation of scrubbers at the two-unit 2,600 megawatt Gavin Plant owned by an affiliate Power Pool member, Ohio Power Company. The Gavin Plant is responsible for about 25% of the AEP System's total sulfur dioxide emissions. The scrubbers will be leased from an unaffiliated company and are to be completed by early 1995.

 Management intends to seek recovery through increased rates of the costs of compliance with the CAAA. While there can be no assurance that regulators will provide for recovery of all such costs on a timely basis, every effort is being made to work with the state commissions to obtain timely recovery of the compliance cost. Compliance with the CAAA will have an adverse effect on results of operations and financial condition if costs are not recovered from customers.

West Virginia Rate Freeze

 On October 28, 1993, the West Virginia Public Service Commission approved, with certain modifications, a settlement agreement among the parties to the annual Expanded Net Energy Cost (ENEC) proceeding. The approved agreement temporarily suspends for a three-year period the annual ENEC recovery proceedings as of November 1, 1993, with the understanding that the parties will be free to take whatever position they wish in the 1996 ENEC proceed-ings. Deferred accounting as normally provided for in the ENEC will not be used for new ENEC variances incurred from November 1, 1993 through October 31, 1996. The Company agreed not to file for an increase in either base or ENEC rates prior to January 1, 1996 with certain exceptions as provided for in the agreement. The approved settlement agreement further provided for an annual $8 million reduction in ENEC rates effective November 1, 1993. The ENEC actual deferred underrecovery balance on October 31, 1993 of $13.3 million will be collected through a component of the post-October 31, 1993 ENEC rates over the three-year period. The post-October 31, 1993 ENEC rates and the current base rates will be frozen for a three-year period ending October 31, 1996.

 The agreement also provides for a net decrease in West Virginia depreciation expense of $4.3 million annually (with no change to base rates) effective November 1, 1995. The Company also agreed to invest at least $90 million in distribution facilities in West Virginia between October 13, 1993 and October 31, 1996.

Global Warming

 Concern about global climate change, or "the greenhouse effect" has been the focus of intensive debate within the United States and around the world. Much of the uncertainty about what effects greenhouse gas concentrations will have on the global climate results from a myriad of factors that affect climate. Based on the terms of a 1992 United Nations treaty that pledged the United States to reduce greenhouse gas emissions, the Clinton Administration developed a voluntary plan to reduce by the year 2000 greenhouse gas emis-sions to 1990 levels. The AEP System supports the plan and will work with the U. S. Department of Energy and other electric utility companies to formu-late a cost effective framework for limiting future greenhouse gas emissions.

   The AEP System strongly supports a policy of proactive environmental stewardship, whereby actions are taken that make economic and environmental sense on their own merits, irrespective of the uncertain threat of global climate change. To reduce emissions, we support energy conservation programs, development of more efficient generation and end use technologies, and forest management activities because they are cost effective and bring long-term benefits to our service area. Should significant new measures to control the burning of coal be enacted, they could affect the Company's competitiveness and, if not recovered from customers, adversely impact results of operations and financial condition.

EMF

   The potential for electric and magnetic fields (EMF) from transmission and distribution facilities to adversely affect the public health is being exten-sively researched. The AEP System continues to support EMF research to help determine the extent, if any, to which EMF may adversely impact public health. Our concern is that new laws imposing EMF limits may be passed or new regulations promulgated without sufficient scientific study and evidence to support them. As long as there is uncertainty about EMF, management will have difficulty finding acceptable sites for our transmission facilities, which could hamper economic growth within the Company's service area. If the present energy delivery system must be changed because of EMF concerns, or if the courts conclude that EMF exposure harms individuals and that utilities are liable for damages, then results of operations and financial condition could be adversely affected, unless the resultant costs can be recovered from customers.

Hazardous Material

 By-products from the generation of electricity include materials such as ash, slag and sludge. In addition, the Company's generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and non-hazardous materials. Substantial costs to store and dispose of hazardous and non-hazardous materials have been and will continue to be incurred. Significant additional costs could be incurred to comply with new laws and regulations if enacted and to clean up disposal sites under existing legislation.

   The federal Comprehensive Environmental Response, Compensation, and Liability Act ("Superfund") addresses clean-up of hazardous substance disposal sites and authorizes the U.S. Environmental Protection Agency (EPA) to administer the clean-up programs. The Company has received an information request from the EPA regarding a site identified for cleanup under the Superfund. Presently, however, the Company is not a potentially responsible party at this or any other Superfund sites.

Litigation

   The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of such litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.

New Accounting Standards

   Two new accounting standards were issued in 1993 that the Company was required to adopt in 1994. The implementation of these new standards will not have a significant effect on results of operations or financial condition.

Effects of Inflation

   Inflation affects the Company's cost of replacing utility plant and the cost of operating and maintaining its plant. The rate-making process limits the Company to recovery of the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from custom-ers on a timely basis. However, economic gains that result from the repay-ment of long-term debt with inflated dollars partly offset such losses.

INDEPENDENT AUDITORS' REPORT





To the Shareowners and Board of
 Directors of Appalachian Power Company:

We have audited the accompanying consolidated balance sheets of Appalachian Power Company and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Appalachian Power Company and its subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 6 in Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," and its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."




DELOITTE & TOUCHE
Columbus, Ohio

February 22, 1994

Consolidated Statements of Income

                                                                Year Ended December 31,

                                                      1993           1992          1991
                                                               (in thousands)

OPERATING REVENUES                                  $1,519,104     $1,410,778    $1,378,706

OPERATING EXPENSES:
   Fuel                                                382,633        351,750       308,563
   Purchased Power                                     310,307        282,166       300,877
   Other Operation                                     186,471        168,226       163,749
   Maintenance                                         119,754        104,581       112,324
   Depreciation and Amortization                       123,306        117,513       112,387
   Taxes Other Than Federal Income Taxes               112,739        105,377        94,981
   Federal Income Taxes                                 54,554         47,269        50,745
                Total Operating Expenses             1,289,764      1,176,882     1,143,626

OPERATING INCOME                                       229,340        233,896       235,080

NONOPERATING INCOME (LOSS)                              (3,353)         3,036         1,132

INCOME BEFORE INTEREST CHARGES                         225,987        236,932       236,212

INTEREST CHARGES                                       100,855        105,513        95,793

NET INCOME                                             125,132        131,419       140,419

PREFERRED STOCK DIVIDEND REQUIREMENTS                   16,540         16,596        13,861

EARNINGS APPLICABLE TO COMMON STOCK                 $  108,592    $   114,823   $   126,558


See Notes to Consolidated Financial Statements.
/TABLE

Consolidated Balance Sheets

                                                                       December 31,
                                                                   1993            1992
                                                                    (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                    $1,781,005      $1,751,708
   Transmission                                                     987,147         956,169
   Distribution                                                   1,225,436       1,153,799
   General                                                          140,942         131,654
   Construction Work in Progress                                     59,170          45,405
                 Total Electric Utility Plant                     4,193,700       4,038,735

   Accumulated Depreciation and Amortization                      1,550,855       1,477,078
                 NET ELECTRIC UTILITY PLANT                       2,642,845       2,561,657


OTHER PROPERTY AND INVESTMENTS                                       51,551          65,345



CURRENT ASSETS:
   Cash and Cash Equivalents                                          4,626           9,501
   Accounts Receivable:
      Customers                                                     118,523         110,997
      Affiliated Companies                                            9,565          13,708
      Miscellaneous                                                   4,118           4,123
      Allowance for Uncollectible Accounts                           (1,344)           (724)
   Fuel - at average cost                                            46,881         111,715
   Materials and Supplies - at average cost                          43,351          41,125
   Accrued Utility Revenues                                          58,294          46,696
   Prepayments                                                        7,430           7,837
                 TOTAL CURRENT ASSETS                               291,444         344,978



REGULATORY ASSETS:
   Amounts Due From Customers For
      Future Federal Income Taxes                                   320,160         -
   Other                                                            122,367         122,111
                 TOTAL REGULATORY ASSETS                            442,527         122,111


                     TOTAL                                       $3,428,367      $3,094,091

See Notes to Consolidated Financial Statements.
/TABLE

                                                                       December 31,
                                                                   1993            1992
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 30,000,000 Shares
      Outstanding - 13,499,500 Shares                            $  260,458      $  260,458
   Paid-in Capital                                                  494,834         481,051
   Retained Earnings                                                227,816         229,920
                Total Common Shareowner's Equity                    983,108         971,429
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                           55,000         105,000
       Subject to Mandatory Redemption                              160,450         105,422
   Long-term Debt                                                 1,215,124       1,200,232
                TOTAL CAPITALIZATION                              2,413,682       2,382,083

OTHER NONCURRENT LIABILITIES                                         55,865          29,681

CURRENT LIABILITIES:
   Cumulative Preferred Stock Due Within One Year                        87           3,087
   Long-term Debt Due Within One Year                                    44              40
   Short-term Debt                                                   39,500          79,850
   Accounts Payable:
      General                                                        33,627          46,729
      Affiliated Companies                                           34,531          41,447
   Taxes Accrued                                                     52,128          40,024
   Customer Deposits                                                 13,670          13,019
   Interest Accrued                                                  18,212          22,814
   Other                                                             71,128          47,255
                TOTAL CURRENT LIABILITIES                           262,927         294,265

DEFERRED FEDERAL INCOME TAXES                                       578,948         264,557

DEFERRED INVESTMENT TAX CREDITS                                      82,987          88,086

REGULATORY LIABILITIES AND DEFERRED CREDITS                          33,958          35,419

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                        $3,428,367      $3,094,091
/TABLE

Consolidated Statements of Cash Flows

                                                              Year Ended December 31,
                                                       1993           1992          1991
                                                            (in thousands)
OPERATING ACTIVITIES:
   Net Income                                        $ 125,132      $ 131,419     $ 140,419
   Adjustments for Noncash Items:
      Depreciation and Amortization                    125,847        120,056       114,938
      Deferred Federal Income Taxes                     (5,834)        29,132        22,377
      Deferred Investment Tax Credits                   (5,468)        (5,096)       (5,448)
      Deferred Power Supply Costs (net)                 22,100        (30,493)      (25,033)
      Provision for Rate Refunds                        18,654         (4,708)       (1,178)
      Changes in Certain Current Assets and
        Liabilities:
         Accounts Receivable (net)                      (2,758)        (8,906)       (5,977)
         Fuel, Materials and Supplies                   62,608          8,135       (44,496)
         Accrued Utility Revenues                      (11,598)        (4,919)       (1,364)
         Accounts Payable                              (20,018)        (4,963)        3,921
         Taxes Accrued                                  12,104        (14,419)          423
      Other (net)                                        9,876        (23,713)      (13,101)
               Net Cash Flows From Operating
                 Activities                            330,645        191,525       185,481

INVESTING ACTIVITIES:
   Construction Expenditures                          (189,767)      (188,380)     (187,195)
   Other                                                 1,806          1,884         1,260
               Net Cash Flows Used For
                Investing Activities                  (187,961)      (186,496)     (185,935)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company            15,000          -             -
   Issuance of Cumulative Preferred Stock              108,783         49,402         -
   Issuance of Long-term Debt                          286,486        493,447        49,240
   Retirement of Cumulative Preferred Stock           (112,505)        (7,153)       (4,012)
   Retirement of Long-term Debt                       (277,704)      (404,309)         (160)
   Change in Short-term Debt (net)                     (40,350)       (19,200)       73,925
   Dividends Paid on Common Stock                     (110,696)      (105,836)     (103,676)
   Dividends Paid on Cumulative Preferred Stock        (16,573)       (15,330)      (13,501)
                Net Cash Flows From (Used For)
                   Financing Activities               (147,559)        (8,979)        1,816

Net Increase (Decrease) in Cash and Cash
  Equivalents                                           (4,875)        (3,950)        1,362
Cash and Cash Equivalents January 1                      9,501         13,451        12,089
Cash and Cash Equivalents December 31                $   4,626      $   9,501     $  13,451
See Notes to Consolidated Financial Statements.
/TABLE

Consolidated Statements of Retained Earnings
                                                       Year Ended December 31,
                                             1993               1992                1991
                                                    (in thousands)

Retained Earnings January 1                 $229,920           $220,933            $198,051
Net Income                                   125,132            131,419             140,419
                                             355,052            352,352             338,470
Deductions:
   Cash Dividends Declared:
     Common Stock                            110,696            105,836             103,676
     Cumulative Preferred Stock:
        4-1/2% Series                          1,350              1,350               1,350
        4.50%  Series                             30                 36                  38
        5.90%  Series                            713             -                   -
        5.92%  Series                          1,066             -                   -
        7.40%  Series                          1,850              1,850               1,850
        7.80%  Series                          3,900              3,228              -
        8.12%  Series                          1,962              2,436               2,436
        8.52%  Series                          1,372              1,704               1,704
        9%       Series                        3,746              5,333               5,400
        $2.65   Series                            22                193                 617
       Total Cash Dividends Declared         126,707            121,966             117,071

   Other                                         529                466                 466
                Total Deductions             127,236            122,432             117,537


Retained Earnings December 31               $227,816           $229,920            $220,933


See Notes to Consolidated Financial Statements.
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Appalachian Power Company (the Company or APCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power in southwestern Virginia and southern West Virginia. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, APCo's facilities are operated in conjunction with the facilities of certain other AEP Co., Inc. owned utilities as an integrated utility system.

   The Company has five wholly-owned subsidiaries: Cedar Coal Co., Central Appalachian Coal Company and Southern Appalachian Coal Company (which were formerly engaged in coal mining and now lease their coal reserves to unaffiliated companies), Kanawha Valley Power Company (which owns and oper-ates hydroelectric generating units and sells electricity to APCo) and West Virginia Power Company (which is inactive).

Regulation

   As a member of the AEP System, APCo is subject to the regulation of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are approved by the Virginia State Corporation Commission (Virginia SCC) and the Public Service Commission of West Virginia (WVPSC). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated  financial statements  include APCo and  its wholly-owned
subsidiaries.   Significant  intercompany  items were  eliminated in  consol-
idation.

Basis of Accounting

   As a rate-regulated entity, APCo's financial statements reflect the actions of the regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71), regulatory assets and liabilities are recorded to defer expenses or revenues reflecting such rate-making differences.

Utility Plant

   Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant accounts and associated removal costs, net of salvage, are deducted from accumulated depreciation.

   The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash income item that is recovered over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. In the Virginia jurisdiction, construction work in progress is included in rate base in lieu of recording AFUDC. The average rates used to accrue AFUDC in the West Virginia and FERC jurisdictions were 3.5%, 4% and 6% in 1993, 1992 and 1991, respectively, and the amounts of AFUDC accrued were $1 million in 1993, $1.1 million in 1992 and $1.4 million in 1991.

Depreciation and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class (i.e., production, transmission, distribution, etc.). Amounts to be used for demolition of plant are recov-ered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include an accrual for electricity consumed but unbilled at month-end as well as billed revenues.

Power Supply Costs and Fuel Costs

   The Company practices deferred accounting with respect to the over and under collection of certain power supply costs pursuant to the Virginia regulatory commission's fuel cost recovery mechanism. In the Virginia jurisdiction, changes in fuel costs and the fuel portion of purchased power costs are reviewed annually by the Virginia SCC. Until its temporary suspension on November 1, 1993, the Company practiced deferred accounting for the over and under collection of certain power supply costs pursuant to the West Virginia regulatory commission's Expanded Net Energy Cost (ENEC) recovery mechanism. See Note 2 for further discussion of this matter.

   Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

   Effective January 1, 1993, the Company adopted the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under this standard, deferred federal income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. In prior years deferred federal income taxes were provided for timing differences between book and taxable income except where flow-through accounting for certain differences was reflected in rates. Flow-through accounting is a method whereby federal income tax expense for a particular item is the same for accounting and rate-making as in the federal income tax return. As a result of the adoption of SFAS 109, significant additional deferred tax liabilities were recorded for items afforded flow-through treatment in rates. In accor-dance with SFAS 71, significant corresponding regulatory assets were also recorded to reflect the future recovery of additional taxes due when the temporary differences reverse. As a result of this change in accounting effective January 1, 1993, deferred federal income tax liabilities increased by $298.8 million and regulatory assets by $297.2 million and net income was reduced by $1.6 million.

   Investment tax credits utilized in prior years' federal income tax returns were deferred and are being amortized over the life of the related plant investment in accordance with rate-making treatment.

Debt and Preferred Stock

   Gains and losses on reacquired debt are deferred and amortized over the term of the reacquired debt. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt.

   Debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are deferred and amortized in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired to meet sinking fund requirements is credited to paid-in capital.

Other Property and Investments

   Other property and investments are generally stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.


2. RATE MATTERS:

   Rates for Virginia retail customers were increased, subject to refund, on May 4, 1993 by $31.4 million annually. Hearings were held in July 1993 and a final Commission order is pending.

   On October 28, 1993, the WVPSC approved, with certain modifications, a settlement agreement among the parties to the annual Expanded Net Energy Cost
(ENEC) proceeding. The approved agreement temporarily suspended the annual ENEC recovery proceedings, reduced ENEC rates by $8 million annually effective November 1, 1993, and froze current base rates and the reduced ENEC rate for a three-year period ending October 31, 1996. Deferral accounting will not be used for new ENEC cost variances incurred from November 1993 through October 1996. The ENEC actual under-recovery balance on October 31, 1993 of $13.3 million will be collected through a component of the revised ENEC rates over the three-year period ending October 31, 1996. The agreement also provides for a net decrease in West Virginia depreciation expense of $4.3 million annually (with no change to base rates) effective November 1, 1995. The Company also agreed to invest at least $90 million in distribution facilities in West Virginia between October 13, 1993 and October 31, 1996.

   Effective September 15, 1992 the FERC authorized the Company to implement,
subject to  refund, an  $8.7 million  annual rate increase.   The  Company is
awaiting a final order from the FERC in this matter.


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Although APCo has made certain construction commitments, no new generating capacity is expected to be constructed until the next century. The aggregate construction program expenditures for 1994-1996 are estimated to be $627 million.

   Long-term fuel supply contracts contain clauses for periodic adjustments. The Virginia jurisdiction has a fuel cost recovery mechanism that provides, with the regulators' review and approval, for deferred recovery of changes in the cost of fuel and the Company will seek after October 1996 in the West Virginia jurisdiction reinstatement of a similar fuel cost recovery mechanism. The contracts are for various terms, the longest of which extend to 2006, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Litigation

 The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.

Environmental Matters - Clean Air

   The Clean Air Act Amendments of 1990 require, among other things, significant reductions in sulfur dioxide and nitrogen oxides emitted from various existing AEP System generating plants. The law established a deadline of 1995 for Phase I reductions and 2000 for Phase II reductions as well as a permanent nationwide cap on sulfur dioxide emissions after 1999.

   The Company's plants are not affected by Phase I emissions requirements; however, the Company will incur a portion of the costs of Phase I compliance for the AEP System through the Power Pool (which is described in Note 5). The compliance plan for the AEP System's generating units affected by Phase I includes installation of flue gas desulfurization systems (scrubbers) at the two-unit 2,600-mw Gavin Plant owned by an affiliate, Ohio Power Company and fuel switching at other affected affiliated plants. The Company will incur additional costs to comply with Phase II requirements at its generating plants and those of affiliated Power Pool members. If the Company is unable to recover its share of the AEP System costs of compliance, it would have an adverse impact on results of operations and financial condition.

Other Environmental Matters

   The Company and its subsidiaries are subject to regulation by federal, state and local authorities with respect to air and water quality and other environmental matters.

   The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the generating plants and transmission/distribution facilities. Substantial costs to store and dispose of hazardous and non-hazardous materials have been incurred and will be incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations, if enacted, and to clean up disposal sites under existing legislation. The Company has received an information request from the U.S. Environmental Protection Agency regarding a site identified for cleanup under the federal Comprehensive Environmental Response, Compensation, and Liability Act ("Superfund"). Presently, however, the Company is not a potentially responsible party at this or any other Superfund sites. Management has no knowledge of any material unrecorded cleanup costs.


4. COMMON SHAREOWNER'S EQUITY:

   The Company received from AEP a cash capital contribution of $15 million in 1993, which was credited to paid-in capital. In 1993 and 1992 charges to paid-in capital of $1,217,000 and $598,000, respectively, represented issuance expenses of cumulative preferred stock. There were no other material transactions affecting common stock and paid-in capital accounts in 1993, 1992 and 1991.

   Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1993, approximately $37 million of retained earnings were restricted. To pay dividends out of paid-in capital, the Company needs regulatory approval.


5. RELATED PARTY TRANSACTIONS:

   Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

   Operating revenues include $33.4 million in 1993, $22.2 million in 1992 and $27.5 million in 1991 for supplying energy to the Power Pool.

   Charges for Power Pool capacity and energy were included in purchased power expense as follows:

                           Year Ended December 31,
                          1993        1992       1991
                                 (in thousands)

Capacity Charges        $111,335   $112,113   $ 93,436
Energy Charges           182,205    152,585    179,992

     Total              $293,540   $264,698   $273,428

   Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share was included in operating revenues in the amount of $96.7 million in 1993, $76.1 million in 1992 and $104.4 million in 1991.

 In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $16.8 million in 1993, $17.5 million in 1992 and $27.4 million in 1991. Revenues from these transactions are included in the above Power Pool wholesale sales.

 Energy sold directly to Kingsport Power Company, an affiliated distribution utility that is not a member of the Power Pool, was included in operating revenues in the amounts of $61.8 million in 1993, $58.8 million in 1992 and $52.8 million in 1991.

  Purchased power expense includes energy bought from Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool, in the amounts of $7.8 million in 1993, $6.1 million in 1992 and $4.8 million in 1991.

 AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes $3.2 million, $8 million and $7 million for transmission services in 1993, 1992 and 1991, respectively.

 American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are determined by AEPSC on a direct-charge basis, to the extent practicable, and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


6. BENEFIT PLANS:

 The Company and its subsidiaries participate with other companies in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Effective January 1, 1992 employees may retire without reduction of benefits at age 62 and with reduced benefits as early as age 55. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by law.

 Net pension costs for the years ended December 31, 1993, 1992 and 1991 were $5.1 million, $6.4 million and $2 million, respectively.

 An employee savings plan is offered which allows participants to contribute up to 16% of their salaries into three investment alternatives, including AEP common stock. The Company contributes an amount equal to one-half of the first 6% of the employees' contribution. The Company's contribution is invested in AEP common stock and totaled $3.9 million in 1993, $3.7 million in 1992 and $3.5 million in 1991.

 Certain other benefits are provided for retired employees under an AEP System other postretirement benefit plan. Substantially all employees are eligible for health care and life insurance benefits if they have at least 10 service years and, effective January 1, 1992, are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled $5.3 million in 1992 and 1991.

 SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993. SFAS 106 requires the accrual of the present value liability for the cost of postretirement benefits other than pensions (OPEB) during the employee's service years. Prior service costs are being recognized as a transition obligation over 20 years in accordance with SFAS 106. OPEB costs are based on actuarially-determined stand alone costs for each System company. The funding policy is to contribute incremental amounts recovered through rates and cash generated by the corporate owned life insurance (COLI) program. The annual accrued costs for 1993 required by SFAS 106 for employees and retirees, which includes the recognition of one-twentieth of the prior service transition obligation, was $18.6 million.

 Current FERC rates being collected subject to refund reflect the higher level of OPEB costs. The Company received authority from the Virginia SCC to defer the increased OPEB costs which were not currently recovered in rates from January 1, 1993 to May 3, 1993. The deferral totaled $567,000. The Virginia jurisdiction rates being collected subject to refund since May 4, 1993, include recovery of the increased costs. The West Virginia jurisdictional share of the increased SFAS 106 costs is being expensed as the related liabilities are accrued reflecting the adequacy of current rate levels and the recent settlement agreement discussed in Note 2.

 To reduce the impact of adopting SFAS 106, management took several measures. First, a Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits was established. A $6.2 million advance contribution was made to a trust fund in 1990, the maximum amount deductible for federal income tax purposes. In 1993, a $5.6 million contribution was made to the VEBA trust fund from amounts recovered from ratepayers. In addition, to help fund and reduce the future costs of OPEB benefits, a COLI program was imple-mented. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. The policies generated cash of $2.6 million in 1992 and $1.1 million in 1991 inclusive of related tax benefits which was contributed to the VEBA trust fund. In 1997 the premium will be fully paid and the cash generated by the policies should increase significantly.

7. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $61,988               $21,991               $31,122
  Deferred                                                     (4,664)               27,808                22,406
  Deferred Investment Tax Credits                              (2,770)               (2,530)               (2,783)
           Total                                               54,554                47,269                50,745
Charged (Credited) to Nonoperating Income (net):
  Current                                                         995                   (10)                 (824)
  Deferred                                                     (1,170)                1,324                   (29)
  Deferred Investment Tax Credits                              (2,698)               (2,566)               (2,665)
           Total                                               (2,873)               (1,252)               (3,518)
Total Federal Income Taxes as Reported                        $51,681               $46,017               $47,227


   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Net Income                                                    $125,132              $131,419              $140,419
Federal Income Taxes                                            51,681                46,017                47,227
Pre-tax Book Income                                           $176,813              $177,436              $187,646

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35% in 1993 and 34% in 1992 and 1991)       $ 61,885              $ 60,328              $ 63,800
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                 8,912                 6,866                 6,241
    Corporate Owned Life Insurance                              (6,170)               (6,181)               (3,662)
    Removal Costs                                               (4,742)               (4,145)               (3,186)
    Percentage Repair Allowance                                 (3,444)               (3,307)               (2,510)
    Investment Tax Credits (net)                                (5,468)               (5,495)               (5,497)
    Other                                                          708                (2,049)               (7,959)
Total Federal Income Taxes as Reported                        $ 51,681              $ 46,017              $ 47,227

Effective Federal Income Tax Rate                                29.2%                  25.9%                 25.2%

   The following are the principal components of
federal income taxes as reported:
                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Current:
  Federal Income Taxes                                         $62,983               $22,380              $30,347
  Investment Tax Credits                                          -                     (399)                 (49)
Total Current Federal Income Taxes                              62,983                21,981               30,298

Deferred:
  Depreciation                                                  12,584                 9,930               10,944
  Percentage Repair Allowance                                    1,200                 3,225                1,890
  Deferred Fuel Costs                                           (7,393)               10,339                8,423
  Provision for Revenue Refunds                                 (6,416)                1,616                  377
  Other                                                         (5,809)                4,022                  743
Total Deferred Federal Income Taxes                             (5,834)               29,132               22,377
Total Deferred Investment Tax Credits                           (5,468)               (5,096)              (5,448)
Total Federal Income Taxes as Reported                         $51,681               $46,017              $47,227

   The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses and investment tax credits utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

   The net deferred tax liability of $579 million at December 31, 1993 is composed of deferred tax assets of $98 million and deferred tax liabilities of $677 million. The significant temporary differences giving rise to the net deferred tax liability are:
                                       Deferred Tax
                                         Liability
                                      (in thousands)

Property Related Temporary Differences   $(463,249)
Deferred Amounts Due From Customers
  For Future Federal Income Taxes         (112,056)
All Other (net)                             (3,643)
  Total Net Deferred Tax Liability       $(578,948)

8. LEASES:

   Leases of property, plant and equipment are for periods up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

   Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rentals are as follows:

                               Year Ended December 31,
                                1993     1992     1991
                                    (in thousands)

Operating Leases              $11,068  $11,526  $12,216
Amortization of
  Capital Leases                5,186    4,790    3,932
Interest on Capital Leases      4,165    2,886    1,581
Total Rental Payments         $20,419  $19,202  $17,729

   Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                                          December 31,
                                                     1993             1992
                                                         (in thousands)

Electric Utility Plant:
  Production                                        $ 7,559          $ 7,238
  Transmission                                           34               34
  General                                            42,204           36,987
      Total Electric Utility Plant                   49,797           44,259
  Accumulated Amortization                           19,824           20,034
      Net Electric Utility Plant                     29,973           24,225
Other Property                                         -                 106
  Accumulated Amortization                             -                  62
      Net Other Property                               -                  44
      Net Properties under
          Capital Lease                             $29,973          $24,269

Obligations under Capital Leases                    $29,973          $24,269
Less Portion Due Within One Year                      5,685            4,692
Noncurrent Liability                                $24,288          $19,577

   Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

   Future minimum lease rentals,  consisted of the following at  December 31,
1993:
                                                                    Non-
                                                                 cancelable
                                                       Capital    Operating
                                                        Leases       Leases
                                                           (in thousands)

   1994                                                 $ 9,743    $ 7,695
   1995                                                   7,315      5,872
   1996                                                   4,915      5,226
   1997                                                   6,033      4,424
   1998                                                   3,026      3,123
   Later Years                                            8,125     14,464
 Total Future Minimum Lease
       Rentals                                           39,157    $40,804
   Less Estimated Interest Element                        9,184
   Estimated Present Value of Future
       Minimum Lease Rentals                            $29,973


9.  CUMULATIVE PREFERRED STOCK:

   The authorized shares of no par value cumulative preferred stock is 8,000,000 shares. The aggregate involuntary liquidation price for all shares of cumulative preferred stock may not exceed $300 million. The unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance.
   The cumulative preferred stock is callable at the price indicated plus accrued dividends. The involuntary liquidation preference is $100 per share.

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
                   Call Price                                                     Shares               Amount
                  December 31,             Number of Shares Redeemed           Outstanding          December 31,
Series                1993                   Year Ended December 31,        December 31, 1993      1993       1992
                                            1993      1992      1991                                (in thousands)
4-1/2%              $110.00                  -         -         -               300,000         $30,000    $ 30,000
8.12%                   -                 300,000      -         -                  -               -         30,000
7.40%                102.11                  -         -         -               250,000          25,000      25,000
8.52%                   -                 200,000      -         -                  -               -         20,000
                                                                                                 $55,000    $105,000

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                   Call Price                                                     Shares               Amount
                  December 31,             Number of Shares Redeemed           Outstanding          December 31,
Series(a)             1993                   Year Ended December 31,        December 31, 1993      1993       1992
                                            1993      1992      1991                                (in thousands)
4.50% (b)           $102.00                 1,507     1,526      129                5,365       $    537    $    687
7.80% (c)            107.80                  -         -         -                500,000         50,000      50,000
5.90% (d)              (f)                   -                                    500,000         50,000        -
5.92% (e)              (f)                   -                                    600,000         60,000        -
9%                      -                 570,000    30,000      -                   -              -         57,000
$2.65                   -                  32,900   160,000   160,000                -              -            822
                                                                                                $160,537    $108,509

(a) The sinking  fund provisions  of series subject  to mandatory  redemption aggregate $87,000  in 1994,  $150,000 in 1995,  $150,000 in 1996,  $87,000 in
1997 and  $2,500,000 in 1998.   Unless all sinking fund  provisions have been
made, no distribution may be made on the common stock.
(b) A  sinking fund for  the 4.50%  cumulative preferred  stock requires  the purchase or redemption  of 1,500 shares at $100 a share on or before November
30,  in each year.  In anticipation  of future sinking fund requirements, 635 shares have been reacquired as of December 31, 1993.
(c) Commencing  in 1998, a  sinking fund  for the 7.80%  cumulative preferred stock will  require the redemption  of 25,000  shares at $100  a share on  or
before May 1, in  each year.   The Company has  the non-cumulative option  to
redeem  up  to  25,000  additional  shares on  any  sinking  fund  date  at a redemption price of $100 per share.
(d) Shares issued  November 1993.  Commencing in 2003  and continuing through the year 2007, a sinking  fund for the 5.90% cumulative preferred  stock will require  the redemption of 25,000 shares each  year and the redemption of the remaining outstanding  shares on November 1,  2008, in each case  at $100 per share.

(e) Shares issued October 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.92% cumulative preferred stock will require the redemption of 30,000 shares each year and the redemption of the remaining shares outstanding on November 1, 2008, in each case at $100 per share.
(f) Not callable until after 2002.
/TABLE

10.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:

                                   December 31,
                               1993           1992
                                 (in thousands)

First Mortgage Bonds           $  974,310     $  959,527
Sinking Fund Debentures             7,260          7,265
Installment Purchase
  Contracts                       233,537        233,379
Other Long-term Debt                   61            101
                                1,215,168      1,200,272
Less Portion Due Within
  One Year                             44             40
  Total                        $1,215,124     $1,200,232

   First mortgage bonds outstanding were as follows:
                                                       December 31,
                                                     1993       1992
                                                      (in thousands)
% Rate      Due
7-1/2 1998 - December 1                           $ 45,000    $ 45,000
8-1/2 1999 - October 1                                -         60,000
7.00  1999 - December 1                             30,000      30,000
7-5/8 2002 - February 1                             43,350      43,350
7.95  2002 - March 1                                60,000      60,000
7.38  2002 - August 15                              50,000      50,000
7-1/2 2002 - December 1                             59,760      59,760
7.40  2002 - December 1                             30,000      30,000
6.65  2003 - May 1                                  40,000        -
6.85  2003 - June 1                                 30,000        -
8-1/8 2003 - July 1                                   -         50,000
6.00  2003 - November 1                             30,000        -
8-1/2 2004 - March 1                                  -         50,000
9-1/4 2007 - November 1                               -         26,000
8-3/4 2017 - February 1                             56,686     100,000
9-1/8 2019 - November 1                             47,500      50,000
9-7/8 2020 - December 1                             48,000      50,000
9.35  2021 - August 1                               50,000      50,000
8.75  2022 - February 1                             50,000      50,000
8.70  2022 - May 22                                 40,000      40,000
8.43  2022 - June 1                                 50,000      50,000
8.50  2022 - December 1                             70,000      70,000
7.80  2023 - May 1                                  40,000        -
7.90  2023 - June 1                                 30,000        -
7.15  2023 - November 1                             30,000        -
7.125 2024 - May 1                                  50,000        -
Unamortized Discount (net)                          (5,986)     (4,583)

  Total                                           $974,310    $959,527

   Certain indentures relating to the first mortgage bonds contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee, or in lieu thereof, certification of unfunded property additions.

   Sinking fund debentures outstanding were as follows:
                                   December 31,
                              1993            1992
                                 (in thousands)

6% due 1996 - March 1        $7,251          $7,251
Unamortized Premium               9              14
  Total                      $7,260          $7,265


   Prior to December 31, 1993 sufficient principal amounts of debentures had been reacquired in anticipation of all future sinking fund requirements. The Company may elect to redeem additional amounts of debentures up to $600,000 annually.

   Installment purchase contracts have been entered into, in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

                                       December 31,
                                    1993       1992
                                     (in thousands)
% Rate   Due
Industrial Development Authority of
 Russell County, Virginia:
7-1/4%   1998 - November 1        $ 19,500   $ 19,500
7.70%    2007 - November 1          17,500     17,500
Putnam County, West Virginia:
6-3/4%   2007 - October 1             -        40,000
5.45%    2019 - June 1              40,000       -
6.60%    2019 - July 1              30,000     30,000
Mason County, West Virginia:
7-7/8%   2013 - November 1          10,000     10,000
7.40%    2014 - January 1           30,000     30,000
6.85%    2022 - June 1              40,000     40,000
6.60%    2022 - October 1           50,000     50,000
Unamortized Discount                (3,463)    (3,621)

  Total                           $233,537   $233,379

   Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemptions) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

   At December 31, 1993, annual long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)

  1994                               $       44
  1995                                       17
  1996                                    7,251
  1997                                     -
  1998                                   64,500
  Later Years                         1,152,796
    Total                            $1,224,608

   Short-term debt borrowings are limited by provisions of the 1935 Act to $200 million. Lines of credit are shared with other AEP System companies and at December 31, 1993 and 1992 were available in the amounts of $537 million and $521 million, respectively. Commitment fees of approximately 3/16 of 1% a year are paid to the banks to maintain the lines of credit. Outstanding short-term debt consisted of $3.4 million of notes payable and $36.1 million of commercial paper at December 31, 1993 and $4.3 million of notes payable and $75.6 million of commercial paper at December 31, 1992.


11. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1993 and 1992 fair values for preferred stock subject to mandatory redemption were $163 million and $114 million and for long-term debt were $1,310 million and $1,239 million, respectively, and are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instru-ments of the same remaining maturities.

12. SUPPLEMENTARY INFORMATION:
                              Year Ended December 31,
                               1993      1992     1991
                                   (in thousands)
Taxes Other Than Federal
 Income Taxes include:
West Virginia State
 Business and Occupation    $ 39,068  $ 42,324  $33,021
Real and Personal
 Property                     28,039    26,154   25,115
Virginia State Franchise      14,313    13,732   13,289
Payroll                        8,997     8,560    8,690
State Income                   8,887     2,649    3,650
Miscellaneous                 13,435    11,958   11,216
  Total                     $112,739  $105,377  $94,981

Cash was paid for:
  Interest (net of
   capitalized amounts)     $103,387  $109,037  $92,795
  Income Taxes               $62,305   $41,811  $33,277

Noncash acquisitions under
   capital leases were       $11,403    $9,736   $9,743

13. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
1993
 March 31                $393,036    $67,747   $41,554
 June 30                  340,617     44,873    18,428
 September 30             393,671     56,651    31,941
 December 31              391,780     60,069    33,209

1992
 March 31                 378,499     68,148    42,277
 June 30                  317,900     45,751    19,152
 September 30             343,264     53,134    27,025
 December 31              371,115     66,863    42,965