Form 10-K405, Exhibit 13
period 1994-12-31
APPALACHIAN POWER CO
filed 1995-03-28
CIK 6879

Selected Consolidated Financial Data
                                            Year Ended December 31,
                                   1994       1993       1992         1991        1990
                                               (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues           $1,535,500  $1,519,104  $1,410,778  $1,378,706  $1,468,694
  Operating Expenses            1,330,282   1,289,764   1,176,882   1,143,626   1,269,548
  Operating Income                205,218     229,340     233,896     235,080     199,146
  Nonoperating Income
    (Loss)                         (4,716)     (3,353)      3,036       1,132      (2,492)
  Income Before
    Interest Charges              200,502     225,987     236,932     236,212     196,654
  Interest Charges                 98,157     100,855     105,513      95,793      88,666
  Net Income                      102,345     125,132     131,419     140,419     107,988
  Preferred Stock
    Dividend Requirements          15,660      16,540      16,596      13,861      14,285
  Earnings Applicable
    to Common Stock            $   86,685  $  108,592  $  114,823  $  126,558  $   93,703

                                            Year Ended December 31,
                                   1994       1993       1992         1991        1990
                                               (in thousands)
BALANCE SHEETS DATA:
  Electric Utility
    Plant                      $4,398,727  $4,193,700  $4,038,735  $3,884,833  $3,720,515
  Accumulated
    Depreciation and
     Amortization               1,627,852   1,550,855   1,477,078   1,405,074   1,328,309
  Net Electric Utility
    Plant                      $2,770,875  $2,642,845  $2,561,657  $2,479,759  $2,392,206
  Regulatory Assets            $  403,906  $  382,877  $   64,157  $   27,691  $   21,739
  Total Assets                 $3,584,488  $3,428,367  $3,094,091  $2,972,581  $2,825,522

  Common Stock and
    Paid-in Capital            $  764,866  $  755,292  $  741,509  $  742,107  $  742,106
  Retained Earnings               206,361     227,816     229,920     220,933     198,051
  Total Common
    Shareowner's Equity        $  971,227  $  983,108  $  971,429  $  963,040  $  940,157
  Cumulative Preferred Stock:
    Not Subject to
      Mandatory
      Redemption               $   55,000  $   55,000  $  105,000  $  105,000  $  105,000
    Subject to Mandatory
      Redemption (a)              190,385     160,537     108,509      65,662      69,675
      Total Cumulative
        Preferred Stock        $  245,385  $  215,537  $  213,509  $  170,662  $  174,675
  Long-term Debt (a)           $1,228,911  $1,215,168  $1,200,272  $1,100,626  $1,051,057
  Obligations Under
   Capital Leases (a)          $   43,138  $   29,973  $   24,269  $   19,801  $   14,360
  Total Capitalization
    and Liabilities            $3,584,488  $3,428,367  $3,094,091  $2,972,581  $2,825,522
(a) Including portion due within one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Net Income

     Net income decreased by $22.8 million in 1994 due to increased AEP System Power Pool (Power Pool) capacity costs, severe winter storm damage expenses, an increase in West Virginia business and occupation taxes resulting from increased generation at West Virginia plants, and increased charges under the AEP System transmission equalization agreement. Net income decreased by $6.3 million in 1993 due to a change in accounting for postretirement benefits other than pensions in accordance with a new accounting standard, planned generating unit repairs and storm damage expenditures.

Revenues Increase

     Operating revenues increased 1% in 1994 and 8% in 1993 and can be analyzed as follows:
                               Increase (Decrease)
                               From Previous Year
(dollars in millions)     1994           1993
                         Amount    %    Amount     %
Retail:
  Price variance . . . . $  7.9         $  1.3
  Volume variance. . . .    2.6           36.4
  Power Supply Costs . .   (5.4)          35.0
                            5.1   0.4     72.7     6.4
Wholesale:
  Price variance . . . .   23.9            5.1
  Volume variance. . . .  (20.9)          36.9
  Power Supply Costs . .    (.8)          (6.0)
                            2.2   0.8     36.0    14.3

Other Operating Revenues    9.1            (.4)
         Total . . . . . $ 16.4   1.1   $108.3     7.7

    The slight increase in retail revenues in 1994 can be attributed to the effect of a May 1993 rate increase in the Virginia retail jurisdiction. Although wholesale energy sales decreased 7% in 1994, wholesale revenues increased primarily due to an increase in take-or-pay capacity charges to unaffiliated utilities. Take-or-pay capacity charges are to reserve a specified quantity of generating capacity and must be paid even when the energy is not taken. The decline in wholesale energy sales reflects lower energy sales by the Power Pool. While severe winter weather in January 1994 and hotter than normal weather in June increased the Power Pool's short-term wholesale sales in those months, the mild weather throughout the remainder of 1994, combined with increased competition in the wholesale market, reduced short-term sales for the year.
      The increase in retail revenues in 1993 was primarily due to a return to normal weather, increased recoveries of deferred power supply costs, and the May 1993 Virginia retail rate increase. In 1993 wholesale revenues increased 14% due to a 15% increase in sales as the Company's share of short-term wholesale sales made by the Power Pool increased reflecting the decreased availability of unaffiliated generating units and the return to normal hot summer weather.

Operating Expenses Increase

     Operating expenses increased 3% in 1994 and 10% in 1993. Changes in the components of operating expenses were as follows:
                              Increase (Decrease)
                              From Previous Year
(dollars in millions)       1994             1993
                       Amount      %    Amount      %

Fuel . . . . . . . . . $ 8.2      2.2   $ 30.9     8.8
Purchased Power. . . .   5.5      1.8     28.1    10.0
Other Operation. . . .   9.6      5.2     18.2    10.8
Maintenance. . . . . .  14.3     12.0     15.2    14.5
Depreciation and
  Amortization . . . .   4.9      4.0      5.8     4.9
Taxes Other Than
  Federal Icome Taxes.   6.7      6.0      7.4     7.0
Federal Income Taxes .  (8.7)   (16.1)     7.3    15.4
  Total. . . . . . . . $40.5      3.1   $112.9     9.6

    The increase in fuel expense in 1994 was primarily due to an increase in coal-fired generation partially offset by a reduction in the average cost of fuel consumed. The increase in generation resulted from fewer maintenance outages compared with last year at the Company's generating units and scheduled outages at an affiliate's nuclear power plant which required the Company to increase its generation for delivery to the Power Pool. Fuel expense increased in 1993 due primarily to the operation of the power supply cost recovery mechanism as previously deferred fuel costs were expensed concurrent with their recovery, partially offset by reduced coal-fired generation due to planned power plant maintenance outages.

     Although 1994 energy purchases from the Power Pool declined, reflecting an increase in the Company's generation, purchased power expense increased as a result of increased Power Pool capacity charges. The Power Pool allocates capacity costs to its members based on their relative peak demands in the prior twelve months. As a result of a new internal peak demand experienced in January 1994, the Company is being charged with a greater portion of the Power Pool's capacity charges which are recorded as purchased power expense. The increase in purchased power expense in 1993 reflects increased energy purchases from the Power Pool to meet increased sales and to replace power not generated as a result of maintenance outages.

     Other operation expense increased in 1994 primarily due to increased charges under the AEP System transmission equalization agreement. Transmission charges are allocated based on the relative peak demands in the prior twelve months. The increase in such charges reflects the Company's new peak demand. In 1993 a change in accounting method for postretirement benefits other than pensions from pay-as-you-go to accrual accounting in accordance with a new accounting standard was the principal reason other operation expense increased.

     A January 1994 snow storm, primarily in the West Virginia service territory and two major ice storms in February and March 1994, mainly in the Virginia service territory significantly increased 1994 maintenance expense. Storm damage expenditures in 1994 were $43.2 million of which $23.9 million was deferred in the Virginia retail jurisdiction for future recovery as a regulatory asset in accordance with a precedent established in a previous rate proceeding. Maintenance expense increased in 1993 principally due to planned generating unit repair and inspection outages as well as storm damage expenses from a March 1993 blizzard and June 1993 windstorm.

     Taxes other than federal income taxes increased in 1994 reflecting the effect on the generation-based West Virginia business and occupation tax of the increased generation at West Virginia plants. An increase in taxable income caused the 1993 increase in taxes other than federal income taxes.

      Federal income taxes attributable to operations decreased in 1994 primarily due to a decrease in pre-tax operating income. In 1993 federal income taxes attributable to operations increased primarily due to changes in certain book/tax differences accounted for on a flow-through basis and an increase in pre-tax operating income.

Nonoperating Income

     Nonoperating income decreased in 1994 due to the adoption of SFAS 112, Employers' Accounting for Postemployment Benefits, by the Company's subsidiaries, which were formerly engaged in coal-mining, and the effect of a refund in 1993 of medical costs received by the inactive coal subsidiaries from surplus funds in the Black Lung Trust Fund. Nonoperating income decreased in 1993 principally because of interest income recorded in 1992 on tax refunds received from the IRS in connection with the settlement of audits of prior years' tax returns.

Interest Charges

      Refinancing of long-term debt during 1993 and the early part of 1994 reduced the average interest rate on outstanding long-term debt as well as the average levels of long-term debt causing the decline in interest expense in 1994 and 1993. In the past two years management refinanced and retired $332 million of long-term debt.

Construction

     Total plant and property additions were $253 million in 1994 and $201 million in 1993. Management estimates construction expenditures for the next three years to be $631 million including expenditures necessary to meet the requirements of the Clean Air Act Amendments of 1990. The funds for construction of new facilities and improvement of existing facilities will come from a combination of internally generated funds, short-term and long-term borrowings and investments in common equity by the Company's parent, American Electric Power Co., Inc. (AEP Co., Inc.). Approximately 75% of the construction expenditures for the next three years are expected to be fi-nanced internally. These estimated construction expenditures do not include any major new plant construction.

Capital Resources

     The Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1994, unused short-term lines of credit shared with other American Electric Power (AEP) System companies of $558 million were available; however, charter provisions limit short-term debt borrowing to $213 million. Short-term borrowings increased by $83 million in 1994. Periodic reductions of outstanding short-term debt are made through issuance of long-term debt, preferred stock and equity capital contributions by the parent company.

     The Company received or has requested regulatory approval to issue up to $204 million of long-term debt to retire short-term debt, refinance higher cost and maturing long-term debt, reacquire cumulative preferred stock and fund construction expenditures.

     The Company presently exceeds all minimum coverage requirements for issuance of preferred stock and long-term debt. At December 31, 1994, long-term debt and preferred stock coverage ratios were 3.10 and 1.65, respectively.

Competition

     In exchange for the exclusive right to provide electric generation, transmission and distribution services within a designated service territory at cost-based regulated prices that provide the opportunity to earn a regulator-determined reasonable rate of return on shareholders' equity, electric utilities are obligated to serve all customers within such service territories. While the Company is a regulated monopoly, we have competed historically with self-generation and with distributors of alternative sources of energy, such as natural gas, fuel oil and coal, within our service area. In recent years regulated electric utilities have also competed with independent power producers for the right to build and operate new generating plant. The primary competitive factors have been price, reliability of service and the ability of customers to utilize sources of energy other than electric power. The lack of independent power producers and significant self generation in our service territory evidences our past ability to compete. With respect to alternative energy sources, management believes that the convenience and versatility of electricity and reliability of our service coupled with the limited ability of customers to substitute other energy sources for electric power have placed us in a favorable competitive position. However, we continue to work to improve the competitiveness, effectiveness and reliability of our product. The Company, for example, encourages customers to use high-efficiency heat pumps which lowers the cost of space heating and cooling.

     Competition in the wholesale market, that is the sale of bulk power to other public and municipal utilities, is not new and has been increasing for a number of years. This is particularly true in the short-term wholesale market. The National Energy Policy Act of 1992 (the Energy Act) facilitated competition in the short and long-term wholesale market since, among other things, it authorized the Federal Energy Regulatory Commission (FERC) to order transmission access for wholesale transactions. The principal factors in competing for wholesale sales are price including fuel costs, availability of capacity, transmission capability and cost, and reliability of service. Management believes that over the years the Company has generally maintained a favorable competitive position in these factors. However, due to the recent availability of additional capacity of other utilities and reduced fuel prices, price competition, particularly in the short-term wholesale market, has been, and is expected to be important in the future.

     With the passage of the Energy Act, the potential for retail wheeling, i.e., competition for retail sales, is getting considerable attention. While the Energy Act gave the FERC broad authority to mandate transmission access in the wholesale market, it prohibits the FERC from ordering retail wheeling. A number of state legislatures and state regulatory agencies have begun to study retail wheeling with encouragement from major industrial customers.

     If it occurs, increased competition may require the resolution of some complex issues, such as stranded investment and the obligation to serve.
When a customer leaves a utility system there is an issue of who pays for regulatory assets, plant investment and commitments that are no longer needed. If a customer leaves its native electric supplier and later decides to return, the issue of whether the original local utility has an obligation to serve the returning customer must also be addressed. If not recovered directly from customers that choose another supplier and/or from the remaining regulated customers, the Company, like all electric utilities, will be required to address stranded investment losses that could result from any future loss of customers or reduced pricing from head-to-head competition. Management intends to seek recovery of any stranded investment, including regulatory assets, as an appropriate recovery of previously approved cost of service.

     Activity-based budgeting and cost management techniques are being currently developed to enable management to cost logical work activities and services. By examining our operations by logical work units, the cost of all major activities can be better controlled, identified and evaluated to prop-erly price our products and to eliminate unnecessary activities and their cost. Management believes these activities will enhance our ability to compete.

     The development of tools and training to enable management to better manage the costs of operations are only one of the options currently being pursued. In 1994 the Company's management team has been:
   -  Reviewing and streamlining operations and staffing,
   -  Reducing layers of supervision,
   -  Expanding customer relations and service activities,
   - Expanding its ability to help customers adopt new electro-technologies to reduce their usage of electricity, and
   -  Expanding strategic planning and management training activities.

     Management is committed to maintaining and enhancing the Company's core business. Management is moving in "new directions" to maintain and improve our competitive position. Whether competition expands or not, these efforts should serve to lower cost of service and rates and improve sales through economic development in our service territory.

Environmental Concerns
Clean Air Act

     The Clean Air Act Amendments (CAAA) of 1990 require, among other things, substantial reductions in sulfur dioxide and nitrogen oxide emissions from electric generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began on January 1, 1995 and the second, more restrictive phase (Phase II) begins on January 1, 2000. The law also establishes a permanent nationwide cap on sulfur dioxide emissions after 1999.

      As a Power Pool member with insufficient generating capacity in relation to the Pool, the Company will share in the AEP System's Phase I compliance costs, which reflects various methods of compliance. The cornerstone of the compliance strategy is the installation of scrubbers at the two-unit 2,600 megawatt Gavin Plant owned by an affiliated Power Pool member, Ohio Power Company. The scrubbers for Gavin Unit 1 were completed in December 1994 and the Unit 2 scrubbers are expected to be completed in March 1995. Phase II of the CAAA will require further compliance actions and additional costs. Management intends to seek timely recovery of its share of the AEP System's additional compliance costs.

Hazardous Material

     By-products from the generation of electricity include materials such as ash, slag and sludge. Coal combustion by-products, which constitute the overwhelming percentage of these materials, are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, the Company's generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and non-hazardous materials. Substantial costs are currently being incurred to safely dispose of such substances, and additional costs could be incurred to comply with new laws and regulations if enacted.

     The Comprehensive Environmental Response Compensation and Liability Act (Superfund) addresses clean-up of hazardous substance disposal sites and authorizes the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. The Company has been named by the Federal EPA as a "potentially responsible party" (PRP) for one site as of December 31, 1994. Liability has been settled for this site with no significant effect on results of operations. In addition, there are two sites for which the Company has received information requests or demand letters from the Federal EPA, which could lead to PRP designations. The State of Tennessee has also named the Company as a PRP at one site under analogous state cleanup laws.

     In all instances where the Company has been named a PRP or defendant, the disposal or recycling activity was in accordance with applicable laws and regulations. However Superfund does not recognize compliance as a defense, but imposes strict liability on parties who fall within its broad statutory categories. As a result, AEP has instituted a number of Systemwide policies that have raised the standard of care by going beyond regulatory requirements where appropriate.

     While the potential liability for each site must be evaluated separately, several general statements can be made regarding such potential liability. The disposal by the Company at a particular site is often unsubstantiated; the quantity of material disposed of at a site was generally small; and the nature of the material generally disposed of was non-hazardous. Typically, the Company is one of many parties named PRPs for a site and, although liability is joint and several, at least some of the other parties are financially sound enterprises. Therefore, present estimates do not anticipate material clean-up costs for identified disposal sites. However, if for unknown reasons, significant costs are incurred for cleanup, results of operations and possibly financial condition would be adversely affected unless the costs can be recovered from insurance proceeds and/or with regulatory approval from ratepayers.

Global Climate Change

     Concern about global climate change, or "the greenhouse effect" has been the focus of intensive debate within the United States and around the world. Much of the uncertainty about what effects greenhouse gas concentrations will have on the global climate results from a myriad of factors that affect climate. Based on the terms of a 1992 United Nations treaty that pledged the United States to reduce greenhouse gas emissions, the Clinton Administration developed a voluntary plan to reduce greenhouse gas emissions to 1990 levels by the year 2000. As part of this plan, the AEP System is participating with the U.S. Department of Energy (DOE) and other electric utility companies in a climate change program to limit future greenhouse gas emissions.

     The climate change program applies a policy of proactive environmental stewardship, whereby actions are taken that make economic and environmental sense on their own merits, irrespective of the uncertain threat of global climate change. The plan includes energy conservation programs, improvements in fossil generation efficiency, increased use of nuclear capacity and forest management activities. However, should it be determined necessary to enact significant new measures to control the burning of coal, the cost of such measures if not recovered from ratepayers, could adversely impact results of operations and possibly financial condition.

EMF

     The potential for electric and magnetic fields (EMF) from transmission and distribution facilities to adversely affect the public health is being extensively researched. The AEP System continues to support research to help determine the extent, if any, to which EMF may adversely impact public health. Our concern is that new laws imposing EMF limits may be passed or new regulations promulgated without sufficient scientific study and evidence to support them. As long as there is uncertainty about EMF, electric utilities will have difficulty finding acceptable sites for their facilities, which could hamper economic growth within our service area. If the present energy delivery system must be changed because of EMF concerns, or if the courts conclude that EMF exposure harms individuals and that utilities are liable for damages, then results of operations and financial condition could be adversely affected, unless the costs can be recovered from ratepayers.

Litigation

     The Company is involved in a number of legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.

Effects of Inflation

  Inflation affects the cost of replacing utility plant and the cost of operating and maintaining such plant. The rate-making process generally limits recovery to the historical cost of assets resulting in economic losses when inflation effects are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

INDEPENDENT AUDITORS' REPORT






To the Shareowners and Board of
Directors of Appalachian Power Company:

We have audited the accompanying consolidated balance sheets of Appalachian Power Company and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Appalachian Power Company and its subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Columbus, Ohio

February 21, 1995

Consolidated Statements of Income

                                                      Year Ended December 31,
                                               1994            1993            1992
                                                          (in thousands)
OPERATING REVENUES                          $1,535,500      $1,519,104      $1,410,778

OPERATING EXPENSES:
   Fuel                                        390,864         382,633         351,750
   Purchased Power                             315,818         310,307         282,166
   Other Operation                             196,097         186,471         168,226
   Maintenance                                 134,092         119,754         104,581
   Depreciation and Amortization               128,192         123,306         117,513
   Taxes Other Than Federal Income Taxes       119,458         112,739         105,377
   Federal Income Taxes                         45,761          54,554          47,269
                Total Operating Expenses     1,330,282       1,289,764       1,176,882

OPERATING INCOME                               205,218         229,340         233,896

NONOPERATING INCOME (LOSS)                      (4,716)         (3,353)          3,036

INCOME BEFORE INTEREST CHARGES                 200,502         225,987         236,932

INTEREST CHARGES                                98,157         100,855         105,513

NET INCOME                                     102,345         125,132         131,419

PREFERRED STOCK DIVIDEND REQUIREMENTS           15,660          16,540          16,596

EARNINGS APPLICABLE TO COMMON STOCK         $   86,685      $  108,592      $  114,823


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

                                                        December 31,
                                                  1994                1993
                                                       (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                  $1,848,263          $1,781,005
   Transmission                                 1,010,344             987,147
   Distribution                                 1,315,915           1,225,436
   General                                        160,752             140,942
   Construction Work in Progress                   63,453              59,170
          Total Electric Utility Plant          4,398,727           4,193,700
   Accumulated Depreciation and Amortization    1,627,852           1,550,855

                 NET ELECTRIC UTILITY PLANT     2,770,875           2,642,845


OTHER PROPERTY AND INVESTMENTS                     48,928              51,551

CURRENT ASSETS:
   Cash and Cash Equivalents                        5,297               4,626
   Accounts Receivable:
      Customers                                   108,785             118,523
      Affiliated Companies                         10,980               9,565
      Miscellaneous                                 4,327               4,118
      Allowance for Uncollectible Accounts           (830)             (1,344)
   Fuel - at average cost                          65,581              46,881
   Materials and Supplies - at average cost        49,451              43,351
   Accrued Utility Revenues                        51,686              58,294
   Prepayments                                      6,487               7,430

                 TOTAL CURRENT ASSETS             301,764             291,444


REGULATORY ASSETS                                 403,906             382,877

DEFERRED CHARGES                                   59,015              59,650


                     TOTAL                     $3,584,488          $3,428,367

See Notes to Consolidated Financial Statements.

                                                              December 31,
                                                         1994              1993
                                                             (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 30,000,000 Shares
      Outstanding - 13,499,500 Shares                $  260,458        $  260,458
   Paid-in Capital                                      504,408           494,834
   Retained Earnings                                    206,361           227,816
           Total Common Shareowner's Equity             971,227           983,108
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption               55,000            55,000
       Subject to Mandatory Redemption                  190,300           160,450
   Long-term Debt                                     1,228,911         1,215,124
                TOTAL CAPITALIZATION                  2,445,438         2,413,682

OTHER NONCURRENT LIABILITIES                             66,156            55,865

CURRENT LIABILITIES:
   Short-term Debt                                      122,825            39,500
   Accounts Payable - General                            46,729            33,627
   Accounts Payable - Affiliated Companies               46,983            34,531
   Taxes Accrued                                         34,623            52,128
   Customer Deposits                                     14,362            13,670
   Interest Accrued                                      17,347            18,212
   Other                                                 77,236            71,259
                TOTAL CURRENT LIABILITIES               360,105           262,927

DEFERRED FEDERAL INCOME TAXES                           595,353           578,948

DEFERRED INVESTMENT TAX CREDITS                          77,862            82,987

DEFERRED CREDITS                                         39,574            33,958

COMMITMENTS AND CONTINGENCIES (Note 4)

                    TOTAL                            $3,584,488        $3,428,367

Consolidated Statements of Cash Flows



                                                              Year Ended December 31,
                                                           1994        1993        1992
                                                                  (in thousands)
OPERATING ACTIVITIES:
   Net Income                                            $ 102,345   $ 125,132   $ 131,419
   Adjustments for Noncash Items:
      Depreciation and Amortization                        130,694     125,847     120,056
      Deferred Federal Income Taxes                         17,355      (5,834)     29,132
      Deferred Investment Tax Credits                       (5,492)     (5,468)     (5,096)
      Deferred Power Supply Costs (net)                      9,356      22,100     (30,493)
      Provision for Rate Refunds                            (8,780)     18,654      (4,708)
      Storm Damage Expense Deferrals (net)                 (21,741)     (3,371)       -
   Changes in Certain Current Assets and Liabilities:
      Accounts Receivable (net)                              7,600      (2,758)     (8,906)
      Fuel, Materials and Supplies                         (24,800)     62,608       8,135
      Accrued Utility Revenues                               6,608     (11,598)     (4,919)
      Accounts Payable                                      25,554     (20,018)     (4,963)
      Taxes Accrued                                        (17,505)     12,104     (14,419)
   Other (net)                                              (3,192)     13,247     (23,713)
        Net Cash Flows From Operating Activities           218,002     330,645     191,525

INVESTING ACTIVITIES:
   Construction Expenditures                              (230,531)   (189,767)   (188,380)
   Other                                                       948       1,806       1,884
        Net Cash Flows Used For Investing Activities      (229,583)   (187,961)   (186,496)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company                10,000      15,000        -
   Issuance of Cumulative Preferred Stock                   29,574     108,783      49,402
   Issuance of Long-term Debt                               70,443     286,486     493,447
   Retirement of Cumulative Preferred Stock                   (152)   (112,505)     (7,153)
   Retirement of Long-term Debt                            (58,236)   (277,704)   (404,309)
   Change in Short-term Debt (net)                          83,325     (40,350)    (19,200)
   Dividends Paid on Common Stock                         (108,140)   (110,696)   (105,836)
   Dividends Paid on Cumulative Preferred Stock            (14,562)    (16,573)    (15,330)
        Net Cash Flows From (Used For)
          Financing Activities                              12,252    (147,559)     (8,979)

Net Increase (Decrease) in Cash and Cash Equivalents           671      (4,875)     (3,950)
Cash and Cash Equivalents January 1                          4,626       9,501      13,451
Cash and Cash Equivalents December 31                    $   5,297   $   4,626   $   9,501

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings


                                                Year Ended December 31,
                                            1994          1993         1992
                                                     (in thousands)
Retained Earnings January 1               $227,816      $229,920     $220,933
Net Income                                 102,345       125,132      131,419
                                           330,161       355,052      352,352
Deductions:
   Cash Dividends Declared:
     Common Stock                          108,140       110,696      105,836
     Cumulative Preferred Stock:
        4-1/2% Series                        1,350         1,350        1,350
        4.50%  Series                           22            30           36
        5.90%  Series                        2,950           713         -
        5.92%  Series                        3,552         1,066         -
        6.85%  Series                        1,296          -            -
        7.40%  Series                        1,850         1,850        1,850
        7.80%  Series                        3,900         3,900        3,228
        8.12%  Series                         -            1,962        2,436
        8.52%  Series                         -            1,372        1,704
        9%     Series                         -            3,746        5,333
        $2.65  Series                         -               22          193
          Total Cash Dividends Declared    123,060       126,707      121,966
  Other                                        740           529          466
                Total Deductions           123,800       127,236      122,432

Retained Earnings December 31             $206,361      $227,816     $229,920


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Appalachian Power Company (the Company or APCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power in southwestern Virginia and southern West Virginia. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, APCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

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

Regulation

   As a member of the AEP System, APCo is subject to the regulation of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Virginia State Corporation Commission (Virginia SCC) and the Public Service Commission of West Virginia (WVPSC). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated financial statements include APCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consol-idation.

Basis of Accounting

   As a cost-based rate-regulated entity, APCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded and represent regulator approved deferred expenses and revenues, respectively, resulting from the rate-making process. Such deferrals are amortized commensurate with their inclusion in rates (revenues).

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. In the Virginia jurisdiction, con-struction work in progress is included in rate base in lieu of recording AFUDC. The average rates used to accrue AFUDC in the West Virginia and FERC jurisdictions were 4.5%, 3.5% and 4% in 1994, 1993 and 1992, respectively, and the amounts of AFUDC accrued were $1.4 million in 1994, $1 million in 1993 and $1.1 million in 1992.

Depreciation and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                          Composite
of Property                               Annual Rates

Production:
  Steam                                       3.6%
  Hydro                                       2.5%
Transmission                                  2.2%
Distribution                                  3.5%
General                                       3.3%

   Amounts to be used for demolition of plant are recovered through deprecia-tion charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Power Supply Costs and Fuel Costs
   The Company practices deferred accounting with respect to the over and under collection of certain fuel and power supply costs pursuant to the Virginia regulatory commission's fuel cost recovery mechanism. In the Virginia jurisdiction, changes in fuel costs and the fuel portion of purchased power costs are reviewed annually by the Virginia SCC. In the West Virginia jurisdiction deferral accounting is not being used for the over and under collection of certain power supply costs incurred from November 1993 through October 1996 as a result of a three-year freeze on fuel rates which is described in Note 3. Prior to November 1, 1993 deferred fuel accounting was practiced in the West Virginia jurisdiction.
   Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.


Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are provided for all temporary differences be-tween book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, regulatory assets and liabilities are recorded in accordance with SFAS 71.

Investment Tax Credits

   The Company's policy was to account for invest-ment tax credits under the flow-through method except where regulatory commissions reflected investment tax credits in the rate-making process on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment.

Debt and Preferred Stock

   Gains and losses on reacquired debt are deferred and amortized over the term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

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

Other Property and Investments

   Other property and investments are stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.

2. EFFECTS OF REGULATION:

   The consolidated financial statements include assets and liabilities recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future rate recoveries. The Company's regulatory assets and liabilities are comprised of the following:

                                     December 31,
                                   1994        1993
                                    (in thousands)
Regulatory Assets:
  Amounts Due From Customers
    For Future Federal
    Income Taxes                 $319,160    $320,160
  Unamortized Loss On
    Reacquired Debt                25,621      26,114
  Deferred Storm Damages           25,112       3,371
  Other                            34,013      33,232
  Total Regulatory Assets        $403,906    $382,877

Regulatory Liabilities:
  Deferred Investment Tax
    Credits                       $77,862     $82,987
  Other Regulatory Liabilities*     7,075         549
  Total Regulatory Liabilities    $84,937     $83,536

* Included in Deferred Credits on Consolidated Balance    Sheets.


3. RATE MATTERS:

   On June 27, 1994 the Virginia SCC issued a final order granting the Company an increase in annual revenues of $17.9 million. The Company had requested to increase its Virginia retail rates by $31.4 million annually and on May 4, 1993, implemented the rates, subject to refund, based on an interim order. As a result of the final order, the Company made a revenue refund including interest to its Virginia customers in August 1994 of $15.8 million.

   As a result of certain significant fuel cost reductions, on November 15, 1994 the Company implemented a net decrease in rates charged to its Virginia retail customers of $13.2 million, subject to final approval by the Virginia SCC. The net decrease consisted of a $28.9 million decrease in the fuel component of its rates offset, in part, by an increase of $15.7 million in base rates. On December 19, 1994, the Virginia SCC issued an order approving the decrease in the fuel factor component of rates. The increase in base rates would, in part, recover over three years the costs of extensive repairs to facilities damaged by last winter's severe storms. The Company deferred $23.9 million of Virginia retail incremental storm damage expenses related to two major ice storms in February and March 1994. The Company proposes in this rate proceeding to amortize the deferred storm damage expenses over a three-year period, consistent with the amortization of previous storm damage expense deferrals approved in a 1992 rate case. The ultimate recovery of the entire deferred storm damage costs is subject to Virginia SCC approval. If not approved, results of operations would be adversely affected. A hearing has been scheduled to begin in July 1995.

   Under the terms of a 1993 settlement agreement, the Company agreed to a base rate freeze in the West Virginia jurisdiction and suspension of the WVPSC's Expanded Net Energy Cost (ENEC) re-covery mechanism until October 31, 1996. Deferral accounting will not be used for new ENEC cost variances incurred from November 1993 through October 1996. The ENEC actual under-recovery balance on October 31, 1993 of $13.3 million is being collected through a component of the revised ENEC rates over the three-year period ending October 31, 1996. At December 31, 1994 the unrecovered ENEC balance was $7.6 million.

   Effective September 15, 1992 the FERC authorized the Company to implement, subject to refund, an $8.7 million annual rate increase. The Company is awaiting a final order from the FERC in this matter.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1995-1997 are estimated to be $631 million.

   Long-term fuel supply contracts contain clauses that provide for periodic price adjustments. The Virginia jurisdiction has a fuel cost recovery mechanism that provides, with the regulators' review and approval, for de-ferral and subsequent recovery or refund of changes in the cost of fuel. The Company agreed to freeze the fuel cost recovery factor in the West Virginia jurisdiction for three years ending October 31, 1996. The Company will seek, after October 1996, reinstatement of a similar fuel cost recovery mechanism in its West Virginia jurisdiction. The contracts are for various terms, the longest of which extends to 2006, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Litigation

      The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.

Clean Air

   The Clean Air Act Amendments of 1990 require significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generat-ing plants. The first phase of reductions in sulfur dioxide emissions (Phase
I) began on January 1, 1995 and the second, more restrictive phase (Phase II) begins on January 1, 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999.

   The Company's plants are not affected by Phase I emissions requirements; however, the Company will incur a portion of the Phase I compliance costs of other AEP affiliates through the Power Pool (which is described in Note 6). The compliance plan for the AEP System's generating units affected by Phase I includes installation of flue gas desulfurization systems (scrubbers) at the two-unit 2,600 mw Gavin Plant owned by an affiliate, Ohio Power Company, and fuel switching at other affected affiliated plants. The Company will incur additional costs to comply with Phase II requirements at its generating plants and those of affiliated Power Pool members. If the Company is unable to recover its share of the AEP System costs of compliance, it will have an adverse impact on results of operations and financial condition.


Other Environmental Matters

   The Company and its subsidiaries are regulated by federal, state and local authorities with respect to air and water quality and other environmental matters. Local authorities also regulate zoning. The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the generating plants and transmission/distribution facilities. Substantial costs to store and dispose of hazardous materials have been incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations and to clean up disposal sites under existing legislation. Management has no knowledge of any material clean up costs related to the Company's past disposal of hazardous and non-hazardous materials.


5. RELATED PARTY TRANSACTIONS:

   Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

   Operating revenues include $32.3 million in 1994, $33.4 million in 1993 and $22.2 million in 1992 for energy supplied to the Power Pool.

   Charges for Power Pool capacity reservation and energy received were included in purchased power expense as follows:
                           Year Ended December 31,
                          1994        1993       1992
                                 (in thousands)

Capacity Charges        $138,517   $111,335   $112,113
Energy Charges           147,655    182,205    152,585

     Total              $286,172   $293,540   $264,698

   Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share of the Power Pool's wholesale sales included in operating revenues were $103.8 million in 1994, $96.7 million in 1993 and $76.1 million in 1992.

      In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $27.5
million in 1994, $9 million in 1993 and $11.3 million in 1992.   Revenues
from these transactions are included in the above Power Pool wholesale operating revenues.

      Energy sold directly to Kingsport Power Company, an affiliated distribution utility that is not a member of the Power Pool, was included in operating revenues in the amounts of $61.1 million in 1994, $61.8 million in 1993 and $58.8 million in 1992.

  Purchased power expense includes $2.1 million in 1994, $7.8 million in 1993 and $6.1 million in 1992 of energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool.

      AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization charges of $10.2 million, $3.2 million and $8 million in 1994, 1993 and 1992, respectively.

   The Company and an affiliate, Ohio Power Company, jointly own certain facilities at two power plants. The costs of operating these facilities are apportioned between the owners based on ownership interests. The Company's share of these costs is included in the appropriate expense accounts on the Consolidated Statement of Income.

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis, to the extent practicable, and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


6. BENEFIT PLANS:

      The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by the Employee Retirement Income Security Act of 1974.

      Net pension costs for the years ended December 31, 1994, 1993 and 1992 were $5.3 million, $5.1 million and $6.4 million, respectively.

      An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contribution totaled $4.2 million in 1994, $3.9 million in 1993 and $3.7 million in 1992.

      Certain other benefits are provided for retired employees under an AEP System other postretirement benefit plan. Substantially all employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled $5.3 million in 1992.

      SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate liability for postretirement benefits other than pensions (OPEB). SFAS 106 requires the accrual during the employee's service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized, in accordance
with SFAS 106, as a transition obligation over 20 years.   OPEB costs are
determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The Company's annual accrued costs for employees and retirees OPEBs required by SFAS 106, which includes the recognition of one-twentieth of the prior service transition obligation, were $19.4 million in 1994 and $18.6 million in 1993.

      In order to fund OPEB benefits the Company established a Voluntary Employees Beneficiary Association (VEBA) trust fund and a corporate owned life insurance (COLI) program. The insur-ance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. The amount contributed to the VEBA trust fund is the difference between the pay-as-you-go OPEB cost and SFAS 106 total OPEB cost. This contribution is funded by amounts collected from ratepayers plus net earnings from the COLI program. Contributions to the VEBA trust fund were $11.6 million in 1994 and $5.6 million in 1993.

7. FEDERAL INCOME TAXES:

    The details of federal income taxes as reported are as follows:
                                                       Year Ended December 31,
                                         1994                  1993                  1992
                                                       (in thousands)
Charged (Credited) to Operating
 Expenses (net):
  Current                               $28,779               $61,988               $21,991
  Deferred                               19,763                (4,664)               27,808
  Deferred Investment Tax Credits        (2,781)               (2,770)               (2,530)
           Total                         45,761                54,554                47,269
Charged (Credited) to
 Nonoperating Income (net):
  Current                                (1,043)                  995                   (10)
  Deferred                               (2,408)               (1,170)                1,324
  Deferred Investment Tax Credits        (2,711)               (2,698)               (2,566)
           Total                         (6,162)               (2,873)               (1,252)
Total Federal Income Taxes as Reported  $39,599               $51,681               $46,017

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                 Year Ended December 31,
                                         1994                  1993                  1992
                                                       (in thousands)
Net Income                            $102,345              $125,132              $131,419
Federal Income Taxes                    39,599                51,681                46,017
Pre-tax Book Income                   $141,944              $176,813              $177,436

Federal Income Taxes on Pre-tax
 Book Income at Statutory Rate
  (35% in 1994 and 1993; 34% in 1992) $ 49,680              $ 61,885              $ 60,328
Increase (Decrease) in Federal
 Income Taxes Resulting From the
  Following Items:
    Depreciation                        11,103                 8,912                 6,866
    Corporate Owned Life Insurance      (5,050)               (6,170)               (6,181)
    Removal Costs                       (4,200)               (4,742)               (4,145)
    Percentage Repair Allowance         (2,813)               (3,444)               (3,307)
    Federal Income Tax Accrual
     Adjustments                        (3,100)               (2,000)                 -
    Investment Tax Credits (net)        (5,492)               (5,468)               (5,495)
    Other                                 (529)                2,708                (2,049)
Total Federal Income Taxes
  as Reported                         $ 39,599              $ 51,681              $ 46,017

Effective Federal Income Tax Rate        27.9%                 29.2%                 25.9%

  The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:

                                     December 31,
                                    1994       1993
                                    (in thousands)

Deferred Tax Assets              $  98,501  $  98,440
Deferred Tax Liabilities          (693,854)  (677,388)
  Net Deferred Tax Liabilities   $(595,353) $(578,948)

Property Related Temporary
  Differences                    $(472,597) $(463,249)
Amounts Due From Customers For
  Future Federal Income Taxes     (111,706)  (112,056)
All Other (net)                    (11,050)    (3,643)
    Total Net Deferred
      Tax Liabilities            $(595,353) $(578,948)

    The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

    The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

8. LEASES:
    Leases of property, plant and equipment are for periods up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.
    Lease rentals are primarily charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                               Year Ended December 31,
                                1994     1993     1992
                                    (in thousands)

Operating Leases              $ 9,490  $11,068  $11,526
Amortization of
  Capital Leases                8,878    5,186    4,790
Interest on Capital Leases      4,585    4,165    2,886
Total Rental Cost             $22,953  $20,419  $19,202

    Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                             December 31,
                                        1994             1993
                                             (in thousands)
Electric Utility Plant:
  Production                          $ 9,180          $ 7,559
  Transmission                             34               34
  General                              59,748           42,204
      Total Electric Utility Plant     68,962           49,797
  Accumulated Amortization             25,824           19,824
      Net Properties under
          Capital Leases              $43,138          $29,973

Capital Lease Obligations:
  Noncurrent Liability                $32,984          $24,288
  Liability Due Within One Year        10,154            5,685
    Total Capital Lease Obligations   $43,138          $29,973

    Properties under operating leases and related obligations are not included in the Consolidated
Balance Sheets.

    Future minimum lease payments consisted of the
following at December 31, 1994:
                                                  Non-
                                                Cancelable
                                    Capital      Operating
                                    Leases         Leases
                                        (in thousands)
1995                                $13,773       $ 4,707
1996                                 10,532         4,494
1997                                 10,855         3,917
1998                                  7,179         2,618
1999                                  6,984         2,111
Later Years                          19,946        11,941
 Total Future Minimum Lease
  Rentals                            69,269       $29,788

Less Estimated Interest Element      26,131

Estimated Present Value of Future
 Minimum Lease Payments             $43,138

9.  CUMULATIVE PREFERRED STOCK:
    The authorized shares of no par value cumulative preferred stock is 8,000,000 shares. The aggregate involuntary liquidation price for all shares of cumulative preferred stock may not exceed $300 million. The unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance.
    The cumulative preferred stock is callable at the price indicated plus accrued dividends. The involuntary liquidation preference is $100 per share. During 1993 the Company redeemed and cancelled the following entire series:
300,000 shares of 8.12% series; 200,000 shares of 8.52% series; 570,000 shares of 9% series; and 32,900 shares of $2.65 series. In 1992 the Company redeemed and cancelled 30,000 shares of the 9% series and 160,000 shares of the $2.65 series.

Cumulative Preferred Stock Not Subject to Mandatory Redemption:
                     Call Price                 Shares                    Amount
                    December 31,             Outstanding               December 31,
Series                  1994             December 31, 1994            1994       1993
                                                                       (in thousands)
4-1/2%                $110.00                 300,000              $30,000     $30,000
7.40%                  102.11                 250,000               25,000      25,000
                                                                   $55,000     $55,000
Cumulative Preferred Stock Subject to Mandatory Redemption:
              Call Price                                         Shares               Amount
             December 31,     Number of Shares Redeemed       Outstanding          December 31,
Series(a)        1994           Year Ended December 31,    December 31, 1994      1994       1993
                               1994      1993      1992                            (in thousands)
4.50% (b)      $102.00         1,517     1,507     1,526          3,848        $    385   $    537
7.80% (c)       107.80          -         -         -           500,000          50,000     50,000
5.90% (d)         (g)           -         -        N/A          500,000          50,000     50,000
5.92% (e)         (g)           -         -        N/A          600,000          60,000     60,000
6.85% (f)         (h)           -        N/A       N/A          300,000          30,000       -
                                                                               $190,385   $160,537

N/A - Not applicable, shares were issued in a subsequent year.

(a) The sinking fund provisions of series subject to mandatory redemption aggregate $85,000 in 1995, $150,000 in 1996,
$85,000 in 1997, $2,500,000 in 1998 and $2,500,000 in 1999.
(b) A sinking fund for the 4.50% cumulative preferred stock requires the purchase or redemption of 1,500 shares at $100 a share on or before November 30 in each year. In anticipation of future sinking fund requirements, 652 shares have been reacquired as of December 31, 1994.
Unless all sinking fund provisions for this series have been made, no distribution may be made on the common stock.
(c) Commencing in 1998, a sinking fund for the 7.80% cumulative preferred stock will require the redemption of 25,000 shares at $100 a share on or before May 1 in each year. The Company has the non-cumulative option to redeem up to 25,000 additional shares on any sinking fund date at a redemption price of $100 per share.
(d) Shares issued November 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.90% cumulative preferred stock will require the redemption of 25,000 shares each year and the redemption of the remaining outstanding shares on November 1, 2008, in each case at $100 per share.
(e) Shares issued October 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.92% cumulative preferred stock will require the redemption of 30,000 shares each year and the redemption of the remaining shares outstanding on November 1, 2008, in each case at $100 per share.
(f) Shares issued June 1994. Commencing in 2000 and continuing through date of redemption, a sinking fund for the 6.85% cumulative perferred stock will require the redemption of 60,000 shares each year, in each case at $100 per share.
The Company has the non-cumulative option to redeem up to 60,000 additional shares on any sinking fund date at a redemption price of $100 per share.
(g) Not callable until after 2002.
(h) Not callable until after 1999.
/TABLE

10.  LONG-TERM DEBT AND LINES OF CREDIT:

    Long-term debt by major category was outstanding as follows:
                                      December 31,
                                   1994           1993
                                     (in thousands)

First Mortgage Bonds             $  987,949     $  974,310
Installment Purchase
  Contracts                         233,706        233,537
Sinking Fund Debentures               7,256          7,260
Other Long-term Debt                   -                61
                                  1,228,911      1,215,168
Less Portion Due Within
  One Year                             -                44
  Total                          $1,228,911     $1,215,124

   First mortgage bonds outstanding were as follows:
                                                       December 31,
                                                      1994       1993
                                                       (in thousands)
% Rate             Due
7-1/2              1998 - December 1                $ 45,000    $ 45,000
7.00               1999 - December 1                  30,000      30,000
7-5/8              2002 - February 1                  43,350      43,350
7.95               2002 - March 1                     60,000      60,000
7.38               2002 - August 15                   50,000      50,000
7-1/2              2002 - December 1                  59,760      59,760
7.40               2002 - December 1                  30,000      30,000
6.65               2003 - May 1                       40,000      40,000
6.85               2003 - June 1                      30,000      30,000
6.00               2003 - November 1                  30,000      30,000
7.70               2004 - September 1                 21,000        -
7.85               2004 - November 1                  50,000        -
8-3/4              2017 - February 1                    -         56,686
9-1/8              2019 - November 1                  47,000      47,500
9-7/8              2020 - December 1                  47,500      48,000
9.35               2021 - August 1                    50,000      50,000
8.75               2022 - February 1                  50,000      50,000
8.70               2022 - May 22                      40,000      40,000
8.43               2022 - June 1                      50,000      50,000
8.50               2022 - December 1                  70,000      70,000
7.80               2023 - May 1                       40,000      40,000
7.90               2023 - June 1                      30,000      30,000
7.15               2023 - November 1                  30,000      30,000
7.125              2024 - May 1                       50,000      50,000
Unamortized Discount (net)                            (5,661)     (5,986)

  Total                                             $987,949    $974,310


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

 Installment purchase contracts have been entered into, in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

% Rate   Due                          December 31,
                                    1994       1993
                                     (in thousands)
Industrial Development Authority of
 Russell County, Virginia:
7-1/4%   1998 - November 1        $ 19,500   $ 19,500
7.70%    2007 - November 1          17,500     17,500

Putnam County, West Virginia:
5.45%    2019 - June 1              40,000     40,000
6.60%    2019 - July 1              30,000     30,000

Mason County, West Virginia:
7-7/8%   2013 - November 1          10,000     10,000
7.40%    2014 - January 1           30,000     30,000
6.85%    2022 - June 1              40,000     40,000
6.60%    2022 - October 1           50,000     50,000
Unamortized Discount                (3,294)    (3,463)
  Total                           $233,706   $233,537

    Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemptions) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

    Sinking fund debentures outstanding were as follows:
                                   December 31,
                              1994            1993
                                 (in thousands)
6% due 1996 - March 1        $7,251          $7,251
Unamortized Premium               5               9
  Total                      $7,256          $7,260

    Prior to December 31, 1994 sufficient principal amounts of debentures had been reacquired in anticipation of all future sinking fund requirements. The Company may elect to redeem additional amounts of debentures up to $600,000 annually.

    At December 31, 1994, annual long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)
  1995                               $     -
  1996                                    7,251
  1997                                     -
  1998                                   64,500
  1999                                   30,000
  Later Years                         1,136,110
    Total                            $1,237,861

    Short-term debt borrowings are limited by provisions of the 1935 Act to $250 million and further limited by charter provisions to $213 million. Lines of credit are shared with other AEP System companies and at December 31, 1994 and 1993 were available in the amounts of $558 million and $537 million, respectively.
Commitment fees of approximately 3/16 of 1% of the unused short-term line of credit are paid each year to the banks to maintain the lines of credit. Outstanding short-term debt consisted of:

                               Balance        Weighted
                             Outstanding      Average
                           (in thousands)  Interest Rate
December 31, 1994:
  Notes Payable               $  2,425          6.3%
  Commercial Paper             120,400          6.2
    Total                     $122,825          6.2

December 31, 1993:
  Notes Payable                $ 3,400          3.6%
  Commercial Paper              36,100          3.4
    Total                      $39,500          3.4


11. COMMON SHAREOWNER'S EQUITY:

    The Company received from AEP Co., Inc. cash capital contributions of $10 million and $15 million in 1994 and 1993, respectively, which were credited to paid-in capital. In 1994, 1993 and 1992 charges to paid-in capital of $426,000, $1,217,000 and $598,000, respectively, represented issuance expenses of cumulative preferred stock.
There were no other material transactions affecting common stock and paid-in capital accounts in 1994, 1993 and 1992.

    Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1994, $37 million of retained earnings were restricted. To pay dividends out of paid-in capital, the Company needs regulatory approval.


12. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1994 and 1993 fair values for preferred stock subject to mandatory redemption were $169 million and $163 million and for long-term debt were $1,157 million and $1,310 million, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $190 million and $160 million and for long-term debt were $1,229 million and $1,215 million at December 31, 1994 and 1993, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.

13. SUPPLEMENTARY INFORMATION:

                              Year Ended December 31,
                              1994      1993     1992
                                   (in thousands)
Cash was paid for:
  Interest (net of
   capitalized amounts)     $96,667   $103,387 $109,037
  Income Taxes               48,872     62,305   41,811

Noncash Acquisitions Under
   Capital Leases were       22,883     11,403    9,736


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
1994
 March 31                $438,095    $59,942   $32,532
 June 30                  369,862     48,662    24,008
 September 30             371,842     50,846    25,731
 December 31              355,701     45,768    20,074

1993
 March 31                 393,036     67,747    41,554
 June 30                  340,617     44,873    18,428
 September 30             393,671     56,651    31,941
 December 31              391,780     60,069    33,209

     Net income for fourth quarter 1994 and 1993 includes favorable federal income tax accrual adjustments of $3.1 million and $2 million, respectively, related to the resolution of various issues with the IRS.