Form 10-K, Exhibit 13
period 1995-12-31
APPALACHIAN POWER CO
filed 1996-03-28
CIK 6879

Selected Consolidated Financial Data

                                                                      Year Ended December 31,
                                              1995             1994             1993            1992             1991
                                                                           (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues                      $1,545,039       $1,535,500       $1,519,104      $1,410,778        $1,378,706
  Operating Expenses                       1,317,937        1,330,282        1,289,764       1,176,882         1,143,626
  Operating Income                           227,102          205,218          229,340         233,896           235,080
  Nonoperating Income (Loss)                  (4,699)          (4,716)          (3,353)          3,036             1,132
  Income Before Interest Charges             222,403          200,502          225,987         236,932           236,212
  Interest Charges                           106,503           98,157          100,855         105,513            95,793
  Net Income                                 115,900          102,345          125,132         131,419           140,419
  Preferred Stock Dividend Requirements       16,405           15,660           16,540          16,596            13,861
  Earnings Applicable to Common Stock   $     99,495     $     86,685      $   108,592     $   114,823       $   126,558

                                                                December 31,
                                  1995             1994             1993            1992              1991
                                                              (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant        $4,558,436       $4,398,727       $4,193,700      $4,038,735        $3,884,833
  Accumulated Depreciation and
     Amortization                1,694,746        1,627,852        1,550,855       1,477,078         1,405,074
  Net Electric Utility Plant    $2,863,690       $2,770,875       $2,642,845      $2,561,657        $2,479,759
  Total Assets                  $3,735,378       $3,647,795       $3,491,674      $3,094,091        $2,972,581

  Common Stock and
     Paid-in Capital           $   785,509      $   764,866      $   755,292     $   741,509       $   742,107
  Retained Earnings                199,021          206,361          227,816         229,920           220,933
  Total Common
     Shareholder's Equity      $   984,530      $   971,227      $   983,108     $   971,429       $   963,040

  Cumulative Preferred Stock:
    Not Subject to
      Mandatory Redemption    $     55,000     $     55,000     $     55,000     $   105,000       $   105,000
    Subject to Mandatory
      Redemption (a)               190,235          190,385          160,537         108,509            65,662
      Total Cumulative
    Preferred Stock            $   245,235      $   245,385      $   215,537     $   213,509       $   170,662

  Long-term Debt (a)            $1,285,684       $1,228,911       $1,215,168      $1,200,272        $1,100,626

  Obligations Under
     Capital Leases (a)       $     48,937     $     43,138     $     29,973    $     24,269      $     19,801

  Total Capitalization
     and Liabilities            $3,735,378       $3,647,795       $3,491,674      $3,094,091        $2,972,581

(a) Including portion due within one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Outlook

 Since its enactment in 1992, the Energy Policy Act has fostered competition in the generation and sale of electricity in the wholesale market. The prospect for market driven rates is powering a movement, mainly among large industrial energy users, to introduce competition to the retail market as well. As a result management expects that competition will be a significant factor influencing the Company s future results of operations.

 A significant expansion of competition in the generation and sale of electricity could result in an adverse effect on future results of operations from stranded costs and the write-off of regulatory assets. Stranded costs occur when a customer switches to a new supplier creating the issue of who pays for investments and commitments that are no longer needed, economical or recoverable in a competitive market. The amount of any losses the Company may experience from stranded costs depends on the extent to which direct competition is introduced to the Company s business and the market price of energy. Cost-based regulation traditionally results in the recognition of revenues and expenses in accordance with rate commission orders which can result in revenue and expense recognition in different time periods than for enterprises that are not regulated. As a result, regulatory assets have been recorded by regulated utility companies representing the deferral of costs for recovery in future periods. At December 31, 1995, the Company had $435 million of regulatory assets. In order to maintain regulatory assets, the Company s rates must be cost-based regulated. Management has reviewed the evidence currently available and concluded that the Company continues to meet the requirements to apply rate-regulated accounting standards. In the event a portion of the Company s business no longer met these requirements, regulatory assets would have to be written off for that portion of the business.

 Whether future results of operations are adversely affected by losses or write-offs will also depend on whether and how equitable recovery is provided for by the applicable regulators. We intend to seek appropriate recovery of any stranded costs and regulatory assets that may result from a transition to competition.

 The Company, as a member of the AEP System, has the financial strength, geographic reach, location and cost structure to be an able competitor. Although no assurance can be given that the Company can maintain this position in the future, management is taking steps to prepare for the challenges that increased competition will present. In 1995 management took steps to prepare for competition by realigning the Company s operations, along with the operations of the AEP System s other operating companies, into functional operating units, expanding marketing and customer service efforts and proposing a plan for an orderly transition to retail competition. Management also proposed and filed open access transmission rates.

 The realignment from separate operating company organizations to distinct AEP System wide power generation and energy delivery operating units will facilitate the unbundling of electric services to separate competitive generation services from regulated transmission and distribution services. It also should facilitate our ability to more efficiently and effectively meet customer needs. Process improvement and cost control will be key performance objectives for our new operating units.

 In October of 1995 management proposed the creation of an Independent
System Operator to operate a multi-state transmission grid to facilitate equal, safe and efficient transmission. Management also proposed the eventual creation of a Regional Power Exchange that would accept offers to buy and sell power and would settle transactions based on the price at which supply and demand are balanced. Under the proposal regulators would continue to regulate delivery services and provide for the recovery of any stranded costs and regulatory assets through a wires charge.

 Management has also offered access to AEP s extensive transmission grid at 142 interconnections to all parties under the same terms and conditions available to the AEP System. This should provide the Company with greater opportunities for transmission service revenues. Management has also responded to our retail customers needs by introducing new cost-based regulated rate designs (interruptible buy-through and real time pricing).
 These proposals were issued to enable the Company to participate in a meaningful way in the process of shaping the form of the future competitive playing field. Should competition expand significantly, our success will depend on our ability to obtain a level playing field, improve and expand on our energy sales and services and maintain and improve on our relatively low cost structure.

Environmental Concerns

Hazardous Material

  By-products from the generation of electricity include materials such as ash, slag and sludge. Coal combustion by-products, which constitute the overwhelming percentage of these materials, are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, the generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and non-hazardous materials. The Company is currently incurring costs to safely dispose of such substances, and additional costs could be incurred to comply with new laws and regulations if enacted.

  The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund legislation) addresses clean-up of hazardous substances at disposal sites and authorizes the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1995, there are two sites for which the Company has received information requests which could lead to Potentially Responsible Parties (PRP) designation. Also, the Company has received an information request with respect to one site administered by state authorities. APCO s liability has been resolved for one other site with no significant effect on results of operations. The Company's present estimates do not anticipate material cleanup costs for identified sites for which APCo has been declared a PRP. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations and possibly financial condition would be adversely affected unless the costs can be recovered.

Results of Operations

Net Income Increases in 1995 After Declining in 1994

     Net income increased by $13.6 million or 13% in 1995 while 1994 net income decreased by $22.8 million or 18% due primarily to fluctuations in AEP System Power Pool (Power Pool) capacity charges. The changes in Power Pool capacity charges resulted from a reduction in 1995 and an increase in 1994 of the Company s prior twelve-month peak demand relative to the total peak demand of all Power Pool members. Power Pool members like the Company whose internal demand exceeds their capacity are allocated capacity costs based on the relative peak demands and generating reserves of all Power Pool members. Also contributing to the decrease in 1994 net income were severe winter storm damage expenses, an increase in West Virginia business and occupation taxes resulting from increased generation at West Virginia plants, and increased charges under the AEP System transmission equalization agreement.

Operating Revenues Increase and Energy Sales Increase

    Operating revenues increased 1% in both 1995 and 1994 reflecting increased energy usage by retail customers and growth in the numbers of retail customers, and are analyzed as follows:

                               Increase (Decrease)
                               From Previous Year
(dollars in millions)     1995           1994
                         Amount    %    Amount     %
Retail:
  Price variance . . . . $ 20.2         $  7.9
  Volume variance. . . .   39.3            2.6
  Power Supply Costs . .  (23.5)          (5.4)
                           36.0   3.0      5.1     0.4
Wholesale:
  Price variance . . . .  (17.4)          23.9
  Volume variance. . . .   (1.8)         (20.9)
  Power Supply Costs . .   (2.7)           (.8)
                          (21.9) (7.5)     2.2     0.8

Other Operating Revenues   (4.6)           9.1
         Total . . . . . $  9.5   0.6   $ 16.4     1.1

 The moderate increase in 1995 operating revenues resulted from a 5% increase in sales to retail customers partly offset by a reduction in revenues from wholesale customers. Energy sales to residential customers, which is the most weather-sensitive customer class, rose over 6% in 1995 mainly as a result of increased weather related usage in the last half of the year reflecting unseasonably warm summer weather in 1995 and colder weather in the fourth quarter of 1995 compared with the weather in the prior year. Sales to commercial and industrial customers rose 6% and 2%, respectively, reflecting the addition of 2,531 new customers, the effects of weather and economic growth in the Company s service area.

 Although revenues from wholesale customers declined 7.5%, energy sales were only slightly down. Energy sales were relatively flat as an increase in Power Pool sales made on an hourly basis to unaffiliated utilities were offset by a decline in energy supplied to affiliated utilities through the Power Pool due to the increased availability of lower cost nuclear generation of an affiliate. Hourly sales are a type of short-term sale typically made when the unaffiliated utility can purchase energy at a lower cost than the cost at which that utility can generate the energy. Although wholesale energy sales were relatively flat, wholesale revenues declined in 1995 reflecting increasing competition.

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

Operating Expenses

 Operating expenses decreased 1% in 1995 largely due to a decline in fuel
and purchased power expenses   and   increased  3%  in  1994  reflecting
increases in most expense categories. Changes in the components of operating expenses were as follows:
                              Increase (Decrease)
                              From Previous Year
(dollars in millions)       1995             1994
                       Amount      %    Amount     %

Fuel . . . . . . . . . $(42.1)  (10.8)  $ 8.2     2.2
Purchased Power. . . .  (15.7)   (5.0)    5.5     1.8
Other Operation. . . .   25.7    13.1     9.6     5.2
Maintenance. . . . . .    5.5     4.1    14.3    12.0
Depreciation and
  Amortization . . . .    4.8     3.7     4.9     4.0
Taxes Other Than
  Federal Icome Taxes.   (2.4)   (2.0)    6.7     6.0
Federal Income Taxes .   11.9    25.9    (8.7)  (16.1)
  Total. . . . . . . . $(12.3)   (0.9)  $40.5     3.1

 The substantial decrease in 1995 fuel expense was due to a decrease in coal-fired net generation while the increase in 1994 was caused by an increase in generation. The changes in generation resulted from the availability of an affiliate s low cost nuclear power units. When the availability of the affiliate s nuclear units is reduced as it was in 1994, the Company increases its generation for delivery to the Power Pool. Both affiliated nuclear generating units were out of service in portions of 1994 for refueling while only one unit was out of service in 1995. Also contributing to the decrease in 1995 fuel expense was a lower average cost of fuel which resulted mainly from a reduction in coal prices due to the renegotiation of certain long-term coal contracts.

 Purchased power expense decreased in 1995 due to the reduction in Power
Pool capacity charges and reduced purchases from unaffiliated utilities for pass-through sales to other unaffiliated utilities, reflecting the effects of the milder winter weather in the first quarter of 1995 and cooler spring weather, partially offset by increased purchases of Power Pool energy used to meet increased retail demand rather than generating the energy. In 1994 purchased power expense increased as a result of the increased Power Pool capacity charges.

 The increase in other operation expense in 1995 was due to provisions for severance pay related to an organizational review study and the AEP realignment of operations; costs associated with the development of a new activity based budgeting system; increased employee benefits costs; and the effect of a $4.6 million favorable adjustment in 1994 which capitalized previously expensed software costs in accordance with an order of the Virginia regulatory commission. Other operation expense increased in 1994 primarily due to increased charges under the AEP System transmission equalization agreement. Transmission charges are allocated based on the relative peak demands in the prior twelve months. The increase in such charges reflected the Company's January 1994 record peak demand.

 Maintenance expense increased in 1995 as a result of the amortization of deferred Virginia retail incremental storm damage expenses incurred to repair distribution facilities damaged by two major ice storms in the first quarter of 1994. Concurrent with rate recovery, being collected subject to refund, the Company is amortizing over a three-year period the Virginia portion of deferred storm damage expenses. A January 1994 snow storm, and two major ice storms in February and March of 1994 significantly increased 1994 maintenance expense. Storm damage expenditures in 1994 were $43.2 million of which $23.9 million was deferred.

 Taxes other than federal income taxes increased in 1994 due to the effect on the generation-based West Virginia business and occupation tax of the increased generation at West Virginia plants. Effective June 1995, the tax is based on generating capacity in West Virginia rather than on generation in West Virginia which is expected to result in a less volatile level of West Virginia taxes.

 Federal income taxes attributable to operations increased in 1995 primarily due to an increase in pre-tax operating income. Federal income taxes attributable to operations decreased in 1994 mainly due to a decrease in pre-tax operating income.

Nonoperating Loss

 Nonoperating loss increased in 1994 due to the adoption of SFAS 112 "Employers' Accounting for Postemployment Benefits" by the Company's subsidiaries, which were formerly engaged in coal-mining, and the effect of a refund in 1993 of medical costs received by the inactive coal subsidiaries from surplus funds in the Black Lung Trust Fund.

Interest Charges

 Interest charges increased in 1995 primarily as a result of an increase in the balance of long-term debt outstanding. Refinancing of long-term debt during the early part of 1994 reduced the average interest rate on outstanding long-term debt as well as the average levels of long-term debt outstanding caused the decline in interest expense in 1994.

Financial Condition

Construction Spending

 Total plant and property additions were $232 million in 1995 and $253 million in 1994. Management estimates construction expenditures for the next three years to be $652 million with no major new generating plant construction planned. Funds for construction of new facilities and improvement of existing facilities come from a combination of internally generated funds, short-term and long-term borrowings and equity investments by the Company's parent, American Electric Power Company, Inc. (AEP Co., Inc.). Approximately 75% of the construction expenditures for the next three years are expected to be financed internally.

Capital Resources

 When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1995, $372 million of unused short-term lines of credit shared with other AEP System companies were available. A charter provision limits short-term borrowings to $228 million. Short-term borrowings of $126 million at December 31, 1995 reflect a $3 million increase. Periodic reductions of outstanding short-term debt are made through issuances of long-term debt, preferred stock and equity capital contributions by the parent company.

 The Company has regulatory approval to issue up to $360 million of long-term debt. Management expects to use the proceeds of future long-term financings to retire short-term debt, refinance maturing and other long-term debt, refund cumulative preferred stock and fund construction expenditures.

 The Company presently exceeds all minimum coverage requirements for issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1995, the mortgage bonds and preferred stock coverage ratios were 3.47 and 1.78, respectively.

Litigation

 The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of such litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations and/or financial condition.

Effects of Inflation

 Inflation affects the Company s cost of replacing utility plant and the cost of operating and maintaining its plant. The rate-making process limits recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

New Accounting Rules

 The Financial Accounting Standards Board (FASB) issued a new accounting standard, SFAS 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The new standard is effective beginning with 1996 accounting periods. The initial implementation of this new standard is not expected to have a significant impact on the Company.

 In 1996 the FASB issued an exposure draft  Accounting for Certain
Liabilities Related to Closure   or   Removal   of  Long-Lived  Assets.
This document proposes that the present value of any decommissioning or other closure or removal obligation be recorded as a liability when the obligation is incurred. A corresponding asset would be recorded in the plant investment account and recovered through depreciation charges over the asset s life. A proposed transition rule would require that an entity report in income the cumulative effect of initially applying the new standard. The Company is currently studying the impact of the proposed rules and evaluating its potential impact.

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of
Directors of Appalachian Power Company:

We have audited the accompanying consolidated balance sheets of Appalachian Power Company and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Appalachian Power Company and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 27, 1996

Consolidated Statements of Income
                                                                                   Year Ended December 31,
                                                                      1995                 1994                1993
                                                                                       (in thousands)
OPERATING REVENUES                                                  $1,545,039           $1,535,500          $1,519,104


OPERATING EXPENSES:
   Fuel                                                                348,776              390,864             382,633
   Purchased Power                                                     300,086              315,818             310,307
   Other Operation                                                     221,783              196,097             186,471
   Maintenance                                                         139,566              134,092             119,754
   Depreciation and Amortization                                       132,999              128,192             123,306
   Taxes Other Than Federal Income Taxes                               117,093              119,458             112,739
   Federal Income Taxes                                                 57,634               45,761              54,554
                Total Operating Expenses                                 1,317,937            1,330,282           1,289,764

OPERATING INCOME                                                       227,102              205,218             229,340

NONOPERATING LOSS                                                       (4,699)              (4,716)             (3,353)

INCOME BEFORE INTEREST CHARGES                                         222,403              200,502             225,987

INTEREST CHARGES                                                       106,503               98,157             100,855

NET INCOME                                                             115,900              102,345             125,132

PREFERRED STOCK DIVIDEND REQUIREMENTS                                   16,405               15,660              16,540

EARNINGS APPLICABLE TO COMMON STOCK                               $     99,495         $     86,685         $   108,592


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                                       December 31,
                                                                   1995             1994
                                                                      (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                    $1,857,621       $1,848,263
   Transmission                                                   1,041,415        1,010,344
   Distribution                                                   1,409,407        1,315,915
   General                                                          169,602          160,752
   Construction Work in Progress                                     80,391           63,453
                 Total Electric Utility Plant                     4,558,436        4,398,727
   Accumulated Depreciation and Amortization                      1,694,746        1,627,852
                 NET ELECTRIC UTILITY PLANT                       2,863,690        2,770,875

OTHER PROPERTY AND INVESTMENTS                                       31,523           48,928

CURRENT ASSETS:
   Cash and Cash Equivalents                                          8,664            5,297
   Accounts Receivable:
      Customers                                                     126,613          108,785
      Affiliated Companies                                            7,721           10,980
      Miscellaneous                                                   8,077            4,327
      Allowance for Uncollectible Accounts                           (2,253)            (830)
   Fuel - at average cost                                            69,037           65,581
   Materials and Supplies - at average cost                          55,756           49,451
   Accrued Utility Revenues                                          65,078           51,686
   Prepayments                                                        8,579            6,487
                 TOTAL CURRENT ASSETS                               347,272          301,764

REGULATORY ASSETS                                                   435,352          467,213

DEFERRED CHARGES                                                     57,541           59,015

                     TOTAL                                       $3,735,378       $3,647,795

See Notes to Consolidated Financial Statements.

                                                               December 31,
                                                          1995             1994
                                                              (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 30,000,000 Shares
      Outstanding - 13,499,500 Share                   $  260,458      $   260,458
   Paid-in Capital                                        525,051          504,408
   Retained Earnings                                      199,021          206,361
                Total Common Shareholder's Equity         984,530          971,227
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                 55,000           55,000
       Subject to Mandatory Redemption                    190,085          190,300
   Long-term Debt                                       1,278,433        1,228,911
                TOTAL CAPITALIZATION                    2,508,048        2,445,438

OTHER NONCURRENT LIABILITIES                              102,178           79,729

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                       7,251            -
   Short-term Debt                                        125,525          122,825
   Accounts Payable - General                              36,424           46,729
   Accounts Payable - Affiliated Companies                 45,800           46,983
   Taxes Accrued                                           48,666           34,623
   Customer Deposits                                       14,411           14,362
   Interest Accrued                                        19,057           17,347
   Other                                                   75,303           63,663
                TOTAL CURRENT LIABILITIES                 372,437          346,532

DEFERRED INCOME TAXES                                     656,006          658,660

DEFERRED INVESTMENT TAX CREDITS                            89,682           95,907

DEFERRED CREDITS                                            7,027           21,529

COMMITMENTS AND CONTINGENCIES (Note 4)

                    TOTAL                              $3,735,378       $3,647,795

Consolidated Statements of Cash Flows
                                                                                 Year Ended December 31,
                                                                      1995                 1994                1993
                                                                                      (in thousands)
OPERATING ACTIVITIES:
   Net Income                                                       $ 115,900             $ 102,345           $ 125,132
   Adjustments for Noncash Items:
      Depreciation and Amortization                                   134,485               130,694             125,847
      Deferred Federal Income Taxes                                       647                17,355              (5,834)
      Deferred Investment Tax Credits                                  (5,465)               (5,492)             (5,468)
      Deferred Power Supply Costs (net)                                (3,721)                9,356              22,100
      Provision for Rate Refunds                                       15,224                (8,780)             18,654
      Storm Damage Expense Amortization (Deferrals)                    14,804               (21,741)             (3,371)
   Changes in Certain Current Assets and Liabilities:
      Accounts Receivable (net)                                       (16,896)                7,600              (2,758)
      Fuel, Materials and Supplies                                     (9,761)              (24,800)             62,608
      Accrued Utility Revenues                                        (13,392)                6,608             (11,598)
      Accounts Payable                                                (11,488)               25,554             (20,018)
      Taxes Accrued                                                    14,043               (17,505)             12,104
   Other (net)                                                         13,520                (3,192)             13,247
        Net Cash Flows From Operating Activities                      247,900               218,002             330,645

INVESTING ACTIVITIES:
   Construction Expenditures                                         (216,200)             (230,531)           (189,767)
   Proceeds from Sales of Property                                      7,793                   948               1,806
        Net Cash Flows Used For Investing Activities                 (208,407)             (229,583)           (187,961)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company                           30,000                10,000              15,000
   Issuance of Cumulative Preferred Stock                             -                     29,574             108,783
   Issuance of Long-term Debt                                         128,785                70,443             286,486
   Retirement of Cumulative Preferred Stock                              (150)                 (152)           (112,505)
   Retirement of Long-term Debt                                       (74,950)              (58,236)           (277,704)
   Change in Short-term Debt (net)                                      2,700                83,325             (40,350)
   Dividends Paid on Common Stock                                    (106,836)             (108,140)           (110,696)
   Dividends Paid on Cumulative Preferred Stock                       (15,675)              (14,562)            (16,573)
        Net Cash Flows From (Used For)
          Financing Activities                                        (36,126)               12,252            (147,559)

Net Increase (Decrease) in Cash and Cash Equivalents                    3,367                   671              (4,875)

Cash and Cash Equivalents January 1                                     5,297                 4,626               9,501
Cash and Cash Equivalents December 31                              $    8,664           $     5,297         $     4,626

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
                                                                           Year Ended December 31,
                                                       1995                        1994                        1993
                                                                                (in thousands)
Retained Earnings January 1                            $206,361                    $227,816                    $229,920
Net Income                                              115,900                     102,345                     125,132
                                                        322,261                     330,161                     355,052

Deductions:
   Cash Dividends Declared:
     Common Stock                                       106,836                     108,140                     110,696
     Cumulative Preferred Stock:
        4-1/2% Series                                     1,350                        1350                        1350
        4.50%  Series                                        16                          22                          30
        5.90%  Series                                     2,950                       2,950                         713
        5.92%  Series                                     3,552                       3,552                       1,066
        6.85%  Series                                     2,055                       1,296                        -
        7.40%  Series                                     1,850                       1,850                        1850
        7.80%  Series                                     3,900                       3,900                       3,900
        8.12%  Series                                      -                           -                          1,962
        8.52%  Series                                      -                           -                          1,372
        9%     Series                                      -                           -                          3,746
        $2.65  Series                                      -                           -                             22
                Total Cash Dividends
                  Declared                               122,509                     123,060                     126,707

   Capital Stock Expense                                     731                         740                         529

                Total Deductions                         123,240                     123,800                     127,236

Retained Earnings December 31                           $199,021                    $206,361                    $227,816

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Appalachian Power Company (the Company or APCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power to 859,000 retail customers in southwestern Virginia and southern West Virginia. Wholesale electric power is supplied to neighboring utility systems. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, APCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

   The Company has four wholly-owned subsidiaries which are consolidated in these financial statements: Cedar Coal Co., Central Appalachian Coal Company and Southern Appalachian Coal Company (which were formerly engaged in coal mining and now lease their coal reserves to unaffiliated companies) and West Virginia Power Company (which is inactive). Kanawha Valley Power Company, previously a wholly-owned subsidiary, which owned and operated hydroelectric generating units and sold electricity to APCo, merged into the Company on June 30, 1995.

Regulation

   As a subsidiary of AEP Co., Inc., APCo is subject to the regulation of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Virginia State Corporation Commission (Virginia SCC) and the Public Service Commission of West Virginia (WVPSC). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated financial statements include APCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consol-idation.

Basis of Accounting

   As a cost-based rate-regulated entity, APCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded to reflect the economic effects of regulation.

Use of Estimates

   The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. In the Virginia jurisdiction, con-struction work in progress is included in rate base in lieu of recording AFUDC. The amounts of AFUDC in 1995, 1994 and 1993 were not significant.

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

   Amounts to be used for demolition of plant are recovered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Power Supply Costs and Fuel Costs

   The Company practices deferred accounting with respect to the over and under collection of certain fuel and power supply costs pursuant to the Virginia regulatory commission's fuel cost recovery mechanism. In the Virginia jurisdiction, changes in fuel costs and the fuel portion of purchased power costs are reviewed annually by the Virginia SCC. In the West Virginia jurisdiction, deferral accounting for the over and under collection of fuel and certain power supply costs incurred from November 1993 through October 1996 has been suspended as a result of a three-year freeze on fuel rates which is described in Note 3. Prior to November 1, 1993 deferred fuel accounting was practiced in the West Virginia jurisdiction.

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

Investment Tax Credits

   The Company's policy was to account for investment tax credits under the flow-through method except where regulatory commissions reflected investment tax credits in the rate-making process on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment.

Debt and Preferred Stock

   Gains and losses on reacquired debt are deferred and amortized over the term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   Commensurate with ratemaking, debt discount or premium and debt issuance expenses are deferred and amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are deferred, debited to paid-in capital and amortized to retained earnings in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired to meet sinking fund requirements is credited to paid-in capital.

Other Property and Investments

   Other property and investments are stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.


2. EFFECTS OF REGULATION:

   The consolidated financial statements include assets and liabilities recorded in accordance with regulatory actions in order to match expenses with related revenues from cost-based regulated rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries.
The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company s business no longer met these requirements, regulatory assets and liabilities would have to be written off for that portion of the business.

   Regulatory assets and liabilities are comprised of the following:
                                     December 31,
                                   1995        1994
                                    (in thousands)
Regulatory Assets:
  Amounts Due From Customers
    For Future Income Taxes      $379,104    $382,467
  Unamortized Loss On
    Reacquired Debt                26,075      25,621
  Deferred Storm Damage            10,308      25,112
  Other                            19,865      34,013
  Total Regulatory Assets        $435,352    $467,213

Regulatory Liabilities:
  Deferred Investment Tax
    Credits                       $89,682    $ 95,907
  Other*                            2,645       7,075
  Total Regulatory Liabilities    $92,327    $102,982

* Included in Deferred Credits on Consolidated Balance Sheets.


3. RATE MATTERS:

   As a result of certain significant fuel cost reductions, on November 15, 1994 the Company implemented, subject to refund, a net decrease in rates charged to its Virginia retail customers of $13.2 million, subject to final approval by the Virginia SCC. The net decrease consisted of a $28.9 million decrease in the fuel component of its rates offset, in part, by an increase of $15.7 million in base rates. On December 19, 1994, the Virginia SCC issued an order approving the decrease in the fuel factor component of rates. The increase in base rates would, in part, recover over three years the costs of extensive repairs to facilities damaged by the severe winter storms in 1994. The Company deferred $23.9 million of Virginia retail incremental storm damage expenses related to two major ice storms in February and March of 1994. The Company proposed in this rate proceeding to amortize the deferred storm damage expenses over a three-year period, consistent with the amortization of previous storm damage expense deferrals approved in a 1992 rate case. The ultimate recovery of the entire deferred storm damage costs is subject to Virginia SCC approval. If not approved, results of operations would be adversely affected. A hearing was held in July 1995. The Company is awaiting a final order from the Virginia SCC in this matter.

   Under the terms of a 1993 settlement agreement, the Company agreed to a base rate freeze in the West Virginia jurisdiction and suspension of the WVPSC's Expanded Net Energy Cost (ENEC) recovery mechanism until October 31, 1996. Deferral accounting will not be used for new ENEC cost variances incurred from November 1993 through October 1996. The ENEC actual under-recovery balance on October 31, 1993 of $13.3 million is being collected through a component of the revised ENEC rates over the three-year period ending October 31, 1996. At December 31, 1995 the unrecovered ENEC balance was $2.5 million.

   Effective September 15, 1992 the FERC authorized the Company to implement, subject to refund, an $8.7 million annual rate increase. The Company is awaiting a final order from the FERC in this matter.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1996-1998 are estimated to be $652 million.

 Long-term fuel supply contracts contain clauses that provide for periodic price adjustments. The contracts are for various terms, the longest of which extends to 2006, and contain various clauses that would release the Company from its obligation under certain force majeure conditions. The Virginia jurisdiction has a fuel cost recovery mechanism that provides, with the regulators' review and approval, for deferral and subsequent recovery or refund of changes in the cost of fuel. The Company agreed to freeze the fuel cost recovery factor in the West Virginia jurisdiction for three years ending October 31, 1996. (See Note 3).

Clean Air

 The Clean Air Act Amendments of 1990 require significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began in 1995 and the second, more restrictive phase (Phase II) begins in the year 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999. The Company s plants are not affected by Phase I emission requirements. However, a portion of Phase I compliance costs of other AEP affiliates is included in Power Pool costs (which are described in Note 5) and charged to the Company. These costs are not expected to have an adverse impact on results of operations.

Litigation

 The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations or financial condition.


5. RELATED PARTY TRANSACTIONS:

   Benefits and costs of the AEP System's generating plants are shared by members of the Power Pool. The Company is a member of the Power Pool. Under terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

   Operating revenues include $26.3 million in 1995, $32.3 million in 1994 and $33.4 million in 1993 for energy supplied to the Power Pool.

   Charges for Power Pool capacity reservation and energy received were included in purchased power expense as follows:
                           Year Ended December 31,
                          1995        1994       1993
                                 (in thousands)

Capacity Charges        $116,821   $138,517   $111,335
Energy Charges           161,531    147,655    182,205

     Total              $278,352   $286,172   $293,540

   Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share of the Power Pool's wholesale sales included in operating revenues were $92 million in 1995, $103.8 million in 1994 and $96.7 million in 1993.

 In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $18.8
million in 1995, $27.5 million in 1994 and $9 million in 1993.   Revenues
from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

 Energy sold directly to Kingsport Power Company, an affiliated distribution utility that is not a member of the Power Pool, was included in operating revenues in the amounts of $58.7 million in 1995, $61.1 million in 1994 and $61.8 million in 1993.

  Purchased power expense includes $2.9 million in 1995, $2.1 million in 1994 and $7.8 million in 1993 of energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool.

 AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization charges of $5.4 million, $10.2 million and $3.2 million in 1995, 1994 and 1993, respectively.

   The Company and an affiliate, Ohio Power Company, jointly own two power plants. The costs of operating these facilities are apportioned between the owners based on ownership interests. The Company's share of these costs is included in the appropriate expense accounts on the Consolidated Statements of Income. The Company s investment in these plants is included in electric utility plant on the Consolidated Balance Sheets.

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


6. BENEFIT PLANS:

 The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974.

 Net pension costs for the years ended December 31, 1995, 1994 and 1993 were $2.7 million, $5.3 million and $5.1 million, respectively.

 An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $4.3 million in 1995, $4.2 million in 1994 and $3.9 million in 1993.

 Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

 SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate liability for OPEB. SFAS 106 requires the accrual during the employee's service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized, in accordance with SFAS 106, as a transition obligation over 20
years.   OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The Company's annual accrued costs for employees and retirees OPEBs required by SFAS 106, which includes the recognition of one-twentieth of the prior service transition obligation, were $19.5 million in 1995, $19.4 million in 1994 and $18.6 million in 1993.

 As a result of SFAS 106, a Voluntary Employees Beneficiary Association
(VEBA) trust fund for OPEB benefits was established and a corporate owned life insurance (COLI) program was implemented to lower the net OPEB costs. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, in other property and investments. Legislation was passed by Congress which would have significantly reduced the tax benefits of a COLI program in the future. The legislation containing this provision was vetoed by the President. At this time it is uncertain if legislation repealing certain tax benefits for COLI programs will be enacted. If enacted this legislation would negatively impact the effectiveness of the COLI program as a funding and cost reduction mechanism. The amount contributed to the VEBA trust fund is the difference between the pay-as-you-go OPEB cost and SFAS 106 total OPEB cost. This contribution is funded by amounts collected from ratepayers plus net earnings from the COLI program. Contributions to the VEBA trust fund were $9.5 million in 1995, $11.6 million in 1994 and $5.6 million in 1993.

7. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:

                                                                             Year Ended December 31,
                                                                1995                  1994                  1993
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $58,676               $28,779               $61,988
  Deferred                                                      1,715                19,763                (4,664)
  Deferred Investment Tax Credits                              (2,757)               (2,781)               (2,770)
           Total                                               57,634                45,761                54,554
Charged (Credited) to Nonoperating Income (net):
  Current                                                        (503)               (1,043)                  995
  Deferred                                                     (1,068)               (2,408)               (1,170)
  Deferred Investment Tax Credits                              (2,708)               (2,711)               (2,698)
           Total                                               (4,279)               (6,162)               (2,873)
Total Federal Income Taxes as Reported                        $53,355               $39,599               $51,681

  The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                             Year Ended December 31,
                                                                1995                  1994                  1993
                                                                                 (in thousands)
Net Income                                                    $115,900              $102,345              $125,132
Federal Income Taxes                                            53,355                39,599                51,681
Pre-tax Book Income                                           $169,255              $141,944              $176,813

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                        $ 59,239              $ 49,680              $ 61,885
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                14,184                11,103                 8,912
    Corporate Owned Life Insurance                              (5,304)               (5,050)               (6,170)
    Removal Costs                                               (5,040)               (4,200)               (4,742)
    Percentage Repair Allowance                                 (2,945)               (2,813)               (3,444)
    Prior Year Federal Income Tax Accrual Adjustments             -                   (3,100)               (2,000)
    Amortization of Deferred Investment Tax Credits (net)       (5,465)               (5,492)               (5,468)
    Other                                                       (1,314)                 (529)                2,708
Total Federal Income Taxes as Reported                        $ 53,355              $ 39,599              $ 51,681

Effective Federal Income Tax Rate                                 31.5%                 27.9%                 29.2%

   The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:

                                     December 31,
                                    1995       1994
                                    (in thousands)

Deferred Tax Assets              $ 127,710  $  99,000
Deferred Tax Liabilities          (783,716)  (757,660)
  Net Deferred Tax Liabilities   $(656,006) $(658,660)

Temporary Difference in Tax Dollars:
Property Related Temporary
  Differences                    $(482,003) $(472,597)
Amounts Due From Customers For
  Future Federal Income Taxes     (110,529)  (111,706)
Deferred State Income Taxes        (63,307)   (63,307)
All Other (net)                       (167)   (11,050)
    Total Net Deferred
      Tax Liabilities            $(656,006) $(658,660)

   The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax ex-pense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


8. LEASES:

   Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

   Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:
                               Year Ended December 31,
                                1995     1994     1993
                                    (in thousands)

Operating Leases              $ 8,600  $ 9,490  $11,068
Amortization of
  Capital Leases               11,003    8,878    5,186
Interest on Capital Leases      4,120    4,585    4,165
Total Rental Costs            $23,723  $22,953  $20,419

   Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                     December 31,
                                   1995        1994
                                    (in thousands)
Electric Utility Plant:
  Production                     $ 8,455      $ 9,180
  Transmission                         2           34
  General                         66,279       59,748
      Total Electric Utility
         Plant                    74,736       68,962
  Accumulated Amortization        25,799       25,824
      Net Properties under
          Capital Leases         $48,937      $43,138

Capital Lease Obligations:
  Noncurrent Liability           $36,739      $32,984
  Liability Due Within One Year   12,198       10,154
    Total Capital Lease
      Obligations                $48,937      $43,138

   Capital lease obligations are included in other non-current and other current liabilities.

   Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

   Future minimum lease payments consisted of the following at
December 31, 1995:
                                                         Non-
                                                     Cancelable
                                         Capital      Operating
                                         Leases         Leases
                                             (in thousands)

 1996                                        $15,128    $ 5,335
 1997                                         15,460      4,758
 1998                                         11,168      3,344
 1999                                         10,561      2,827
 2000                                          8,919      2,063
 Later Years                                  26,738     10,234

 Total Future Minimum Lease Rentals           87,974    $28,561

 Less Estimated Interest Element              39,037

 Estimated Present Value of Future
       Minimum Lease Payments                $48,937

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

Cumulative Preferred Stock Not Subject to Mandatory Redemption:

                             Call Price                         Shares                  Amount
                            December 31,                     Outstanding             December 31,
Series                          1995                     December 31, 1995          1995       1994
                                                                                    (in thousands)

4-1/2%                        $110.00                         300,000            $30,000     $30,000
7.40%                          102.11                         250,000             25,000      25,000
                                                                                 $55,000     $55,000

Cumulative Preferred Stock Subject to Mandatory Redemption:

                   Call Price                                               Shares               Amount
                  December 31,          Number of Shares Redeemed        Outstanding          December 31,
Series(a)             1995                Year Ended December 31,     December 31, 1995      1995       1994
                                         1995      1994      1993                             (in thousands)
4.50% (b)           $102.00              1,500     1,517     1,507           2,348        $    235   $    385
7.80% (c)            107.80               -         -         -            500,000          50,000     50,000
5.90% (d)              (g)                -         -         -            500,000          50,000     50,000
5.92% (e)              (g)                -         -         -            600,000          60,000     60,000
6.85% (f)              (h)                -         -        N/A           300,000          30,000     30,000
                                                                                          $190,235   $190,385

N/A - Not applicable, shares were issued in a subsequent year.
(a) The sinking fund provisions of series subject to mandatory redemption aggregate $150,000 in 1996, $85,000 in 1997, $2,500,000 in 1998, $2,500,000
in 1999 and $8,500,000 in 2000.
(b) A sinking fund for the 4.50% cumulative preferred stock requires the purchase or redemption of 1,500 shares at $100 a share on or before November 30 in each year. Unless all sinking fund provisions for this series have been made, no distribution may be made on the common stock.
(c) Commencing in 1998, a sinking fund for the 7.80% cumulative preferred stock will require the redemption of 25,000 shares at $100 a share on or before May 1 in each year. The Company has the non-cumulative option to redeem up to 25,000 additional shares on any sinking fund date at a redemption price of $100 per share.
(d) Shares issued November 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.90% cumulative preferred stock will require the redemption of 25,000 shares each year and the redemption of the remaining outstanding shares on November 1, 2008, in each case at $100 per share.
(e) Shares issued October 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.92% cumulative preferred stock will require the redemption of 30,000 shares each year and the redemption of the remaining shares outstanding on November 1, 2008, in each case at $100 per share.
(f) Shares issued June 1994. Commencing in 2000 and continuing through date of redemption, a sinking fund for the 6.85% cumulative perferred stock will require the redemption of 60,000 shares each year, in each case at $100 per share. The Company has the non-cumulative option to redeem up to 60,000 additional shares on any sinking fund date at a redemption price of $100 per share.
(g) Not callable until after 2002.
(h) Not callable until after 1999.

10.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:
                                    December 31,
                                1995           1994
                                   (in thousands)

First Mortgage Bonds         $1,044,555     $  987,949
Installment Purchase
  Contracts                     233,877        233,706
Sinking Fund Debentures           7,252          7,256
                              1,285,684      1,228,911
Less Portion Due Within
  One Year                        7,251           -
  Total                      $1,278,433     $1,228,911

   First mortgage bonds outstanding were as follows:
                                     December 31,
                                   1995       1994
                                    (in thousands)

% Rate  Due
7-1/2   1998 - December 1      $   45,000   $ 45,000
7.00    1999 - December 1          30,000     30,000
7-5/8   2002 - February 1          43,350     43,350
7.95    2002 - March 1             60,000     60,000
7.38    2002 - August 15           50,000     50,000
7-1/2   2002 - December 1          59,760     59,760
7.40    2002 - December 1          30,000     30,000
6.65    2003 - May 1               40,000     40,000
6.85    2003 - June 1              30,000     30,000
6.00    2003 - November 1          30,000     30,000
7.70    2004 - September 1         21,000     21,000
7.85    2004 - November 1          50,000     50,000
8.00    2005 - May 1               50,000       -
6.89    2005 - June 22             30,000       -
9-1/8   2019 - November 1            -        47,000
9-7/8   2020 - December 1          20,584     47,500
9.35    2021 - August 1            50,000     50,000
8.75    2022 - February 1          50,000     50,000
8.70    2022 - May 22              40,000     40,000
8.43    2022 - June 1              50,000     50,000
8.50    2022 - December 1          70,000     70,000
7.80    2023 - May 1               40,000     40,000
7.90    2023 - June 1              30,000     30,000
7.15    2023 - November 1          30,000     30,000
7.125   2024 - May 1               50,000     50,000
8.00    2025 - June 1              50,000       -
Unamortized Discount (net)         (5,139)    (5,661)

  Total                        $1,044,555   $987,949

      Certain indentures relating to the first mortgage bonds contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee, or in lieu thereof, certification of unfunded property additions.

    Installment purchase contracts have been entered into, in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

% Rate   Due                          December 31,
                                    1995       1994
                                     (in thousands)
Industrial Development Authority of
 Russell County, Virginia:

7-1/4%   1998 - November 1        $ 19,500   $ 19,500
7.70%    2007 - November 1          17,500     17,500

Putnam County, West Virginia:

5.45%    2019 - June 1              40,000     40,000
6.60%    2019 - July 1              30,000     30,000

Mason County, West Virginia:

7-7/8%   2013 - November 1          10,000     10,000
7.40%    2014 - January 1           30,000     30,000
6.85%    2022 - June 1              40,000     40,000
6.60%    2022 - October 1           50,000     50,000

Unamortized Discount                (3,123)    (3,294)

  Total                           $233,877   $233,706

      Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemptions) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

   Sinking fund debentures outstanding were as follows:
                                     December 31,
                                1995            1994
                                   (in thousands)

6% due 1996 - March 1          $7,251          $7,251
Unamortized Premium                 1               5
  Total                        $7,252          $7,256

   At December 31, 1995, annual long-term debt payments, excluding premium or discount, are as follows:

                                  Principal Amount
                                   (in thousands)
  1996                               $    7,251
  1997                                     -
  1998                                   64,500
  1999                                   80,000
  2000                                     -
  Later Years                         1,142,194
    Total                            $1,293,945

      Short-term debt borrowings are limited by provisions of the 1935 Act to $250 million and further limited by charter provisions to $228 million. Lines of credit are shared with other AEP System companies and at December 31, 1995 and 1994 were available in the amounts of $372 million and $558 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term line of credit are paid each year to the banks to maintain the lines of credit. Outstanding short-term debt consisted of:
                                              Year-end
                               Balance        Weighted
                             Outstanding      Average
                           (in thousands)  Interest Rate

December 31, 1995:
  Commercial Paper            $125,525          6.1%

December 31, 1994:
  Notes Payable               $  2,425          6.3%
  Commercial Paper             120,400          6.2
    Total                     $122,825          6.2


11. COMMON SHAREHOLDER'S EQUITY:

    The Company received from AEP Co., Inc. cash capital contributions of $30 million, $10 million and $15 million in 1995, 1994 and 1993, respectively, which were credited to paid-in capital. In 1995, 1994 and 1993 net charges to paid-in capital of $9,357,000, $426,000 and $1,217,000, respectively, represented expenses of issuing and retiring cumulative preferred stock. There were no other material transactions affecting common stock and paid-in capital accounts in 1995, 1994 and 1993.

      Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1995, $33.2 million of the $199 million of retained earnings were restricted. To pay dividends out of paid-in capital, the Company needs regulatory approval.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1995 and 1994 fair values for preferred stock subject to mandatory redemption were $198 million and $169 million and for long-term debt were $1,350 million and $1,157 million, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $190 million at December 31, 1995 and 1994 and for long-term debt were $1,286 million and $1,229 million at December 31, 1995 and 1994, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.

13. SUPPLEMENTARY INFORMATION:

                           Year Ended December 31,
                           1995      1994     1993
                               (in thousands)
Cash was paid for:
  Interest (net of
   capitalized amounts)  $102,145   $96,667 $103,387
  Income Taxes             59,412    48,872   62,305

Noncash Acquisitions Under
   Capital Leases were     16,209    22,883   11,403


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
1995
 March 31                $407,516    $69,144   $41,937
 June 30                  339,957     38,839     8,486
 September 30             403,786     55,361    28,378
 December 31              393,780     63,758    37,099

1994
 March 31                 438,095     59,942    32,532
 June 30                  369,862     48,662    24,008
 September 30             371,842     50,846    25,731
 December 31              355,701     45,768    20,074

     Net income for fourth quarter 1994 includes favorable federal income tax accrual adjustments of $3.1 million related to the resolution of various issues with the IRS.