Form 10-K405, Exhibit 13
period 1996-12-31
APPALACHIAN POWER CO
filed 1997-03-27
CIK 6879

  Selected Consolidated Financial Data
                                                                       Year Ended December 31,
                                               1996             1995            1994             1993              1992
                                                                           (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues                      $1,624,869       $1,545,039      $1,535,500       $1,519,104        $1,410,778
  Operating Expenses                       1,381,993        1,317,937       1,330,282        1,289,764         1,176,882
  Operating Income                           242,876          227,102         205,218          229,340           233,896
  Nonoperating Income (Loss)                     128           (4,699)         (4,716)          (3,353)            3,036
  Income Before Interest Charges             243,004          222,403         200,502          225,987           236,932
  Interest Charges                           109,315          106,503          98,157          100,855           105,513
  Net Income                                 133,689          115,900         102,345          125,132           131,419
  Preferred Stock Dividend Requirements       15,938           16,405          15,660           16,540            16,596
  Earnings Applicable to Common Stock     $  117,751       $   99,495      $   86,685       $  108,592        $  114,823
                                                                       December 31,
                                            1996             1995            1994             1993              1992
                                                                        (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant                  $4,717,132       $4,558,436      $4,398,727       $4,193,700        $4,038,735
  Accumulated Depreciation and
     Amortization                          1,782,017        1,694,746       1,627,852        1,550,855         1,477,078
  Net Electric Utility Plant              $2,935,115       $2,863,690      $2,770,875       $2,642,845        $2,561,657
  Total Assets                            $3,811,380       $3,735,378      $3,647,795       $3,491,674        $3,094,091
  Common Stock and Paid-in Capital        $  835,838       $  785,509      $  764,866       $  755,292        $  741,509
  Retained Earnings                          208,472          199,021         206,361          227,816           229,920
  Total Common Shareholder's Equity       $1,044,310       $  984,530      $  971,227       $  983,108        $  971,429
  Cumulative Preferred Stock:
    Not Subject to Mandatory Redemption   $   29,815       $   55,000      $   55,000       $   55,000         $ 105,000
    Subject to Mandatory Redemption (a)      190,000          190,235         190,385          160,537           108,509
      Total Cumulative Preferred Stock    $  219,815       $  245,235      $  245,385       $  215,537         $ 213,509
  Long-term Debt (a)                      $1,365,842       $1,285,684      $1,228,911       $1,215,168        $1,200,272

  Obligations Under Capital Leases (a)    $   51,969       $   48,937      $   43,138       $   29,973        $   24,269

  Total Capitalization and Liabilities    $3,811,380       $3,735,378      $3,647,795       $3,491,674        $3,094,091

(a) Including portion due within one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Business Outlook

  With the issuance of two Federal Energy Regulatory Commission (FERC) orders and the commencement of planning for retail competition at the state level, we are in a better position to identify and develop strategies for addressing the issues that face the American Electric Power (AEP) System, Appalachian Power Company and our changing industry. The industry's adjustment to greater competition in the generation and sale of electricity, customer choice and the ability to fully recover costs will probably be the most significant factors affecting the Company's future profitability.

  Although the Company, as a member of the AEP System, has the financial strength, geographic reach, location and cost structure to be an able competitor, no assurance can be given that this position can be maintained. However, we intend to make every effort to maintain and strengthen our competitive position. We see a link between a smooth transition to a competitive marketplace and the maintaining of a strong financial position.

  The new FERC orders facilitate increased competition in both the generation and sale of bulk power to wholesale customers. They provide, among other things, for open access to transmission facilities. AEP's support of the FERC's open access transmission rule is evidenced by our being among the first to file a comparability tariff, offering access to the AEP transmission grid at 143 interconnections to all parties under the same terms and conditions available to AEP affiliates. This has provided greater opportunities for transmission service sales.

  Although customer choice proposals and discussions are under way in the states in which we operate, it is difficult to predict their result and the timing of changes, if any. We are actively involved in discussions on the state and federal level regarding whether to and how best to transition to competition in order to represent the best interests of our customers, shareholders and employees. We favor an orderly and smooth transition to a more competitive energy market because we believe that AEP will do better in the long term if it is free to compete.

  If the electric energy market evolves from cost-of-service ratemaking to
market-based pricing, many complex   issues   must  be   resolved,  including
the recovery of stranded costs. While the new FERC orders provide, under certain conditions, for recovery of stranded costs at the wholesale level, the issue of stranded cost recovery remains open at the much larger state retail level.

Stranded Costs

  Stranded costs occur when a customer switches to a new supplier for its electric energy needs or when a component of the business, for example generation, is no longer subject to cost-based regulation, creating the issue of who pays for plant investment, purchased power or fuel contracts both non-affiliated and affiliated, inventories, construction work in progress, plant removal and shutdown costs, previously deferred costs (regulatory assets) and other investments and commitments that are no longer needed, economic or recoverable in a competitive market. The amount of any stranded costs the Company may experience depends on the timing of and the extent to which direct competition is introduced to our business and the then-existing market price of energy.

  Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated financial statements in accordance with regulatory actions to match expenses and revenues in cost-based rates. In the event a portion of the business no longer met the requirements of SFAS 71, net regulatory assets would have to be written off for that portion of the business and assets tested for possible impairment. Whether an impairment exists would depend on how low the market price of energy is in competition relative to the cost of energy.

  Among other requirements the application of SFAS 71 requires that the rates charged to customers be cost based. Our generation business is still cost-based regulated and should remain so for the foreseeable future. Should enabling state legislation be enacted we believe there should be at least a three to five year transition to full competition. Although the recent FERC orders provide for competition in the firm wholesale market, that market is a relatively small part of our business and our firm wholesale sales are still under cost-of-service contracts. We believe that enabling state legislation if enacted should provide for a sufficient transition period to allow for the recovery of any generation-related stranded costs and we are dedicating ourselves to working with regulators, customers and legislators to accomplish both an orderly transition and a reasonable and fair disposition of the stranded cost issue. However, if the Company were to no longer be cost-based regulated and recovery of stranded costs were not possible, results of operations and financial condition would be adversely affected.

  Since state commissions have jurisdiction over the sale and distribution of electricity to retail customers, we believe that state legislation and regulation should shape the future competitive market for electricity while federal legislation should seek to ensure reciprocity among the states and a level playing field for all power suppliers. Presently states with higher cost power, like California, are aggressively pursuing deregulation.
However, the states the Company operates in are addressing the call for customer choice more cautiously.

Restructuring/Functional Unbundling

  In 1996 we took some major steps to maintain and enhance the Company's competitive strength. We restructured our management and operations to allow us to comply with the new FERC orders which required separation of generation and energy sales operations from our energy transmission and delivery operations. This has achieved and should continue to achieve staffing, managerial and operating efficiencies. The generation and marketing business units are preparing for the possibility of competition in an open market for customers. Our energy delivery business expects to remain regulated and ultimately be subject to some form of incentive or performance-based ratemaking. If competition never replaces regulation we will be a more efficient and productive business as a result of our preparations which should benefit all concerned.


  Marketing and customer service efforts have been enhanced with programs like the Key Accounts Program which strives to build strong partnerships with key customers in order to build customer loyalty. In 1996 we also launched a series of new television commercials to inform our customers that we will be operating under the name, American Electric Power. The commercials are intended to position AEP as more than just a supplier of electricity. We want to be the energy and energy services provider of choice; AEP: America's Energy Partner.

Cost Containment

  In 1996 we continued our efforts to reduce costs in order to maintain our competitiveness. Reviews of our major processes led to decisions to consolidate the management and operations of internal service functions performed at multiple locations. Among the functions being consolidated are fossil generation plant maintenance, system operations, accounting and load research. A study of the Company's procurement and supply chain operations led to cost reductions through better inventory management, just-in-time delivery and the increased use of electronic purchasing. Also in 1996 we completed the installation of an activity based management budgeting system. This tool will enable managers to better analyze work and control costs. While staff reductions and cost savings are being achieved in these and other areas, expenses for new marketing programs, customer services and modern efficient management information systems are being increased to prepare for competition. These expenditures for the future should produce further improvements and efficiencies, enabling the Company to maintain its position as a low-cost producer.

  Coal is 50% of the production cost of electricity. Although our average coal costs per unit of electricity (per Kwh) have declined by 45% since 1986, we recognize that we must continue to manage our coal costs to maintain our competitive position. As long-term coal supply contracts expire we are negotiating with non-affiliated suppliers to lower purchased coal costs. We intend to continue to prudently supplement our long-term coal supplies with spot market purchases as long as favorable spot market prices exist.

Environmental Matters

  We take great pride in our efforts to economically produce and deliver electricity while minimizing the impact on the environment. The Company has spent hundreds of millions of dollars to equip its facilities with the latest economical clean air and water technologies and to research possible new technologies. We intend to continue to take a leadership role to foster economically prudent efforts to protect and preserve the environment.

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

  The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) addresses clean-up of hazardous substances at disposal sites and authorizes the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1996, there are two sites for which the Company has received information requests which could lead to "Potentially Responsible Party" (PRP) designation. The Company's present estimates do not anticipate material cleanup costs for identified sites for which the Company is involved. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations and possibly financial condition would be adversely affected unless the costs can be recovered.

Federal EPA Actions

  Federal EPA is required by the Clean Air Act Amendments of 1990 (CAAA) to issue rules to implement the law. In December 1996 Federal EPA issued final rules governing nitrogen oxide emissions that must be met after January 1, 2000 (Phase II of the CAAA). The final rules will require substantial reductions in nitrogen oxide emissions from certain types of power plant boilers including those in the Company's power plants. In December 1996 a group of utilities including the Company filed a petition for review of the rules in a U.S. Court of Appeals and requested expedited consideration of the appeal. The cost to comply with the emission reductions required by the final rules is expected to be substantial and could have a material adverse impact on results of operations and possibly financial condition if not recovered from customers.

  Federal EPA is considering proposals to revise the existing ambient air quality standard for ozone and to establish a new ambient air quality standard for fine particulate matter. The rules being considered could result in further requirements for reductions of nitrogen oxides and sulfur dioxide emitted from coal fired power plants and could have a significant impact on operations. The proposals being considered are of particular concern because they do not have a sound scientific basis. The cost of complying with any new emission reduction requirements imposed as a result of the adoption of revised ambient air quality standards can not be precisely determined but could be substantial. If Federal EPA ultimately promulgates stricter ambient air quality standards, they could have a material adverse impact on results of operations and possibly financial condition if these costs are not recovered from customers.

Results of Operations

  Net income increased by $17.8 million or 15% in 1996 mainly due to increased sales of energy and services. Sales increased predominately due to greater demand for energy by wholesale customers and increased transmission and other services provided to power marketers and utilities. Also contributing to the improvement in net income were the effect of severance pay charges recorded in 1995 in connection with a management and operations realignment and gains recorded in 1996 from emission allowance transactions. In 1995 net income increased by $13.6 million or 13% due to a reduction in AEP System Power Pool (Power Pool) capacity charges. The reduction in Power Pool capacity charges resulted from a decrease in the Company's prior twelve-month peak demand relative to the total peak demand of all Power Pool members. Power Pool members like the Company whose internal demand exceeds their capacity are allocated capacity costs by the Power Pool based on the relative peak demands and generating reserves of all Power Pool members.

Operating Revenues and Energy Sales Increase

  Operating revenues increased 5% in 1996 and 1% in 1995. Increased wholesale energy sales, transmission and coal conversion service revenues were the primary reasons for the increase in 1996 revenues. Increased energy usage by retail customers and growth in the number of retail customers increased revenues in 1995. The following is a price/volume analysis of revenues:

                               Increase (Decrease)
                               From Previous Year
(dollars in millions)       1996           1995
                         Amount    %    Amount     %
Retail:
  Price variance         $  1.4         $ 20.2
  Volume variance          14.4           39.3
  Fuel and Purchased
   Power Recoveries       (13.6)         (23.5)
                            2.2   0.2     36.0    3.0
Wholesale:
  Price variance         (145.8)         (17.4)
  Volume variance         211.8           (1.8)
  Fuel Cost Recoveries     (2.7)          (2.7)
                           63.3  23.5    (21.9)  (7.5)

Other Operating Revenues   14.3           (4.6)
         Total           $ 79.8   5.2   $  9.5    0.6

  Wholesale revenues increased 23% in 1996 reflecting a 77% increase in wholesale sales. The Company's share of Power Pool sales increased 38% as a result of increased transactions with power marketers and other utilities. The Company through the Power Pool shared in sales of a new product, coal conversion services which resulted in 2.2 billion kilowatthours of electricity being provided to power marketers and certain other utilities under a new Federal Energy Regulatory Commission approved interruptible tariff. Since these new sales are for the service of converting the customers' coal to electricity and do not include recovery of a fuel cost, the average wholesale price per kilowatthour was significantly less in 1996 than in 1995. Energy sales to the Power Pool increased mainly due to increased demand for electric energy by customers of the other affiliated Power Pool members.

  An increased level of activity in the wholesale energy markets encouraged by the 1996 issuance of FERC open access transmission rules and the Company's efforts to provide flexible and competitively priced transmission services led to an increase in transmission service revenues. As a result transmission revenues, which are recorded as other operating revenues, increased by approximately $12 million.

  The modest increase in 1995 operating revenues resulted from a 5% increase in sales to retail customers and the effect of a rate increase in the Virginia jurisdiction partly offset by a reduction in revenues from wholesale customers. Energy sales to residential customers, which is the most weather-sensitive customer class, rose over 6% in 1995 mainly as a result of increased weather related usage in the last half of the year reflecting unseasonably warm summer weather in 1995 and colder weather in the fourth quarter of 1995 compared with the weather in the prior year. Sales to commercial and industrial customers rose 6% and 2%, respectively, in 1995, reflecting the addition of 2,531 new customers, the effects of weather and economic growth in the Company's service area.

  Revenues from wholesale customers declined 7.5% in 1995 reflecting the effect of increased competition on the price of wholesale energy while sales were relatively flat.

Operating Expenses

  Operating expense increased by approximately 5% in 1996 reflecting increases in all expense categories except for maintenance expense while the decrease of 1% in 1995 was largely due to a decline in fuel and purchased power expenses. Changes in the components of operating expenses were as follows:

                               Increase (Decrease)
                               From Previous Year
(dollars in millions)        1996             1995
                       Amount      %    Amount     %

Fuel                   $ 18.9     5.4   $(42.1) (10.8)
Purchased Power          32.9    11.0    (15.7)  (5.0)
Other Operation          18.5     8.3     25.7   13.1
Maintenance             (22.1)  (15.8)     5.5    4.1
Depreciation and
  Amortization            0.1      -       4.8    3.7
Taxes Other Than
  Federal Income Taxes    3.2     2.7     (2.4)  (2.0)
Federal Income Taxes     12.6    21.8     11.9   25.9
  Total                $ 64.1     4.9   $(12.3)  (0.9)

  The 5% increase in fuel expense in 1996 was mainly due to increased generation to meet the increased demand of wholesale customers and increased availability of generating capacity. The substantial decrease in 1995 fuel expense was due to a decrease in coal-fired generation. The decrease in generation generally resulted from the increased availability of an affiliate's low cost nuclear powered units. When the availability of the affiliate's lower cost nuclear units is increased, the Company decreases its generation for delivery to the Power Pool. Also contributing to the decrease in 1995 fuel expense was a lower average cost of fuel. Coal prices declined in 1995 primarily due to the renegotiation of certain long-term coal contracts.

  Increased purchases of energy from the Power Pool in 1996 to meet the increased demand for energy and an increase in Power Pool capacity charges accounted for the rise in purchased power expense. An increase in the Company's prior twelve-month peak demand relative to the total peak demand of all Power Pool members caused the increase in Power Pool capacity charges. Purchased power expense declined in 1995 due to a reduction in Power Pool capacity charges and reduced purchases from unaffiliated utilities for pass-through sales to other unaffiliated utilities. Capacity charges declined due to a decrease in the Company's prior twelve-month peak demand relative to the total peak demand of all Power Pool members.

  The increase in other operation expense in 1996 was due to an increase in expenditures for customer service and management information software systems; recognition of deferred software development costs as a result of a final rate order from the Virginia State Corporation Commission (Virginia SCC); an increase in employee benefit costs; and higher costs relating to new coal conversion and transmission services to power marketers and other utilities. These items more than offset the recognition of gains on the sale of emission allowances and the effect of a provision for severance pay recorded in 1995 related mainly to the functional realignment of AEP's operations.

  The increase in other operation expense in 1995 was due to the provisions for severance pay; costs associated with the development of a new activity based budgeting system; increased employee benefit costs; and the effect of a $4.6 million favorable adjustment in 1994 which capitalized previously expensed software costs in accordance with an order of the Virginia SCC.

  Maintenance expense declined in 1996 after increasing in 1995. These fluctuations are primarily the result of accounting for incremental storm damage expense in accordance with directions of the Virginia SCC.

  Federal income taxes attributable to operations increased in 1996 and 1995 primarily due to an increase in pre-tax operating income.

Nonoperating Income

  Nonoperating income increased in 1996 due to the effect of a loss recorded in 1995 that resulted from the sale of coal-mining assets owned by the Company.

Interest Charges

  Interest charges increased in 1995 primarily as a result of an increase in the balance of long-term debt outstanding.

Construction Spending

  Total plant and property additions were $207 million in 1996 and $232 million in 1995. Management estimates construction expenditures for the next three years to be $596 million. Funds for construction of new facilities and improvement of existing facilities come from a combination of internally generated funds, short-term and long-term borrowings and equity investments by the Company's parent, American Electric Power Company, Inc. (AEP Co., Inc.). Approximately 86% of the construction expenditures for the next three years are expected to be financed with internally generated funds.

Capital Resources

  When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1996, $409 million of unused short-term lines of credit shared with other AEP System companies were available. Short-term debt borrowings are limited by provisions of the Public Utility Holding Company Act of 1935 to $250 million. Periodic reductions of outstanding short-term debt are made through issuances of long-term debt and preferred stock and additional capital contributions by the parent company.

  The Company's earnings coverage presently exceeds minimum coverage requirements for the issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1996, the mortgage bonds and preferred stock coverage ratios were 3.98 and 1.99, respectively.

  In January 1997 a tender offer was announced for all of the Company's preferred stock in conjunction with a special meeting scheduled to be held on February 28, 1997. The special meeting's purpose is to consider amendments to the Company's articles of incorporation to remove certain capitalization ratio requirements. These restrictions limit the Company's financial flexibility and could place it at a competitive disadvantage in the future. The amount paid to redeem the preferred stock that is tendered could total as much as $219 million. A combination of short-term debt and unsecured long-term debt is expected to be used to pay for the preferred stock tendered.

Litigation

  The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on the results of operations and/or financial condition.

Effects of Inflation

  Inflation affects the Company s cost of replacing utility plant and the cost of operating and maintaining plant. The rate-making process limits recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset the negative impact of inflation.

Corporate Owned Life Insurance

  In connection with the audit of the AEP System s 1991, 1992 and 1993 consolidated federal income tax returns the Internal Revenue Service (IRS) agents sought a ruling from the IRS National Office that certain interest deductions relating to a corporate owned life insurance (COLI) program should not be allowed. The Company established the COLI program in 1990 as a part of its strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would reduce earnings by approximately $62 million (including interest). Management believes it will ultimately prevail on this issue and will vigorously contest any disallowance that may be assessed.

  In 1996 Congress enacted legislation that prospectively phases out the tax benefits for COLI interest deductions over a three-year period beginning in 1996. As a result the Company intends to restructure its COLI program. The restructuring of the COLI program is not expected to have a material impact on results of operations.

New Accounting Rule

  In 1996 the Financial Accounting Standards Board (FASB) issued an exposure draft "Accounting for Certain Liabilities Related to Closure or Removal of Long-Lived Assets." The Company generally records such liabilities over the life of its plant commensurate with rate recovery. The exposure draft proposes that the present value of certain closure or removal obligations be recorded as a liability when the obligation is incurred. A corresponding asset would be recorded in the plant investment account and recovered through depreciation charges over the asset's life. A proposed transition rule would require that an entity report in income the cumulative effect of initially applying the new standard. However, as a cost-based rate-regulated entity, the Company would expect to record a corresponding regulatory asset for the cumulative effect of initially applying the new standard. The FASB is reconsidering several aspects of the exposure draft. It is unclear at this time what, if any, changes the FASB will make to the proposal. Until it becomes apparent what the FASB will decide and how certain questions raised by the exposure draft are resolved the Company cannot determine its ultimate impact.

  Consolidated Statements of Income
                                                                             Year Ended December 31,
                                                                1996                1995                  1994
                                                                              (in thousands)
  OPERATING REVENUES                                          $1,624,869          $1,545,039            $1,535,500

  OPERATING EXPENSES:
     Fuel                                                        367,651             348,776               390,864
     Purchased Power                                             333,014             300,086               315,818
     Other Operation                                             240,249             221,783               196,097
     Maintenance                                                 117,483             139,566               134,092
     Depreciation and Amortization                               133,074             132,999               128,192
     Taxes Other Than Federal Income Taxes                       120,307             117,093               119,458
     Federal Income Taxes                                         70,215              57,634                45,761
                  Total Operating Expenses                     1,381,993           1,317,937             1,330,282

  OPERATING INCOME                                               242,876             227,102               205,218

  NONOPERATING INCOME (LOSS)                                         128              (4,699)               (4,716)

  INCOME BEFORE INTEREST CHARGES                                 243,004             222,403               200,502

  INTEREST CHARGES                                               109,315             106,503                98,157

  NET INCOME                                                     133,689             115,900               102,345

  PREFERRED STOCK DIVIDEND REQUIREMENTS                           15,938              16,405                15,660

  EARNINGS APPLICABLE TO COMMON STOCK                         $  117,751          $   99,495            $   86,685


  See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

                                                             December 31,
                                                          1996            1995
                                                           (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                           $1,883,271      $1,857,621
   Transmission                                          1,054,207       1,041,415
   Distribution                                          1,495,445       1,409,407
   General                                                 188,740         169,602
   Construction Work in Progress                            95,469          80,391
                 Total Electric Utility Plant            4,717,132       4,558,436
   Accumulated Depreciation and Amortization             1,782,017       1,694,746

                 NET ELECTRIC UTILITY PLANT              2,935,115       2,863,690

OTHER PROPERTY AND INVESTMENTS                              29,621          31,523

CURRENT ASSETS:
   Cash and Cash Equivalents                                 7,260           8,664
   Accounts Receivable:
      Customers                                            122,969         126,613
      Affiliated Companies                                  15,017           7,721
      Miscellaneous                                         22,035           8,077
      Allowance for Uncollectible Accounts                    (687)         (2,253)
   Fuel - at average cost                                   52,605          69,037

   Materials and Supplies - at average cost                 56,605          55,756
   Accrued Utility Revenues                                 51,843          65,078
   Prepayments                                              10,797           8,579
                 TOTAL CURRENT ASSETS                      338,444         347,272

REGULATORY ASSETS                                          451,272         435,352

DEFERRED CHARGES                                            56,928          57,541

                     TOTAL                              $3,811,380      $3,735,378

See Notes to Consolidated Financial Statements.

                                                              December 31,
                                                          1996             1995
                                                             (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 30,000,000 Shares
      Outstanding - 13,499,500 Shares                 $   260,458      $   260,458
   Paid-in Capital                                        575,380          525,051
   Retained Earnings                                      208,472          199,021
                Total Common Shareholder's Equity       1,044,310          984,530
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                 29,815           55,000
       Subject to Mandatory Redemption                    190,000          190,085
   Long-term Debt                                       1,365,834        1,278,433
                TOTAL CAPITALIZATION                    2,629,959        2,508,048

OTHER NONCURRENT LIABILITIES                              109,203          102,178

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                            8           7,251
   Short-term Debt                                         60,700          125,525
   Accounts Payable - General                              34,714           36,424
   Accounts Payable - Affiliated Companies                 51,178           45,800
   Taxes Accrued                                           40,935           48,666
   Customer Deposits                                       13,750           14,411
   Interest Accrued                                        20,938           19,057
   Other                                                   80,352           75,303
                TOTAL CURRENT LIABILITIES                 302,575          372,437

DEFERRED INCOME TAXES                                     669,964          656,006

DEFERRED INVESTMENT TAX CREDITS                            83,320           89,682

DEFERRED CREDITS                                           16,359            7,027

COMMITMENTS AND CONTINGENCIES (Note 4)

                    TOTAL                              $3,811,380       $3,735,378

  Consolidated Statements of Cash Flows
                                                                              Year Ended December 31,
                                                                   1996                1995                  1994
                                                                                 (in thousands)
  OPERATING ACTIVITIES:
     Net Income                                                  $ 133,689            $ 115,900             $ 102,345
     Adjustments for Noncash Items:
        Depreciation and Amortization                              134,381              134,485               130,694
        Deferred Federal Income Taxes                                  592                  647                17,355
        Deferred Investment Tax Credits                             (5,602)              (5,465)               (5,492)
        Deferred Power Supply Costs (net)                              293               (3,721)                9,356
        Provision for Rate Refunds                                  (2,626)              15,224                (8,780)
     Changes in Certain Current Assets and Liabilities:
        Accounts Receivable (net)                                  (19,176)             (16,896)                7,600
        Fuel, Materials and Supplies                                15,583               (9,761)              (24,800)
        Accrued Utility Revenues                                    13,235              (13,392)                6,608
        Accounts Payable                                             3,668              (11,488)               25,554
        Taxes Accrued                                               (7,731)              14,043               (17,505)
     Other (net)                                                     9,437               28,324               (24,933)
          Net Cash Flows From Operating Activities                 275,743              247,900               218,002

  INVESTING ACTIVITIES:
     Construction Expenditures                                    (191,815)            (216,200)             (230,531)
     Proceeds from Sales of Property                                 1,933                7,793                   948
          Net Cash Flows Used For Investing Activities            (189,882)            (208,407)             (229,583)

  FINANCING ACTIVITIES:
     Capital Contributions from Parent Company                      50,000               30,000                10,000
     Issuance of Cumulative Preferred Stock                        -                    -                      29,574
     Issuance of Long-term Debt                                    273,340              128,785                70,443
     Retirement of Cumulative Preferred Stock                      (25,904)                (150)                 (152)
     Retirement of Long-term Debt                                 (195,910)             (74,950)              (58,236)
     Change in Short-term Debt (net)                               (64,825)               2,700                83,325
     Dividends Paid on Common Stock                               (108,300)            (106,836)             (108,140)
     Dividends Paid on Cumulative Preferred Stock                  (15,666)             (15,675)              (14,562)
          Net Cash Flows From (Used For)
            Financing Activities                                   (87,265)             (36,126)               12,252
  Net Increase (Decrease) in Cash and Cash Equivalents              (1,404)               3,367                   671

  Cash and Cash Equivalents January 1                                8,664                5,297                 4,626
  Cash and Cash Equivalents December 31                        $     7,260           $    8,664           $     5,297

  See Notes to Consolidated Financial Statements.

  Consolidated Statements of Retained Earnings

                                                                          Year Ended December 31,
                                                      1996                         1995                        1994
                                                                              (in thousands)
  Retained Earnings January 1                        $199,021                     $206,361                    $227,816
  Net Income                                          133,689                      115,900                     102,345
                                                      332,710                      322,261                     330,161
  Deductions:
     Cash Dividends Declared:
       Common Stock                                   108,300                      106,836                     108,140
       Cumulative Preferred Stock:
          4-1/2% Series                                 1,348                        1,350                       1,350
          4.50%  Series                                     9                           16                          22
          5.90%  Series                                 2,950                        2,950                       2,950
          5.92%  Series                                 3,552                        3,552                       3,552
          6.85%  Series                                 2,055                        2,055                       1,296
          7.40%  Series                                 1,385                        1,850                       1,850
          7.80%  Series                                 3,900                        3,900                       3,900
                 Total Cash Dividends Declared        123,499                      122,509                     123,060
     Capital Stock Expense                                739                          731                         740
                 Total Deductions                     124,238                      123,240                     123,800
  Retained Earnings December 31                      $208,472                     $199,021                    $206,361


  See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Appalachian Power Company (the Company or APCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power to 867,000 retail customers in southwestern Virginia and southern West Virginia. Wholesale electric power is supplied to neighboring utility systems, power marketers and the American Electric Power (AEP) System Power Pool (Power Pool). As a member of the Power Pool and a signatory company to the AEP Transmission Equalization Agreement, APCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

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

Principles of Consolidation

   The consolidated financial statements include APCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolidation.

Basis of Accounting

   As a cost-based rate-regulated entity, APCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation.

Use of Estimates

  The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. In the Virginia jurisdiction, construction work in progress is included in rate base and earns a return in regulated rates in lieu of recording AFUDC. The amounts of AFUDC in 1996, 1995 and 1994 were not significant.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Depreciation and Amortization

   Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

                          Composite
Functional Class          Depreciation
of Property               Annual Rates

Production:
  Steam                       3.4%
  Hydro                       2.8%
Transmission                  2.2%
Distribution                  3.3%
General                       3.1%

   Amounts to be used for demolition and removal of plant are recovered through depreciation charges included in rates.

Power Supply Costs and Fuel Costs

   The Company practices deferred accounting with respect to the over and under collection of certain fuel and power supply costs pursuant to the Virginia regulatory commission's fuel cost recovery mechanism. In the Virginia jurisdiction, changes in fuel costs and the fuel portion of purchased power costs are reviewed annually by the Virginia SCC. In the West Virginia jurisdiction, deferral accounting for the over and under collection of fuel and Power Pool capacity charges which are described in Note 5 incurred from November 1993 through October 1996 was suspended as a result of a three-year freeze on fuel rates. For the period November 1996 through December 1999 deferral accounting will be practiced for the over and under collection of fuel, Power Pool capacitiy charges and certain transmission revenue. Although a cumulative over and under recovery balance will be maintained, ratepayers will not be responsible for any cumulative underrecovery balance at December 31, 1999. Over-recoveries during the annual periods through December 31, 1999 in excess of $10 million per period would be accumulated and shared equally between the Company and its ratepayers. See Note 3.

   Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Investment Tax Credits

   The Company's policy was to account for investment tax credits under the flow-through method except where regulatory commissions reflected investment tax credits in the rate-making process on a deferral basis. Deferred investment tax credits, which represent a regulatory liability, are being amortized over the life of the related plant investment commensurate with recovery in rates.

Debt and Preferred Stock

   Gains and losses on reacquired debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   Commensurate with ratemaking, debt discount or premium and debt issuance expenses are deferred and amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are deferred, debited to paid-in capital and amortized to retained earnings in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired is credited to paid-in capital and amortized to retained earnings.

Other Property and Investments

   Other property and investments are stated at cost.


2. EFFECTS OF REGULATION:

   In accordance with SFAS 71 the consolidated financial statements include assets (deferred expenses) and liabilities (deferred income) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and the regulatory liabilities are expected to reduce future cost recoveries. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. Among other things application of SFAS 71 requires that the Company's rates be cost-based regulated. In the event a portion of the Company's business were to no longer meet those requirements, net regulatory assets would have to be written off for that portion of the business and assets would have to be tested for possible impairment.

   Regulatory assets and liabilities are comprised of the following:
                                    December 31,
                                 1996          1995
                                   (in thousands)
Regulatory Assets:
  Amounts Due From Customers
    For Future Income Taxes    $392,372      $379,104
  Unamortized Loss On
    Reacquired Debt              25,567        26,075
  Deferred Storm Damage          10,990        10,308
  Other                          22,343        19,865
  Total Regulatory Assets      $451,272      $435,352

Regulatory Liabilities:
  Deferred Investment Tax
    Credits                     $83,320       $89,682
  Other*                         10,384         2,645
  Total Regulatory Liabilities  $93,704       $92,327

* Included in Deferred Credits on Consolidated Balance Sheets.


3. RATE MATTERS:

    On May 24, 1996 the Virginia SCC issued a final order related to a 1994 base rate request for an increase of $15.7 million annually and denied the Company's request. The request included, among other things, recovery over three years of $23.9 million of incremental storm damage expenses deferred in 1994. The Virginia SCC had authorized the Company to collect the rate increase subject to refund beginning in November 1994. The Order concluded that the Company had recovered $11.9 million of the 1994 deferred incremental storm damage expenses through existing rates with the remaining net deferred storm damage expenses to be amortized commensurate with recovery over a five-year period effective July 1, 1996. The revenue refund liability of $26.5 million, including interest of $1.9 million, was completed in September 1996.

     Under the terms of a 1993 settlement agreement in the West Virginia jurisdiction, the Company agreed to a 3-year base rate freeze and suspension of the WVPSC Expanded Net Energy Cost (ENEC) recovery mechanism until October 31, 1996. Under the terms of a 1996 settlement agreement which was approved by the WVPSC on December 27, 1996, the Company agreed to reduce base rates by $5 million annually, reduce the ENEC rates by $28 million annually and not request a rate increase to become effective prior to January 1, 2000. The approved rate reductions were retroactive to November 1, 1996. During the period rates are fixed, ENEC cost variances would be subject to deferral accounting and a cumulative ENEC recovery balance would be maintained. The parties agreed that regardless of the actual balance in this cumulative recovery balance at December 31, 1999, ratepayers will not be responsible for any cumulative underrecovery. ENEC over-recoveries during the annual periods through December 31, 1999 in excess of $10 million per period would be accumulated and shared equally between the Company and its ratepayers.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1997-1999 are estimated to be $596 million.

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

   Operating revenues include $54.8 million in 1996, $26.3 million in 1995 and $32.3 million in 1994 for energy supplied to the Power Pool.

   Since the Company's internal peak demand exceeds its generating capacity, charges for Power Pool capacity reservation and energy received were included in purchased power expense as follows:

                          Year Ended December 31,
                       1996        1995        1994
                              (in thousands)

Capacity Charges      $125,456   $116,821    $138,517
Energy Charges         187,754    161,531     147,655

     Total            $313,210   $278,352    $286,172

   Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of these wholesale Power Pool sales included in operating revenues were $127 million in 1996, $92 million in 1995 and $103.8 million in 1994.

     In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $14.7
million in 1996, $18.8 million in 1995 and $27.5 million in 1994.   Revenues
from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

     Energy sold directly to Kingsport Power Company, an affiliated distribution utility that is not a member of the Power Pool, was included in operating revenues in the amounts of $59.5 million in 1996, $58.7 million in 1995 and $61.1 million in 1994.

  Purchased power expense includes $5.1 million in 1996, $2.9 million in 1995 and $2.1 million in 1994 of energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool.

     AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization charges of $6.5 million, $5.4 million and $10.2 million in 1996, 1995 and 1994, respectively.

  The Company and an affiliate, Ohio Power Company, jointly own two power plants. The costs of operating these facilities are apportioned between the owners based on ownership interests. The Company's share of these costs is included in the appropriate expense accounts on the Consolidated Statements of Income. The Company's investment in these plants is included in electric utility plant on the Consolidated Balance Sheets.

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


6. BENEFIT PLANS:

     The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. Net pension costs for the years ended December 31, 1996, 1995 and 1994 were $4.2 million, $2.7 million and $5.3 million, respectively.

     An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $4.1 million in 1996, $4.3 million in 1995, and $4.2 million in 1994.

     Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs were $19 million in 1996, $19.5 million in 1995 and $19.4 million in 1994. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $8.4 million in 1996, $9.5 million in 1995 and $11.6 million in 1994.

7. LEASES:

   Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

   Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                               Year Ended December 31,
                               1996     1995     1994
                                   (in thousands)

Operating Leases              $ 9,567  $ 8,600  $ 9,490
Amortization of
  Capital Leases               12,175   11,003    8,878
Interest on Capital Leases      3,416    4,120    4,585
Total Rental Costs            $25,158  $23,723  $22,953

  Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                     December 31,
                                   1996        1995
                                    (in thousands)
Electric Utility Plant:
  Production                     $ 9,366      $ 8,455
  General                         73,420       66,281
      Total Electric Utility
         Plant                    82,786       74,736
  Accumulated Amortization        30,817       25,799
      Net Properties under
          Capital Leases         $51,969      $48,937

Capital Lease Obligations:
  Noncurrent Liability           $36,857      $36,739
  Liability Due Within One Year   15,112       12,198
    Total Capital Lease
      Obligations                $51,969      $48,937

   Capital lease obligations are included in other noncurrent and other current liabilities on the Consolidated Balance Sheets. Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

   Future minimum lease payments consisted of the following at
December 31, 1996:
                                                          Non-
                                                      Cancelable
                                          Capital      Operating
                                          Leases         Leases
                                              (in thousands)

     1997                                     $18,029    $ 6,335
     1998                                      13,654      4,920
     1999                                      12,822      4,354
     2000                                      11,037      3,616
     2001                                       9,762      1,803
     Later Years                               22,629      8,786

     Total Future Minimum Lease Rentals        87,933    $29,814

     Less Estimated Interest Element           35,964

     Estimated Present Value of Future
       Minimum Lease Payments                 $51,969



8.  CUMULATIVE PREFERRED STOCK:

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

   In January 1997 a tender offer for all outstanding preferred stock was announced. In conjunction with the tender offer a special shareholders meeting is scheduled to be held on February 28, 1997 for the purpose of considering amendments to the Company's articles of incorporation to remove certain capitalization ratio requirements.

Cumulative Preferred Stock Not Subject to Mandatory Redemption:

                   Call Price                                                     Shares               Amount
                  December 31,             Number of Shares Redeemed           Outstanding          December 31,
Series                1996                   Year Ended December 31,        December 31, 1996      1996       1995
                                            1996      1995      1994                                (in thousands)
4-1/2%              $110.00                 1,850      -         -              298,150         $29,815     $30,000
7.40%                   -                 250,000      -         -                 -               -         25,000
                                                                                                $29,815     $55,000

Cumulative Preferred Stock Subject to Mandatory Redemption:
                   Call Price                                                     Shares               Amount
                  December 31,             Number of Shares Redeemed           Outstanding          December 31,
Series(a)             1996                   Year Ended December 31,        December 31, 1996      1996       1995
                                            1996      1995      1994                                (in thousands)
4.50%                                       2,348     1,500     1,517               -           $   -      $    235
7.80% (b)           $107.80                  -         -         -               500,000          50,000     50,000
5.90% (c)              (f)                   -         -         -               500,000          50,000     50,000
5.92% (d)              (f)                   -         -         -               600,000          60,000     60,000
6.85% (e)              (g)                   -         -        N/A              300,000          30,000     30,000

                                                                                                $190,000   $190,235

N/A - Not applicable, shares were issued in a subsequent year.
(a) The sinking fund provisions of series subject to mandatory redemption aggregate $2,500,000 in 1998, $2,500,000 in 1999, $8,500,000 in 2000 and
$8,500,000 in 2001.
(b) Commencing in 1998, a sinking fund for the 7.80% cumulative preferred stock will require the redemption of 25,000 shares at $100 a share on or before May 1 in each year. The Company has the non-cumulative option to redeem up to 25,000 additional shares on any sinking fund date at a redemption price of $100 per share.
(c) Commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.90% cumulative preferred stock will require the redemption of 25,000 shares each year and the redemption of the remaining outstanding shares on November 1, 2008, in each case at $100 per share.
(d) Commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.92% cumulative preferred stock will require the redemption of 30,000 shares each year and the redemption of the remaining shares outstanding on November 1, 2008, in each case at $100 per share.
(e) Shares issued June 1994. Commencing in 2000 and continuing through date of redemption, a sinking fund for the 6.85% cumulative preferred stock will require the redemption of 60,000 shares each year, in each case at $100 per share. The Company has the non-cumulative option to redeem up to 60,000 additional shares on any sinking fund date at a redemption price of $100 per share.
(f) Not callable until after 2002.
(g) Not callable until after 1999.

9. FEDERAL INCOME TAXES:
  The details of federal income taxes as reported are as follows:

                                                                   Year Ended December 31,
                                                            1996             1995             1994
                                                                        (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                 $71,648           $58,676          $28,779
  Deferred                                                  1,283             1,715           19,763
  Deferred Investment Tax Credits                          (2,716)           (2,757)          (2,781)
           Total                                           70,215            57,634           45,761
Charged (Credited) to Nonoperating Income (net):
  Current                                                    (837)             (503)          (1,043)
  Deferred                                                   (691)           (1,068)          (2,408)
  Deferred Investment Tax Credits                          (2,886)           (2,708)          (2,711)
           Total                                           (4,414)           (4,279)          (6,162)
Total Federal Income Taxes as Reported                    $65,801           $53,355          $39,599

  The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                    Year Ended December 31,
                                                            1996             1995             1994
                                                                        (in thousands)
Net Income                                                $133,689         $115,900         $102,345
Federal Income Taxes                                        65,801           53,355           39,599
Pre-tax Book Income                                       $199,490         $169,255         $141,944

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                     $69,822         $ 59,239         $ 49,680
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                            11,932           14,184           11,103
    Corporate Owned Life Insurance                          (2,298)          (5,304)          (5,050)
    Removal Costs                                           (5,460)          (5,040)          (4,200)
    Percentage Repair Allowance                             (1,797)          (2,945)          (2,813)
    Federal Income Tax Accrual Adjustments                    -                -              (3,100)
    Investment Tax Credits (net)                            (5,602)          (5,465)          (5,492)
    Other                                                     (796)          (1,314)            (529)
Total Federal Income Taxes as Reported                     $65,801         $ 53,355         $ 39,599

Effective Federal Income Tax Rate                             33.0%            31.5%            27.9%

  The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:
                                     December 31,
                                    1996       1995
                                    (in thousands)

Deferred Tax Assets              $ 137,932  $ 127,710
Deferred Tax Liabilities          (807,896)  (783,716)
  Net Deferred Tax Liabilities   $(669,964) $(656,006)

Property Related Temporary
  Differences                    $(487,316) $(482,003)
Amounts Due From Customers For
  Future Federal Income Taxes     (109,259)  (110,529)
Deferred State Income Taxes        (80,201)   (63,307)
All Other (net)                      6,812       (167)
    Total Net Deferred
      Tax Liabilities            $(669,964) $(656,006)

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

   The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company for 1991 through 1993 should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would reduce earnings by approximately $62 million (including interest).
Management believes it will ultimately prevail on this issue and will vigorously contest any adjustments that may be assessed. Accordingly, no provision for this amount has been recorded. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


10.  COMMON SHAREHOLDER'S EQUITY:

  The Company received from AEP Co., Inc. cash capital contributions of $50 million, $30 million and $10 million in 1996, 1995 and 1994, respectively, which were credited to paid-in capital. In 1996, 1995 and 1994 net changes in paid-in capital of $(416,000), $9,357,000 and $426,000, respectively, represented gains and expenses of cumulative preferred stock transactions.
There were no other material transactions affecting common stock and paid-in capital accounts in 1996, 1995 and 1994. At December 31, 1996 there were no dividend restrictions on retained earnings. To pay dividends out of paid-in capital, the Company needs regulatory approval.


11.  SUPPLEMENTARY INFORMATION:

                             Year Ended December 31,
                             1996      1995      1994
                                  (in thousands)
Cash was paid for:
  Interest (net of
   capitalized amounts)    $104,156  $102,145  $96,667
  Income Taxes               82,194    59,412   48,872

Noncash Acquisitions Under
   Capital Leases were       15,308    16,209   22,883


12.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:
                                    December 31,
                                1996           1995
                                   (in thousands)

First Mortgage Bonds         $1,056,495    $1,044,555
Installment Purchase
  Contracts                     234,047       233,877
Debentures                       72,733         7,252
Other Long-term Debt              2,567          -
                              1,365,842     1,285,684
Less Portion Due Within
  One Year                            8         7,251
  Total                      $1,365,834    $1,278,433

   First mortgage bonds outstanding were as follows:

                                   December 31,
                                 1996       1995
                                  (in thousands)

% Rate  Due
7-1/2   1998 - December 1    $     -      $   45,000
7.00    1999 - December 1        30,000       30,000
6-3/8   2001   March 1          100,000         -
7-5/8   2002 - February 1          -          43,350
7.95    2002 - March 1           60,000       60,000
7.38    2002 - August 15         50,000       50,000
7-1/2   2002 - December 1          -          59,760
7.40    2002 - December 1        30,000       30,000
6.65    2003 - May 1             40,000       40,000
6.85    2003 - June 1            30,000       30,000
6.00    2003 - November 1        30,000       30,000
7.70    2004 - September 1       21,000       21,000
7.85    2004 - November 1        50,000       50,000
8.00    2005 - May 1             50,000       50,000
6.89    2005 - June 22           30,000       30,000
6.80    2006 - March 1          100,000         -
9-7/8   2020 - December 1          -          20,584
9.35    2021 - August 1          43,250       50,000
8.75    2022 - February 1        43,000       50,000
8.70    2022 - May 22            35,000       40,000
8.43    2022 - June 1            50,000       50,000
8.50    2022 - December 1        70,000       70,000
7.80    2023 - May 1             40,000       40,000
7.90    2023 - June 1            30,000       30,000
7.15    2023 - November 1        30,000       30,000
7.125   2024 - May 1             50,000       50,000
8.00    2025 - June 1            50,000       50,000
Unamortized Discount (net)       (5,755)      (5,139)

  Total                      $1,056,495   $1,044,555

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

  Installment purchase contracts have been entered into, in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

% Rate   Due                          December 31,
                                    1996       1995
                                     (in thousands)

Industrial Development Authority
  of Russell County, Virginia:

7-1/4%   1998 - November 1        $ 19,500   $ 19,500
7.70%    2007 - November 1          17,500     17,500

Putnam County, West Virginia:

5.45%    2019 - June 1              40,000     40,000
6.60%    2019 - July 1              30,000     30,000

Mason County, West Virginia:

7-7/8%   2013 - November 1          10,000     10,000
7.40%    2014 - January 1           30,000     30,000
6.85%    2022 - June 1              40,000     40,000
6.60%    2022 - October 1           50,000     50,000

Unamortized Discount                (2,953)    (3,123)

  Total                           $234,047   $233,877

   Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemptions) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

   Debentures outstanding were as follows:

                                     December 31,
                                1996            1995
                                   (in thousands)

8-1/4% Series A Deferrable
  Interest due 2026
  - September 30               $75,000         $ -
6% due 1996 - March 1            -              7,251
Unamortized Premium
    (Discount) net              (2,267)             1
  Total                        $72,733         $7,252

   At December 31, 1996, future annual long-term debt payments, excluding premium or discount, are as follows:
                       Principal Amount
                        (in thousands)
  1997                    $        8
  1998                        19,509
  1999                        80,004
  2000                             5
  2001                       100,006
  Later Years              1,177,285
    Total                 $1,376,817

   Short-term debt borrowings are limited by provisions of the 1935 Act to
$250 million.  Lines of credit are shared with other AEP System companies and at December 31, 1996 and 1995 were available in the amounts of $409 million and $372 million, respectively.  Commitment fees of approximately 1/8 of 1%
of the unused short-term line of credit are required to maintain the lines of credit.  Outstanding short-term debt consisted of:
                                              Year-end
                               Balance        Weighted
                             Outstanding      Average
                           (in thousands)  Interest Rate

December 31, 1996:
  Commercial Paper             $60,700          7.3%

December 31, 1995:
  Commercial Paper            $125,525          6.1%


13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1996 and 1995 fair values for preferred stock subject to mandatory redemption were $192 million and $198 million and for long-term debt were $1,400 million and $1,350 million, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $190 million at December 31, 1996 and 1995 and for long-term debt were $1,366 million and $1,286 million at December 31, 1996 and 1995, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods       Operating  Operating     Net
     Ended               Revenues   Income     Income

1996
 March 31               $440,972    $83,637   $55,624
 June 30                 379,887     43,219    16,106
 September 30            393,797     61,259    34,639
 December 31             410,213     54,761    27,320

1995
 March 31                407,516     69,144    41,937
 June 30                 339,957     38,839     8,486
 September 30            403,786     55,361    28,378
 December 31             393,780     63,758    37,099

INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of
Directors of Appalachian Power Company:

We have audited the accompanying consolidated balance sheets of Appalachian
Power Company and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Appalachian Power Company and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Columbus, Ohio
February 25, 1997



