Form 10-K405, Exhibit 13
period 1998-12-31
APPALACHIAN POWER CO
filed 1999-03-29
CIK 6879

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Selected Consolidated Financial Data


                                                     Year Ended December 31,
                                   1998         1997         1996         1995         1994
                                                         (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues            $1,672,244   $1,628,515   $1,624,869   $1,545,039   $1,535,500
  Operating Expenses             1,443,701    1,388,521    1,381,993    1,317,937    1,330,282
  Operating Income                 228,543      239,994      242,876      227,102      205,218
  Nonoperating Income (Loss)        (8,301)        (222)         128       (4,699)      (4,716)
  Income Before Interest Charges   220,242      239,772      243,004      222,403      200,502
  Interest Charges                 126,912      119,258      109,315      106,503       98,157
  Net Income                        93,330      120,514      133,689      115,900      102,345
  Preferred Stock Dividend
    Requirements                     2,497        7,006       15,938       16,405       15,660
  Earnings Applicable to
    Common Stock                $   90,833   $  113,508   $  117,751   $   99,495   $   86,685



                                                     Year Ended December 31,
                                   1998         1997         1996         1995         1994
                                                         (in thousands)
BALANCE SHEETS DATA:

  Electric Utility Plant        $5,087,359   $4,901,046   $4,717,132   $4,558,436   $4,398,727
  Accumulated Depreciation and
     Amortization                1,984,856    1,869,057    1,782,017    1,694,746    1,627,852
  Net Electric Utility Plant    $3,102,503   $3,031,989   $2,935,115   $2,863,690   $2,770,875
  Total Assets                  $4,047,038   $3,883,430   $3,800,737   $3,723,975   $3,635,632

  Common Stock and
    Paid-in Capital             $  924,091   $  873,506   $  835,838   $  785,509   $  764,866
  Retained Earnings                179,461      207,544      208,472      199,021      206,361
  Total Common Shareholder's
    Equity                      $1,103,552   $1,081,050   $1,044,310   $  984,530   $  971,227

  Cumulative Preferred Stock:
    Not Subject to Mandatory
      Redemption                $   19,359   $   19,747   $   29,815   $   55,000   $   55,000
    Subject to Mandatory
      Redemption (a)                22,310       22,310      190,000      190,235      190,385
        Total Cumulative
          Preferred Stock       $   41,669   $   42,057   $  219,815   $  245,235   $  245,385

  Long-term Debt (a)            $1,552,455   $1,494,535   $1,365,842   $1,285,684   $1,228,911

  Obligations Under Capital
    Leases (a)                  $   65,175   $   60,110   $   51,969   $   48,937   $   43,138

  Total Capitalization and
    Liabilities                 $4,047,038   $3,883,430   $3,800,737   $3,723,975   $3,635,632

(a) Including portion due within one year.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


     This discussion includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect assumptions, and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from forward looking statements are: electric load and customer growth; abnormal weather conditions; available sources and costs of fuels; availability of generating capacity; the speed and degree to which competition is introduced to our power generation business, the structure and timing of a competitive market and its impact on energy prices or fixed rates; the ability to recover stranded costs in connection with deregulation of generation, new legislation and government regulations; the ability of the Company to successfully control its costs; the economic climate and growth in our service territory; unforeseen problems or failures related to Year 2000 readiness of computer software and hardware; inflationary trends; electricity market prices; interest rates; and other risks and unforeseen events. This discussion contains a "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

     Appalachian Power Company (the Company) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power to 888,000 retail customers in southwestern Virginia and southern West Virginia and does business as American Electric Power (AEP). The Company supplies electric power to the AEP System Power Pool (AEP Power Pool) and shares the revenues and costs of AEP Power Pool wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities. As a member of the AEP Power Pool and a signatory company to the AEP System Transmission Equalization Agreement, the Company's generation and transmission facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

Results of Operations

Net Income

     Although operating revenues increased in 1998, net income declined $27.2 million or 23% due primarily to increased fuel and maintenance expenses, losses on certain non-regulated electricity trading activities outside of the AEP Power Pool's traditional marketing area, increased interest charges and provisions for revenue refunds. The $13.2 million or 10% decline in 1997 was primarily due to increased interest charges reflecting additional amounts of long-term debt outstanding.
Operating Revenues Increase

     Operating revenues increased 3% in 1998 primarily due to increased revenues from trading and transmission services. In 1997 revenues were relatively unchanged. The changes in the components of revenues are as follows:
                                      Increase (Decrease)
                                      From Previous Year
(Dollars in Millions)                  1998           1997
                                  Amount    %    Amount     %
Retail:
   Residential                    $(5.1)         $ (8.4)
   Commercial                       2.3            (2.8)
   Industrial                      (0.3)           13.6
   Other                            2.2             0.2
                                   (0.9)  (0.1)     2.6    0.2

Wholesale                          30.7    9.6    (13.5)  (4.1)

Transmission                       19.3   69.9      6.5   30.9

Miscellaneous                      (5.4) (25.5)     8.0   59.6

     Total                        $43.7    2.7   $  3.6    0.2

     The Company as part of the AEP System shares the benefits and costs of the System's generation through the AEP Power Pool. The cost of the System's generating capacity is allocated among the AEP Power Pool members, based on their relative peak demands and generating reserves through the payment or receipt of capacity charges and credits. AEP Power Pool members are also compensated for their out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool.

     The AEP Power Pool calculates each Company's prior twelve month peak demand relative to the total peak demand of all member companies as a basis for sharing revenues and costs. The result of this calculation is each Company's member load ratio (MLR) which determines each Company's percentage share of revenues or costs. During 1998 the Company's MLR decreased resulting in the Company being allocated a smaller share of wholesale revenues and expenses from the AEP Power Pool.

     In 1997 management decided to develop a power marketing and trading business. The power marketing and trading business is conducted by American Electric Power Service Corporation as agent for the AEP Power Pool and its revenues and expenses are allocated to AEP Power Pool members based on MLR.

     The volume of the power marketing and trading business grew substantially during 1998 and accounted for the increase in wholesale revenues which reflects the Company's share of net revenues from electricity trading with other utilities and power marketers. Trading revenues are recorded net of purchases. Wholesale revenues decreased in 1997 primarily due to a decline in energy sales to the AEP Power Pool reflecting the AEP Power Pool's reduced need for energy as energy sales to unaffiliated entities declined.

     Transmission service revenues increased due to a substantial rise in the volume of energy transmitted for other entities over the AEP System's transmission lines. The issuance of open access transmission rules by the Federal Energy Regulatory Commission
(FERC) facilitated the growth in transmission services. The Company receives its MLR share of transmission revenues.

     In 1998 miscellaneous revenues declined due to the recordation of provisions for revenue refunds under final rate orders. The increase in miscellaneous operating revenues in 1997 was due to the favorable effect of a provision recorded in 1996 for the completion of rate refunds under a settlement in the Virginia jurisdiction.

Operating Expenses Increase

     Operating expenses increased 4% in 1998 and less than one
percent in 1997.  The increase in 1998 is mainly due to increased fuel and maintenance costs. Changes in the components of operating expenses are as follows:
                               Increase (Decrease)
                               From Previous Year
(dollars in millions)        1998             1997
                       Amount      %    Amount     %

Fuel                   $33.7      8.4   $ 36.1    9.8
Purchased Power         (8.4)    (2.7)   (21.5)  (6.5)
Other Operation          7.9      3.2      6.5    2.7
Maintenance             22.0     19.5     (4.6)  (3.9)
Depreciation and
  Amortization           6.1      4.5      4.6    3.5
Taxes Other Than
  Federal Income Taxes  (0.5)    (0.4)    (3.7)  (3.1)
Federal Income Taxes    (5.6)    (9.6)   (10.9) (15.5)
  Total                $55.2      4.0   $  6.5    0.5

     The increase in fuel expense in 1998 is primarily due to an increase in generation. Fuel expense increased 10% in 1997 primarily due to increased generation and the operation of the West Virginia power supply cost recovery mechanism which requires that overcollections of fuel costs be deferred for future refund to customers through a charge to fuel expense. The level of generation increased primarily in the fourth quarter of 1997 when both units of the affiliate's nuclear plant were unavailable.

     The reduction in purchased power expense was due to reduced capacity charges from the AEP Power Pool as a result of the decrease in the Company's MLR and decreased purchases from the AEP Power Pool. The decline in purchased power expense in 1997 was mainly due to decreased purchases from the AEP Power Pool.

     Maintenance expense increased in 1998 primarily as a result of expenditures to restore service and make repairs following two severe snow storms and to clear and maintain right-of-ways.

     Federal income taxes attributable to operations decreased in both years primarily due to a decline in pre-tax operating income.

Nonoperating Income

     Nonoperating income declined in 1998 primarily due to losses from forward electricity sales and purchases outside of the AEP
Power Pool's traditional marketing area and electricity derivatives such as options, swaps, etc. Open non-regulated trades are marked-to-market and recorded in nonoperating income.

Interest Charges and Preferred Stock Dividends

     The increase in interest charges in 1998 is primarily due to increased long-term borrowings and the accrual of interest to be paid to customers under rate refund orders.

     Interest charges increased in 1997 primarily as a result of an increase in the balance of long-term debt outstanding to replace preferred stock. Preferred stock dividend requirements decreased significantly due to a decrease in the number of shares outstanding reflecting the reacquisition of 1.3 million shares in the first quarter of 1997 as part of a tender offer and the redemption of the remaining 477,500 outstanding shares of the 7.80% series in April 1997.

Business Outlook

     The most significant factor affecting the Company's future earnings is its ability to recover its costs as the electric generating business becomes more competitive. Although the FERC instituted open transmission access and competition in the wholesale market in 1996, the introduction of competition and customer choice for retail customers has been slow and continues at a deliberate pace as legislators and regulatory officials recognize the complexity of the issues. Federal legislation has been proposed to mandate competition and customer choice at the retail level. The Company's retail operations are in West Virginia and Virginia. West Virginia is currently considering initiatives to move to customer choice, although the timing is uncertain.

     In February 1999 the Virginia legislature passed comprehensive legislation, which will become law upon the Governor's signature, to restructure the electric utility industry and taxes applicable to electric utility services. Under the restructuring bill a transition to choice of supplier for retail customers will commence on January 1, 2002 and be completed, subject to a finding by the State Corporation Commission (SCC) that an effective competitive market exists, on January 1, 2004. Provisions allowing for an acceleration or limited delay in this schedule are also contained in the bill. Except as provided in the legislation, the generation of electricity will not be subject to rate regulation after January 1, 2002. Additionally, each Virginia electric utility is required by 2001 to join or establish a regional transmission entity which will manage and control transmission assets.

     The Virginia restructuring bill also provides an opportunity for recovery of just and reasonable net stranded costs. Stranded costs are those costs above market that potentially would not be recoverable in a competitive market. The mechanisms in the Virginia legislation for stranded cost recovery are dual: a capping of incumbent utility rates until as late as July 1, 2007, and the application of a wires charge upon customers who may depart the incumbent utility in favor of an alternative supplier prior to the termination of the rate cap. The legislation provides for the establishment of capped rates prior to January 1, 2001. The capped rates may be terminated after January 1, 2004, and prior to July 1, 2007, based upon the SCC determining that an effective competitive market exists. The wires charge will be equal to the difference between the generation component of the capped rates and the market price for generation service and will be imposed upon departing customers through the expiration of the rate cap period.

     Related tax legislation, which is intended to be revenue neutral, provides for replacement of the gross receipts and certain other taxes on electric utilities with a consumption tax levied upon customers on the basis of kilowatt-hour usage, and a state corporate net income tax.

     Under the provisions of Statement of Financial Accounting Standards (SFAS) 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated balance sheets of regulated utilities in accordance with regulatory actions to match expenses and revenues with cost-based rates in the same accounting period. In order to maintain net regulatory assets on the balance sheet, SFAS 71 requires that rates charged to customers be cost-based and the recovery of regulatory assets must be probable. In the event a portion of the Company's business no longer meets the requirements of SFAS 71, SFAS 101 "Accounting for the Discontinuance of Application of Statement 71" requires that net regulatory assets be written off for that portion of the business. The provisions of SFAS 71 and SFAS 101 never anticipated that deregulation would include an extended transition period or that it would provide for recovery of stranded costs during and after a transition period. In July 1997 the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) addressed such a situation with the consensus reached on issue 97-4 that the application of SFAS 71 to a segment of a regulated electric utility cease when that segment is subject to a legislatively approved plan for competition or an enabling rate order is issued containing sufficient detail for the utility to reasonably determine what the plan would entail. The EITF indicated that the cessation of application of SFAS 71 would require that regulatory assets and impaired plant be written off unless they are probable of recovery in future regulated rates.

     The Company's firm wholesale sales are a relatively small part of our business and are still under cost-of-service contracts. Our Virginia rates for generation will continue to be cost-based regulated until the establishment of capped rates. Until the capped rates are determined the Company does not have sufficient detail to reasonably determine what the legislature's approved plan for competition will entail. In West Virginia retail rates continue to be based upon cost-of-service. Consequently, as of December 31, 1998 the Company's generation business is still cost-based regulated.

     When capped rates are established in Virginia the application of SFAS 71 would be discontinued for the Virginia retail jurisdiction portion of the generating business, generation-related regulatory assets applicable to the Virginia jurisdiction will have to be written off to the extent that they cannot be recovered under the provisions of the restructuring legislation and generating assets for the Virginia retail jurisdiction will have to be evaluated for impairment. Based upon initial reviews the amount of regulatory assets applicable to the Virginia generating business at December 31, 1998 is estimated to be $64 million before related tax effects and any possible offsetting regulatory liabilities. Regulatory liabilities applicable to the Virginia generation business at December 31, 1998 are estimated to be $39 million of which $26 million represents deferred investment tax credits. The Company is evaluating the tax normalization rules regarding the timing of the reversal of deferred investment tax credits in connection with the Virginia restructuring legislation. Should it not be possible under the Virginia legislation to recover any portion of the generation net regulatory assets, it could have a material adverse impact on results of operations; however, the amount of any impairment loss for Virginia retail jurisdictional generating assets and any loss from a possible inability to recover net generation regulatory assets cannot be estimated until such time as capped rates are determined under the legislation.

     In the event West Virginia were to provide some form of retail competition such that the Company's West Virginia jurisdiction was no longer cost-based regulated for generation, and if it were not possible to demonstrate probability of recovery of resultant stranded costs including net regulatory assets during the transition period or from regulated distribution rates, then results of operations, cash flows and financial condition would be adversely affected. At the current time the timing and status of initiatives to move to customer choice in West Virginia is uncertain and the Company is in no position to determine whether it will incur a loss if and when West Virginia adopts restructuring.

Litigation

Corporate Owned Life Insurance

     The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to a corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in United States District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deductions through December 31, 1998 would reduce earnings by approximately $79 million (including interest). The Company has made no provision for any possible adverse earnings impact from this matter.

     In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the United States in the United States District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations and cash flows.

     The Company is involved in a number of other legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on the results of operations, cash flows and/or financial condition.

Cost Containment and Process Improvement

     Efforts continue to reduce the cost of products and services in order to maintain competitiveness. The accounting department completed its consolidation of operations and the marketing department completed its reorganization in 1998 producing cost reductions. In 1998 the Company reviewed its staffing levels for power generation and energy delivery and developed plans to reduce staff in 1999. The cost of staff reductions planned for 1999 was provided for in the fourth quarter of 1998. Although cost savings are expected to result from the power generation and energy delivery reorganizations, the Company continues to incur expenses related to investments in marketing and customer services and the reengineering and improvement of business processes.

     During 1998, the Company completed installation of a new unified customer service system which is designed to support customer requests for service, billings, accounts receivable, credit and collection functions. On January 1, 1999, the Company's new financial data base and PeopleSoft client server accounting and purchasing software became operational. The move to client server business software and related online data bases will empower employees to maximize the benefits of their personal computers and will position them to better access the power of the Internet and other new technologies.

Fuel Costs

     The management and control of coal costs is critical to our competitive position. Approximately 98% of the Company's generation is coal fired with coal supplied under long-term contracts and purchased in the spot market. As long-term contracts expire we are negotiating with unaffiliated suppliers to lower coal costs. We intend to continue to prudently supplement our long-term coal supplies with spot market purchases when spot market prices are favorable.

Environmental Concerns

     We take great pride in our efforts to economically produce and deliver electricity while minimizing the impact on the environment. Over the years the Company has spent hundreds of millions of dollars to equip its facilities with the latest economical clean air and water technologies and to research new technologies. We intend to continue in a leadership role fostering economically prudent efforts to protect and preserve the environment.

     By-products from the generation of electricity include materials such as ash, slag and sludge. Coal combustion by-products are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, our generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and nonhazardous materials. The Company is currently incurring costs to safely dispose of such substances. Additional costs could be incurred to comply with new laws and regulations if enacted.

     The Comprehensive Environmental Response, Compensation and Liability Act (Superfund) addresses clean-up of hazardous substances at disposal sites and authorized the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1998, there is one site for which the Company has received an information request which could lead to a potentially responsible party designation. The Company's liability has been resolved for a number of sites with no significant effect on results of operations and present estimates do not anticipate material cleanup costs for the identified site in which the Company is involved. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations, cash flows and possibly financial condition could be adversely affected unless the costs can be recovered from customers.

     Federal EPA is required by the Clean Air Act Amendments of 1990 (CAAA) to issue rules to implement the law. In 1996 Federal EPA issued final rules governing nitrogen oxide (NOx) that must be met after January 1, 2000 (Phase II of the CAAA). The final rules will require substantial reductions in NOx emissions from certain types of boilers including those in power plants of the Company and its affiliates in the AEP System. To comply with Phase II of CAAA, the Company plans to install NOx emission control equipment on certain units and switch fuel at other units. Total capital costs to meet the requirements of Phase II of CAAA are estimated to be approximately $55 million of which $37 million has been incurred through December 31, 1998.

     On September 24, 1998, the administrator of Federal EPA signed final rules which require reductions in NOx emissions in 22 eastern states, including the states in which the Company's generating plants are located. The implementation of the final rules would be achieved through the revision of state implementation plans (SIPs) by September 1999. SIPs are a procedural method used by each state to comply with Federal EPA rules. The final rules anticipate the imposition of a NOx reduction on utility sources of approximately 85% below 1990 emission levels by the year 2003. On October 30, 1998, a number of utilities, including the Company and the other operating companies of the AEP System, filed a petition in the United States (US) Court of Appeals for the District of Columbia Circuit seeking a review of the final rules.

     Should the states fail to adopt the required revisions to their SIPs within one year of the date the final rules were signed (September 24, 1999), Federal EPA has proposed to implement a federal plan to accomplish the NOx reductions. Federal EPA also proposed the approval of portions of petitions filed by eight northeastern states that would result in imposition of NOx emission reductions on utility and industrial sources in upwind midwestern states. These reductions are substantially the same as those required by the final NOx rules and could be adopted by Federal EPA in the event the states fail to implement SIPs in accordance with the final rules.

     Preliminary estimates indicate that compliance could result in required capital expenditures of approximately $325 million. Compliance costs cannot be estimated with certainty and the actual costs incurred to comply could be significantly different from this preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers, they would have a material adverse effect on results of operations, cash flows and possibly financial condition.

     At the Third Conference of the Parties to the United Nations Framework Convention on Climate Change held in Kyoto, Japan in December 1997 more than 160 countries, including the US, negotiated a treaty requiring legally-binding reductions in emissions of greenhouse gases, chiefly carbon dioxide, which many scientists believe are contributing to global climate change. The treaty, which requires the advice and consent of the US Senate for ratification, would require the US to reduce greenhouse gas emissions seven percent below 1990 levels in the years 2008-2012. Although the US has agreed to the treaty and signed it on November 12, 1998, President Clinton has indicated that he will not submit the treaty to the Senate for consideration until it contains requirements for "meaningful participation by key developing countries" and the rules, procedures, methodology and guidelines of the treaty's market-based policy instruments, joint implementation programs and compliance enforcement provisions have been negotiated. At the Fourth Conference of the Parties, held in Buenos Aires, Argentina, in November 1998, the parties agreed to a work plan to complete negotiations on outstanding issues with a view toward approving them at the Sixth Conference of the Parties to be held in December 2000. We will continue to work with the Administration and Congress to monitor the development of public policy on this issue.

     If the Kyoto treaty is approved by Congress, the costs to comply with the emission reductions required by the treaty are expected to be substantial and would have a material adverse impact on results of operations, cash flows and possibly financial condition if not recovered from customers.

Financial Condition

     The Company issued $220 million principal amount of long-term obligations in 1998 at interest rates ranging from 5% to 7.3% and received from its parent a $50 million capital contribution. The principal amount of long-term debt retirements, including maturities, totaled $157 million with interest rates ranging from 7-1/4% to 8.75%. The Company's senior secured debt/first mortgage bond ratings are: Moody's, A3; Standard and Poor's (S&P), A; Fitch, A; and Duff & Phelps, LLC (D & P), A.

     Gross plant and property additions were $226 million in 1998 and $233 million in 1997. Management estimates construction expenditures for the next three years to be $766 million which includes the cost of transmission and distribution projects for the improvement of and addition to electric energy delivery facilities. The funds for construction of new facilities and improvement of existing facilities can come from a combination of internally generated funds, short-term and long-term borrowings and investments in common equity by the Company's parent, AEP Co., Inc. Approximately 65% of the construction expenditures for the next three years are expected to be financed with internally generated funds.

     When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1998, $763 million of unused short-term lines of credit shared with other AEP System companies were available. Short-term debt borrowings are limited by provisions of the 1935 Act to $325 million. Generally periodic reductions of outstanding short-term debt are made through issuances of long-term debt and through additional capital contributions by the parent company.

     The Company's earnings coverage presently exceeds all minimum coverage requirements for the issuance of mortgage bonds and preferred stock. The minimum coverage ratio is 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1998, the mortgage bonds and preferred stock coverage ratios were 3.88 and 1.8, respectively.

Market Risks

     The Company has certain market risks inherent in its business activities from changes in electricity commodity prices and interest rates. The allocation of trading of electricity and related financial derivative instruments through the AEP Power Pool exposes the Company to market risk. Market risk represents the risk of loss that may impact the Company due to adverse changes in electricity commodity market prices and rates. In 1998 the AEP Power Pool substantially increased the volume of its wholesale power marketing and trading activities. Various policies and procedures have been established to manage market risk exposures including the use of a risk measurement model utilizing Value at Risk (VaR). Throughout the year ending December 31, 1998, the Company's share of the highest, lowest and average quarterly VaR in the wholesale trading portfolio was less than $3 million at a 95% confidence level with a holding period of three business days. The AEP Power Pool uses the variance-covariance method for calculating VaR based on three months of daily prices. Based on this VaR analysis, at December 31, 1998 a near term change in electricity commodity prices is not expected to have a material effect on the Company's results of operations, cash flows or financial condition.

     The Company is exposed to changes in interest rates primarily due to short-term and long-term borrowings to fund its business operations. The debt portfolio has fixed and variable interest rates with terms from one day to forty years and an average duration of six years at December 31, 1998. The Company measures interest rate market risk exposure utilizing a VaR model. The model is based on the Monte Carlo method of simulated price movements with a 95% confidence level and a one year holding period. The volatilities and correlations are based on three years of monthly prices. The risk of potential loss in fair value attributable to the Company's exposure to interest rates, primarily related to long-term debt with fixed interest rates, was $135 million at December 31, 1998. The Company would not expect to liquidate its entire debt portfolio in a one year holding period. Therefore, a near term change in interest rates should not materially affect results of operations or the consolidated financial position of the Company. Also since the Company's rates are cost-based regulated, the risk of interest rate changes on debt used to finance regulated operations is mitigated.

     Inflation affects the Company's cost of replacing utility plant and the cost of operating and maintaining its plant. The rate-making process limits our recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

Other Matters

Year 2000 Readiness Disclosure

     On or about midnight on December 31, 1999, digital computing systems may begin to produce erroneous results or fail, unless these systems are modified or replaced, because such systems may be programmed incorrectly and interpret the date of January 1, 2000 as being January 1st of the year 1900 or another incorrect date. In addition, certain systems may fail to detect that the year 2000 is a leap year. Problems can also arise earlier than January 1, 2000, as dates in the next millennium are entered into non-Year 2000 ready programs.

Readiness Program

     Internally, the Company, through the AEP System, is modifying or replacing its computer hardware and software programs to minimize Year 2000-related failures and repair such failures if they occur. This includes both information technology systems
(IT), which are mainframe and client server applications, and embedded logic systems (non-IT), such as process controls for energy production and delivery. Externally, the problem is being addressed with entities that interact with the Company, including suppliers, customers, creditors, financial service organizations and other parties essential to the Company's operations. In the course of the external evaluation, the Company has sought written assurances from third parties regarding their state of Year 2000 readiness.

     Another issue we are addressing is the impact of electric power grid problems that may occur outside of our transmission system. The Company, along with other electric utilities in North America, regularly submits information to the North American Electric Reliability Council (NERC) as part of NERC's Year 2000 readiness program. NERC then publicly reports summary information to the U.S. Department of Energy (DOE) regarding the Year 2000 readiness of electric utilities. In 1999 AEP plans to participate in two NERC-sponsored coordinated electric industry Year 2000 readiness drills.

     The second NERC report, dated January 11, 1999 and entitled:
Preparing the Electric Power Systems of North American for Transition to the Year 2000 - A Status Report and Work Plan, Fourth Quarter 1998, states that: "With more than 44% of mission critical components tested through November 30, 1998, findings continue to indicate that transition through critical Year 2000 (Y2K) rollover dates is expected to have minimal impact on electric system operations in North America." The Company continues to set a target date of June 30, 1999 for having all mission critical and high priority systems and components Y2K ready.

     Through the Electric Power Research Institute, an electric industry-wide effort has been established to deal with Year 2000 problems affecting embedded systems. Under this effort, participating utilities are working together to assess specific vendors' system problems and test plans.

     The state regulatory commissions in the Company's service territory are also reviewing the Year 2000 readiness of the Company.

Company's State of Readiness

     Work has been prioritized in accordance with business risk. The highest priority has been assigned to activities that potentially affect safety, the physical generation and delivery of energy, and communications; followed by back office activities such as customer service/billing, regulatory reporting, internal reporting and administrative activities (e.g. payroll, procurement, accounts payable); and finally, those activities that would cause inconvenience or productivity loss in normal business operations.

     The following chart shows our progress toward becoming ready for the Year 2000 as of December 31, 1998:
                                 IT SYSTEMS              NON-IT  SYSTEMS
                         COMPLETION                 COMPLETION
                         DATE/ESTIMATED   PERCENT   DATE/ESTIMATED   PERCENT
YEAR 2000 PROJECT PHASES COMPLETION DATE  COMPLETE  COMPLETION DATE  COMPLETE

Launch: Initiation of      2/24/1998        100%      5/31/1998       100%
the Year 2000
activities within
the organization.
Establishment of
organizational structure,
personnel assignments
and budget for the
workgroup. Continuous
management update and
awareness program.

Inventory and Assessment:
Identifying all Company    7/31/1998        100%       2/15/1999      99%
computer systems that
could be affected by the
millennium change.
Prioritize repair efforts
based upon criticality to
maintaining ongoing operations.


Remediation/Testing: The
process of modifying,      6/30/1999     Mainframe    6/30/1999       37%
replacing or retiring                    70%
those mission critical and
high priority digital-based
systems with problems                    Client
processing dates past the                Server:
Year 2000. Testing these                 18%
systems to ensure that after
modifications have been
implemented correct date
processing occurs and full
functionality has been maintained.

Costs to Address the Company's Year 2000 Issues

     Through December 31, 1998, the Company has spent $6 million on the Year 2000 project and, estimates spending an additional $10 million to $14 million to achieve Year 2000 readiness. Most Year 2000 costs are for software modifications, IT consultants and salaries and are expensed; however, in certain cases the Company has acquired hardware that was capitalized. The Company intends to fund these expenditures through internal sources. Although significant, the cost of becoming Year 2000 compliant is not expected to have a material impact on the Company's results of operations, cash flows or financial condition.

Risks of the Company's Year 2000 Issues

     The applications posing the greatest business risk to the Company's operations should they experience Y2K problems are:

*    Automated power generation, transmission and distribution systems
*    Telecommunications systems
*    Energy trading systems
* Time-in-use, demand and remote metering systems for commercial and industrial customers and
*    Work management and billing systems.

     The potential problems related to erroneous processing by, or failure of, these systems are:

*    Power service interruptions to customers
*    Interrupted revenue data gathering and collection
* Poor customer relations resulting from delayed billing and settlement.

     In addition, although as discussed relationships with third parties, such as suppliers, customers and other electric utilities, are being monitored, these third parties nonetheless represent a risk that cannot be assessed with precision or controlled with certainty.

     Due to the complexity of the problem and the interdependent nature of computer systems, if our corrective actions, and/or the actions of others who impact the AEP System's operations but are not affiliated with the AEP System, fail for critical applications, Year 2000-related issues may materially adversely affect the Company.

Company's Contingency Plans

     To address possible failures of electric generation and delivery of electrical energy due to Year 2000 related failures, we have established a draft Year 2000 contingency plan and submitted it to the East Central Area Reliability Council in December 1998 as part of NERC's review of regional and individual electric utility contingency plans in 1999. NERC's target date is June 1999 for the completion of this contingency plan. In addition, the Company intends to establish contingency plans for its business units to address alternatives if Year 2000 related failures occur. Contingency plans will be developed by the end of 1999. The Company's plans build upon the disaster recovery, system restoration, and contingency planning that we have had in place.

New Accounting Standards

     In 1997 the FASB issued SFAS 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 establishes the standards for reporting and displaying components of "comprehensive income," which is the total of net income and all transactions not included in net income affecting equity except those with shareholders. The Company adopted SFAS 130 in the first quarter of 1998. For 1998 there were no material differences between net income and comprehensive income.

     SFAS 131 initiates standards for annual and interim financial statements to report operating segments of a business for which separate financial information is available and regularly evaluated by the chief operating decision maker in allocating resources and reviewing performance. Information about products and services and geographic areas is to be reported at an enterprise-level instead of by segment. SFAS 131 was required to be adopted by the Company for the year ended December 31, 1998 with restatement of prior period comparative information. Adoption of SFAS 131 did not have any effect on results of operations, cash flows or financial condition.

     In the first quarter of 1998 the Company adopted the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP requires the capitalization and amortization of certain costs of acquiring or developing internal use computer software. The SOP had to be adopted at the beginning of a fiscal year with no restatement or retroactive adjustment of prior periods. The adoption of the SOP effective January 1, 1998 did not have a material effect on results of operations, cash flows or financial condition.

     In February 1998, the FASB issued SFAS 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits" which revised employers' disclosures about pensions and other postretirement benefit plans and suggested that the disclosure be combined. It did not change the measurement or recognition requirements for postretirement benefit accounting. The adoption of SFAS 132 did not have an effect on results of operations, cash flows or financial condition.

     EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" was issued in November 1998 to address the application of mark-to-market accounting for energy trading contracts. Under the provisions of this standard, which must be adopted by the Company in January 1999, energy trading contracts can no longer be accounted for on a settlement basis. Instead they are to be marked-to-market. Initial adoption of EITF 98-10 is not expected to have a significant impact on results of operations, cash flows or financial condition.

     The FASB issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" in June 1998. SFAS 133 establishes accounting and reporting standards for derivative instruments. It requires that all derivatives be recognized as either an asset or a liability and measured at fair value in the financial statements. If certain conditions are met a derivative may be designated as a hedge of possible changes in fair value of an asset, liability or firm commitment; variable cash flows of forecasted transactions; or foreign currency exposure. The accounting/reporting for changes in a derivative's fair value (gains and losses) depend on the intended use and resulting designation of the derivative. Management is currently studying the provisions of SFAS 133 to determine the impact of its adoption on January 1, 2000 on results of operations, cash flows and financial condition.

     In April 1998 the AICPA issued SOP 98-5 "Reporting on the Costs of Start-up Activities". The SOP clarifies the accounting and reporting for one time start-up activities and organization costs, requiring that they be expensed as incurred. The adoption of this standard in January 1999 is not expected to have a material effect on results of operations, cash flows or financial condition.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Income


                                                               Year Ended December 31,
                                                         1998           1997           1996
                                                                   (in thousands)
OPERATING REVENUES                                    $1,672,244     $1,628,515     $1,624,869

OPERATING EXPENSES:
 Fuel                                                    437,500        403,777        367,651
 Purchased Power                                         303,116        311,514        333,014
 Other Operation                                         254,718        246,785        240,249
 Maintenance                                             134,856        112,873        117,483
 Depreciation and Amortization                           143,809        137,670        133,074
 Taxes Other Than Federal Income Taxes                   116,070        116,590        120,307
 Federal Income Taxes                                     53,632         59,312         70,215
          Total Operating Expenses                     1,443,701      1,388,521      1,381,993

OPERATING INCOME                                         228,543        239,994        242,876

NONOPERATING INCOME (LOSS)                                (8,301)          (222)           128

INCOME BEFORE INTEREST CHARGES                           220,242        239,772        243,004

INTEREST CHARGES                                         126,912        119,258        109,315

NET INCOME                                                93,330        120,514        133,689

PREFERRED STOCK DIVIDEND REQUIREMENTS                      2,497          7,006         15,938

EARNINGS APPLICABLE TO COMMON STOCK                   $   90,833     $  113,508     $  117,751

See Notes to Consolidated Financial Statements.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets


                                                                           December 31,
                                                                      1998             1997
                                                                          (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                      $1,976,729       $1,942,325
   Transmission                                                     1,116,421        1,079,919
   Distribution                                                     1,641,278        1,583,161
   General                                                            233,465          207,380
   Construction Work in Progress                                      119,466           88,261
                 Total Electric Utility Plant                       5,087,359        4,901,046
   Accumulated Depreciation and Amortization                        1,984,856        1,869,057
                 NET ELECTRIC UTILITY PLANT                         3,102,503        3,031,989


OTHER PROPERTY AND INVESTMENTS                                        111,020           34,544


CURRENT ASSETS:
   Cash and Cash Equivalents                                            7,755            6,947
   Accounts Receivable:
      Customers                                                       122,746          129,924
      Affiliated Companies                                             35,802           24,502
      Miscellaneous                                                     8,572           10,231
      Allowance for Uncollectible Accounts                             (2,234)          (1,333)
   Fuel - at average cost                                              49,826           47,901
   Materials and Supplies - at average cost                            60,440           57,359
   Accrued Utility Revenues                                            45,985           51,208
   Energy Marketing and Trading Contracts                              22,436              923
   Prepayments                                                          8,151            6,037
                 TOTAL CURRENT ASSETS                                 359,479          333,699


REGULATORY ASSETS                                                     426,193          441,223

DEFERRED CHARGES                                                       47,843           41,975
                     TOTAL                                         $4,047,038       $3,883,430

See Notes to Consolidated Financial Statements.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES


                                                                           December 31,
                                                                      1998             1997
                                                                          (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 30,000,000 Shares
      Outstanding - 13,499,500 Shares                             $   260,458       $  260,458
   Paid-in Capital                                                    663,633          613,048
   Retained Earnings                                                  179,461          207,544
                Total Common Shareholder's Equity                   1,103,552        1,081,050
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                             19,359           19,747
       Subject to Mandatory Redemption                                 22,310           22,310
   Long-term Debt                                                   1,472,451        1,415,026
                TOTAL CAPITALIZATION                                2,617,672        2,538,133

OTHER NONCURRENT LIABILITIES                                          120,281          137,371

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                  80,004           79,509
   Short-term Debt                                                     76,400          130,300
   Accounts Payable - General                                          60,569           52,683
   Accounts Payable - Affiliated Companies                             50,313           44,133
   Taxes Accrued                                                       35,719           41,549
   Customer Deposits                                                   14,123           13,713
   Interest Accrued                                                    19,990           20,949
   Revenue Refunds Accrued                                             95,267            3,311
   Energy Marketing and Trading Contracts                              24,076              729
   Other                                                               78,808           68,083
                TOTAL CURRENT LIABILITIES                             535,269          454,959

DEFERRED INCOME TAXES                                                 643,711          658,655

DEFERRED INVESTMENT TAX CREDITS                                        62,231           67,496

DEFERRED CREDITS                                                       67,874           26,816

COMMITMENTS AND CONTINGENCIES (Note 4)

                    TOTAL                                          $4,047,038       $3,883,430

See Notes to Consolidated Financial Statements.
/TABLE

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows


                                                                Year Ended December 31,
                                                            1998          1997          1996
                                                                     (in thousands)
OPERATING ACTIVITIES:
   Net Income                                            $  93,330     $ 120,514     $ 133,689
   Adjustments for Noncash Items:
      Depreciation and Amortization                        144,967       138,975       134,381
      Deferred Federal Income Taxes                         (2,338)       (5,117)          592
      Deferred Investment Tax Credits                       (5,265)       (5,181)       (5,602)
      Deferred Power Supply Costs (net)                     30,081        12,310           293
      Provision for Rate Refunds                           (31,019)        7,601        (2,626)
   Changes in Certain Current Assets and Liabilities:
      Accounts Receivable (net)                             (1,562)       (3,990)      (19,176)
      Fuel, Materials and Supplies                          (5,006)        3,950        15,583
      Accrued Utility Revenues                               5,223           635        13,235
      Accounts Payable                                      14,066        10,924         3,668
      Taxes Accrued                                         (5,830)          614        (7,731)
      Revenue Refunds Accrued                               91,956        (2,272)        5,583
   Payment of Disputed Tax and Interest Related to COLI    (68,316)         -             -
   Change in Operating Reserves                             30,631        16,473         6,906
   Other (net)                                             (16,754)      (14,923)       (3,052)
        Net Cash Flows From Operating Activities           274,164       280,513       275,743

INVESTING ACTIVITIES:
   Construction Expenditures                              (204,869)     (218,074)     (191,815)
   Proceeds from Sales of Property and Other                 2,930         4,971         1,933
        Net Cash Flows Used For Investing Activities      (201,939)     (213,103)     (189,882)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company                50,000        40,000        50,000
   Issuance of Long-term Debt                              211,944       183,257       273,340
   Retirement of Cumulative Preferred Stock                   (294)     (183,875)      (25,904)
   Retirement of Long-term Debt                           (157,973)      (56,379)     (195,910)
   Change in Short-term Debt (net)                         (53,900)       69,600       (64,825)
   Dividends Paid on Common Stock                         (118,916)     (114,436)     (108,300)
   Dividends Paid on Cumulative Preferred Stock             (2,278)       (5,890)      (15,666)
        Net Cash Flows Used For Financing Activities       (71,417)      (67,723)      (87,265)

Net Increase (Decrease) in Cash and Cash Equivalents           808          (313)       (1,404)
Cash and Cash Equivalents January 1                          6,947         7,260         8,664
Cash and Cash Equivalents December 31                    $   7,755     $   6,947     $   7,260

See Notes to Consolidated Financial Statements.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Retained Earnings


                                                                   Year Ended December 31,
                                                               1998         1997         1996
                                                                       (in thousands)
Retained Earnings January 1                                  $207,544     $208,472     $199,021
Net Income                                                     93,330      120,514      133,689
                                                              300,874      328,986      332,710
Deductions:
   Cash Dividends Declared:
     Common Stock                                             118,916      114,436      108,300
     Cumulative Preferred Stock:
        4-1/2% Series                                             875          892        1,348
        4.50%  Series                                            -            -               9
        5.90%  Series                                             455          455        2,950
        5.92%  Series                                             364          364        3,552
        6.85%  Series                                             579          579        2,055
        7.40%  Series                                            -            -           1,385
        7.80%  Series                                            -             931        3,900
                Total Cash Dividends Declared                 121,189      117,657      123,499

   Capital Stock Expense                                          224        3,785          739
                Total Deductions                              121,413      121,442      124,238

Retained Earnings December 31                                $179,461     $207,544     $208,472

See Notes to Consolidated Financial Statements.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

    Appalachian Power Company (the Company or APCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co.,
Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power to 888,000 retail customers in southwestern Virginia and southern West Virginia and does business as American Electric Power (AEP). The Company supplies electric power to the American Electric Power System Power Pool (AEP Power Pool) and shares the revenues and costs of Power Pool wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities. As a member of the American Electric Power System (AEP System) Power Pool and a signatory company to the AEP System Transmission Equalization Agreement, the Company's generation and transmission facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

    The Company has four wholly-owned subsidiaries which are consolidated in these financial statements: Cedar Coal Co., Central Appalachian Coal Company and Southern Appalachian Coal Company (which were formerly engaged in coal mining and now lease their coal reserves to unaffiliated companies) and West Virginia Power Company (which is inactive).

Regulation

    As a subsidiary of AEP Co., Inc., the Company is subject to the regulation of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the State Corporation Commission of Virginia (Virginia SCC) and the Public Service Commission of West Virginia (WVPSC). The Federal Energy Regulatory Commission (FERC) regulates the Company's wholesale rates.

Principles of Consolidation

    The consolidated financial statements include the revenues, expenses, cash flows, assets, liabilities and equity of APCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolidation.

Basis of Accounting

    As a cost-based rate-regulated entity, APCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

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

Allowance for Funds Used During Construction (AFUDC)

    AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. In the Virginia jurisdiction, construction work in progress is included in rate base and earns a return in regulated rates in lieu of recording AFUDC. The amounts of AFUDC in 1998, 1997 and 1996 were not significant.

Depreciation and Amortization

    Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class. The annual composite depreciation rates for 1998, 1997 and 1996 are as follows:

                   Annual Composite
Functional Class   Depreciation
of Property        Rates

Production:
  Steam            3.4%
  Hydro            2.8%
Transmission       2.2%
Distribution       3.3%
General            3.1%


    Expenditures for the demolition and removal of plant are charged to the accumulated provision for depreciation and recovered through depreciation charges included in rates.

Cash and Cash Equivalents

    Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

    Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Power Supply Costs and Fuel Costs

    The Company practices deferred accounting with respect to over or under collection of certain fuel and power supply costs pursuant to the Virginia SCC's fuel cost recovery mechanism. In the Virginia jurisdiction, changes in fuel costs and the fuel portion of purchased power costs are deferred and reviewed for recovery or refund annually by the Virginia SCC. In the West Virginia jurisdiction, under the terms of a 1996 settlement agreement, a modified version of deferral accounting will be practiced for the over and under collection of fuel, Power Pool capacity charges and certain transmission revenue for the period November 1996 through December 1999. Although a cumulative over and under recovery balance will be maintained, ratepayers will not be responsible for any cumulative underrecovery balance at December 31, 1999. Overrecoveries during the annual periods through December 31, 1999 in excess of $10 million per period would be accumulated and shared equally between the Company and its ratepayers. Overrecoveries under $10 million are not shared with rate payers and are included in operating income annually.

    Wholesale jurisdictional fuel cost changes are expensed and billed as incurred through a FERC fuel clause.

Derivative Financial Instruments

    During 1998, the AEP Power Pool substantially increased the volume of its power marketing and trading transactions (trading activities) in which the Company shares. Trading activities involve the sale of electricity under physical forward contracts at fixed and variable prices and the trading of electricity contracts including exchange traded futures and options and over-the-counter options and swaps. The majority of these transactions represent physical forward contracts in the AEP System's traditional marketing area and are typically settled by entering into offsetting contracts. The net revenues from these transactions are included in operating revenues for ratemaking, accounting and financial and regulatory reporting purposes.


    In addition the AEP Power Pool enters into transactions for the purchase and sale of electricity options, futures and swaps, and for the forward purchase and sale of electricity outside of the AEP System's traditional marketing area. These non-regulated trading activities are included in nonoperating income and accounted for on a mark-to-market basis. The unrealized mark-to-market gains and losses from such non-regulated trading activity are reported as assets and liabilities, respectively.

    The Company enters into forward contracts to manage the exposure to unfavorable changes in the cost of debt to be issued. These anticipatory debt instruments are entered into in order to manage the change in interest rates between the time a debt offering is initiated and the issuance of the debt (usually a period of 60 days). Any resultant gains or losses are deferred and amortized over the life of the debt issuance. There were no such forward contracts outstanding at December 31, 1998 or 1997.

    See Note 7 - Financial Instruments, Credit and Risk Management for further discussion.

Reclassification

    In the fourth quarter of 1998 the Company changed the presentation of its trading activities from a gross basis
(purchases and sales reported separately) to a net basis (purchase and sales are reported on a net basis as revenues). This reclassification had no impact on net income. Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net income.

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

Investment Tax Credits

    Investment tax credits have been accounted for under the flow-through method except where regulatory commissions have reflected investment tax credits in the rate-making process on a deferral basis. Investment tax credits that have been deferred are being amortized over the life of regulated plant investment.



Debt and Preferred Stock

    Gains and losses from the reacquisition of debt are deferred as regulatory assets and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If debt is refinanced, reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

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

Comprehensive Income

    There were no material differences between net income and comprehensive income.


2. EFFECTS OF REGULATION:

    In accordance with SFAS 71 the consolidated financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates in the same accounting period. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS 71 requires that the Company's regulated rates be cost-based and the recovery of regulatory assets must be probable. In the event a portion of the Company's business were to no longer meet those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and if required an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded cost.

    In February 1999 the Virginia legislature passed comprehensive legislation, which will become law upon the Governor's signature, to restructure the electric utility industry. Under the restructuring bill a transition to choice of supplier for retail customers will commence on January 1, 2002 and be completed, subject to a finding by the Virginia SCC that an effective competitive market exists, on January 1, 2004. Provisions allowing for an acceleration or limited delay in this schedule are also contained in the bill. Except as provided in the legislation, the generation of electricity will not be subject to rate regulation after January 1, 2002. Additionally, each Virginia electric utility is required by 2001 to join or establish a regional transmission entity which will manage and control transmission assets.

    The Virginia restructuring bill also provides an opportunity for recovery of just and reasonable net stranded costs. Stranded costs are those costs above market that potentially would not be recoverable in a competitive market. The mechanisms in the Virginia legislation for stranded cost recovery are dual: a capping of incumbent utility rates until as late as July 1, 2007, and the application of a wires charge upon customers who may depart the incumbent utility in favor of an alternative supplier prior to the termination of the rate cap. The legislation provides for the establishment of capped rates prior to January 1, 2001. The capped rates may be terminated after January 1, 2004, and prior to July 1, 2007, based upon the Virginia SCC determining that an effective competitive market exists. The wires charge will be equal to the difference between the generation component of the capped rates and the market price for generation service and will be imposed upon departing customers through the expiration of the rate cap period.

    Management has reviewed all the evidence currently available and concluded that as of December 31, 1998 the requirements to apply SFAS 71 continue to be met. Virginia rates for generation will continue to be cost-based regulated until the establishment of capped rates as provided in the legislation. When capped rates are established the application of SFAS 71 would be discontinued for the Virginia retail jurisdiction portion of the generating business. At that time generation-related regulatory assets applicable to the Virginia jurisdiction will have to be written off to the extent that they cannot be recovered under the provisions of the restructuring legislation and generating assets for the Virginia retail jurisdiction will have to be evaluated for impairment. Based upon initial reviews the amount of regulatory assets applicable to the Virginia generating business at December 31, 1998 is estimated to be $64 million before related tax effects and any possible offsetting regulatory liabilities. Regulatory liabilities applicable to the Virginia generation business at December 31, 1998 are estimated to be $39 million of which $26 million represents deferred investment tax credits. The Company is evaluating the tax normalization rules regarding the timing of the reversal of deferred investment tax credits in connection with the Virginia restructuring legislation. Should it not be possible under the Virginia legislation to recover any portion of the generation net regulatory assets, it could have a material adverse impact on results of operations; however, the amount of any impairment loss for Virginia retail jurisdictional generating assets and any loss from a possible inability to recover net generation regulatory assets cannot be estimated until such time as capped rates are determined under the legislation.

    Recognized regulatory assets and liabilities are comprised of the following:
                                    December 31,
                                 1998          1997
                                   (in thousands)
Regulatory Assets:
  Amounts Due From Customers
    For Future Income Taxes    $374,750      $386,127
  Unamortized Loss On
    Reacquired Debt              22,827        23,561
  Deferred Storm Damage           6,101         8,542
  Other                          22,515        22,993
  Total Regulatory Assets      $426,193      $441,223

Regulatory Liabilities:
  Deferred Investment Tax
    Credits                    $ 62,231       $67,496
  Other*                         53,955        21,121
  Total Regulatory Liabilities $116,186       $88,617

* Included in Deferred Credits on Consolidated Balance Sheets.


3. RATE MATTERS:

    In June 1997 the Company filed an application with the Virginia SCC for approval, among other things, of an increase of $30.5 million in base rates on an annual basis. In July 1997 the Virginia SCC suspended implementation of the proposed rates until November 11, 1997 when rates were placed into effect subject to refund. On January 11, 1999, the Company and the Virginia SCC Staff filed a Stipulation agreement with the Virginia SCC which was approved in February 1999. The Stipulation's main provisions include the retroactive elimination of the $30.5 million annual increase in base rates that was being collected subject to refund; a reduction in base rates of $6 million effective January 1, 1998; the refund with interest of all amounts collected above the approved rates; the intention to hold rates at these levels through December 31, 2000; an investment of at least $90 million in Virginia distribution facilities between January 1, 1998 and December 31, 2000 (Plan Period); and a benchmark rate of return on equity of 10.85% (Benchmark Rate) upon which future earnings will be tested. During the Plan Period, one-third of any earnings above the Benchmark Rate will be retained by the Company and the remaining two-thirds will be refunded to ratepayers. The fuel factor component of rates will continue to be administered under current regulation. A refund liability, including interest, of $51.6 million at December 31, 1998 has been accrued.



    In September 1992 the Company implemented, subject to refund, an $8.7 million annual rate increase to its wholesale customers pending a final order from the Federal Energy Regulatory Commission
(FERC). On June 29, 1998 the FERC granted an annual rate increase of $3.4 million and required a refund including interest of amounts collected in excess of the $3.4 million annual increase. A rehearing of the FERC's order has been requested. A refund liability, including interest, of $42.8 million at December 31, 1998 has been accrued.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

    Substantial construction commitments have been made to support the Company's utility operations. Such commitments do not include any expenditures for new generating capacity. Construction expenditures for 1999-2001 are estimated to be $766 million.

    Long-term fuel supply contracts contain clauses that provide for periodic price adjustments. The contracts are for various terms, the longest of which extends to 2006, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Clean Air Act/Air Quality

    The United States (US) Environmental Protection Agency (Federal
EPA) is required by the Clean Air Act Amendments of 1990 (CAAA) to issue rules to implement the law. In 1996 Federal EPA issued final rules governing nitrogen oxides (NOx) emissions that must be met after January 1, 2000 (Phase II of CAAA). The final rules will require substantial reductions in NOx emissions from certain types of boilers including those in the AEP System's and the Company's power plants. To comply with Phase II of CAAA, the Company plans to install NOx emission control equipment on certain units and switch fuel at other units. The Company's total capital costs to meet the requirements of Phase II of CAAA are estimated to be approximately $55 million of which $37 million has been incurred through December 31, 1998.

    On September 24, 1998, Federal EPA finalized rules which require reductions in NOx emissions in 22 eastern states, including the states in which the AEP System's and the Company's generating plants are located. The implementation of the final rules would be achieved through the revision of state implementation plans (SIPs) by September 1999. SIPs are a procedural method used by each state to comply with Federal EPA rules. The final rules anticipate the imposition of a NOx reduction on utility sources of approximately 85% below 1990 emission levels by the year 2003. On October 30, 1998, a number of utilities, including the Company and the other operating companies of the AEP System, filed petitions in the US Court of Appeals for the District of Columbia Circuit seeking a review of the final rules.

    Should the states fail to adopt the required revisions to their SIPs within one year of the date of the final rules (September 24, 1999), Federal EPA has proposed to implement a federal plan to accomplish the NOx reductions. Federal EPA also proposed the approval of portions of petitions filed by eight northeastern states that would result in imposition of NOx emission reductions on utility and industrial sources in upwind midwestern states. These reductions are substantially the same as those required by the final NOx rules and could be adopted by Federal EPA in the event the states fail to implement SIPs in accordance with the final rules.

    Preliminary estimates indicate that compliance could result in required capital expenditures by the Company of approximately $325 million. Compliance costs cannot be estimated with certainty and the actual costs incurred to comply could be significantly different from this preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers, they would have a material adverse effect on results of operations, cash flows and possibly financial condition.

Litigation

    The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deductions through December 31, 1998 would reduce earnings by approximately $79 million (including interest). The Company has made no provision for any possible adverse earnings impact from this matter.

    In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations and cash flows.


    The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.


5. RELATED PARTY TRANSACTIONS:

    Benefits and costs of the AEP System's generating plants are shared by members of the AEP Power Pool of which the Company is a member. Under terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the AEP Power Pool members based on their relative peak demands and generating reserves. AEP Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool.

    Operating revenues include $36.9 million in 1998, $40.1 million in 1997 and $54.8 million in 1996 for energy supplied to the AEP
Power Pool.

    Since the Company's internal peak demand exceeds its generating capacity, charges for AEP Power Pool capacity reservation, which is a charge for the right to receive power even if the power is not taken, and charges for energy received from the AEP Power Pool were included in purchased power expense as follows:

                          Year Ended December 31,
                       1998        1997        1996
                              (in thousands)

Capacity Charges      $ 83,536   $128,680    $125,456
Energy Charges          97,226    149,113     187,754

     Total            $180,762   $277,793    $313,210

    Power marketing and trading operations, which are described in
Note 1, are conducted by the AEP Power Pool and shared with the Company. The Company's operating revenues, purchased power expense and nonoperating income include amounts for power marketing and trading allocated by the AEP Power Pool as follows:

                             Year Ended December 31,
                            1998       1997      1996
                                  (in thousands)
Operating Revenues        $193,441   $128,041  $126,971
Purchased Power Expense    111,909     27,330    14,700
Nonoperating Loss          (11,179)       (81)     -

    Energy sold directly to Kingsport Power Company (KGPCo), an affiliated distribution utility that is not a member of the AEP Power Pool, was included in operating revenues in the amounts of $56.8 million in 1998, $57.9 million in 1997 and $59.5 million in 1996.

    Purchased power expense includes $10.4 million in 1998, $6.4 million in 1997 and $5.1 million in 1996 of energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the AEP Power Pool.

    AEP System electric operating utility companies including the Company participate in the AEP Transmission Equalization Agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement since the Company's relative investment in transmission facilities is greater than its relative peak demands in 1998 and less than its relative peak demands in 1997 and 1996, other operation expense includes equalization charges (credits) of $(2.4) million, $8.4 million and $6.5 million in 1998, 1997 and 1996, respectively.

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

    American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including the Company. The costs of the services are billed to its affiliated clients by AEPSC on a direct-charge basis, whenever possible, and on reasonable bases of proration for shared services. The billings for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


6. SEGMENT INFORMATION:

    Effective December 31, 1998 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has one reportable segment, a regulated vertically integrated electricity generation and energy delivery business. All other activities are insignificant. The Company's operations are managed on an integrated basis because of the substantial impact of bundled cost-based rates and regulatory oversight on business processes, cost structures and operating results. Included in the regulated electric utility business is the power marketing and trading activities that are discussed in
Note 5. For the years ended December 31, 1998, 1997 and 1996, all of the Company's revenues are derived from the generation, sale and distribution of electricity in the United States.


7.  FINANCIAL INSTRUMENTS, CREDIT AND RISK MANAGEMENT

    The Company is subject to market risk as a result of changes in electricity commodity prices and interest rates. The Company participates in a power marketing and trading operation that manages the exposure to electricity commodity price movements using physical forward purchase and sale contracts at fixed and variable prices, and financial derivative instruments including exchange traded futures and options, over-the-counter options, swaps and other financial derivative contracts at both fixed and variable prices. Physical forward electricity contracts within the AEP System's traditional market area are recorded as net operating revenues in the month when the physical contract settles. The Company's share of the net gains from these regulated transactions for the year ended December 31, 1998 was $33 million. Physical forward electricity contracts outside AEP's traditional economic marketing area, and all financial electricity trading transactions where the underlying physical commodity is outside AEP's traditional market area are marked to market and recorded in nonoperating income. The Company's share of the net losses from these non-regulated trading transactions for the year ended December 31, 1998 was $11 million. The unrealized mark-to-market gains and losses from such trading of financial instruments are reported as assets and liabilities, respectively. These activities were not material in prior periods.

    The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has both fixed and variable interest rates with terms from one day to forty years and an average duration of six years at December 31, 1998. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period. Also since the Company's rates are still cost-based regulated, the risk of interest rate changes on debt used to finance regulated operations is mitigated.

Market Valuation

    The book value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments.

    The book value amounts and fair values of the Company's significant financial instruments at December 31, 1998 and 1997 are summarized in the following table. The fair values of long-term debt and preferred stock are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities. The fair value of those financial instruments that are marked-to-market are based on management's best estimates using over-the-counter quotations, exchange prices, volatility factors and valuation methodology. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. At December 31, 1997 the notional amounts and fair valves of derivatives were not material.

                       Book Value  Fair Value
                           (in thousands)
Non-Derivatives

1998

Long-term Debt         $1,552,500  $1,638,700

Preferred Stock            22,300      23,400

1997

Long-term Debt          1,494,500   1,572,300

Preferred Stock            22,300      23,400

Derivatives

1998

                                Fair Value  Average Fair Value
                                      (in thousands)
Trading Assets

Electric
  Physicals                       $13,700        $12,200
  Options                          10,100         24,300
  Swaps                             1,000            300

Trading Liabilities

Electric
  Futures                          (2,100)          (500)
  Physicals                       (14,800)       (13,900)
  Options                          (8,900)       (23,700)
  Swaps                            (2,300)          (600)

    At December 31, 1998 the notional amounts of the Company's non-regulated electric trading physical forward contract purchases and sales are 3,024 Gigawatt hours (Gwh) and 3,234 Gwh, respectively;
the notional amounts for fixed priced swaps purchases and sales are 111 Gwh and 119 Gwh, respectively; and the notional amounts for options to purchase and to sell are 2,184 Gwh and 1,570 Gwh, respectively. The Company has a net long position of 117 Gwh for electric future contracts.

    At December 31, 1998 the fair value of the assets and liabilities related to the wholesale electric forward contracts was $110 million and $107 million, respectively. The related notional amounts were 14,388 Gwh for purchases and 14,682 Gwh for sales.
The average fair value amounts outstanding during the period were $277 million of assets and $265 million of liabilities.

Credit and Risk Management

    In addition to market risk associated with electricity price movements, the Company through the AEP Power Pool is also subject to the credit risk inherent in the risk management activities. Credit risk refers to the financial risk arising from commercial transactions and/or the intrinsic financial value of contractual agreements with trading counter parties, by which there exists a potential risk of nonperformance. The AEP Power Pool has established and enforced credit policies that minimize this risk. The AEP Power Pool accepts as counter parties to forwards, futures, and other derivative contracts primarily those entities that are classified as Investment Grade, or those that can be considered as such due to the effective placement of credit enhancements and/or collateral agreements. Investment grade is the designation given to the four highest debt rating categories (i.e., AAA, AA, A, BBB) of the major rating services e.g., ratings BBB- and above at Standards & Poor's and Baa3 and above at Moody's. When adverse market conditions have the potential to negatively affect a counter party's credit position, the AEP Power Pool requires further credit enhancements to mitigate risk. Since the formation of the power marketing and trading business in July of 1997, the Company has experienced no significant losses due to the credit risk associated with risk management activities; furthermore, the Company does not anticipate any future material effect on its results of operations, cash flow or financial condition as a result of counter party nonperformance.


8. STAFF REDUCTIONS:

    During 1998 an internal evaluation of the power generation organization was conducted with a goal of developing a better organizational structure for a competitive generation market. The study was completed in October 1998. In addition, a review of energy delivery staffing levels was conducted in 1998. As a result approximately 180 power generation and energy delivery positions were identified for elimination.

    Severance accruals totaling $7.6 million were recorded by the Company in December 1998 for reductions in power generation and energy delivery staffs and were charged to other operation expense in the Consolidated Statements of Income. In the first quarter of 1999 the power generation and energy delivery staff reductions were made.


9. BENEFIT PLANS:

    The Company and its subsidiaries participate in the AEP System qualified pension plan, a defined benefit plan which covers all employees. Net pension costs for the years ended December 31, 1998, 1997 and 1996 were $0.8 million, $1.9 million and $4.2 million, respectively.

    Postretirement Benefits Other Than Pensions are provided for retired employees for medical and death benefits under an AEP
System plan. The annual accrued costs were $16.6 million in 1998, $17.3 million in 1997 and $19 million in 1996.

    A defined contribution employee savings plan required that the Company make contributions to the plan totaling $4.3 million in 1998, $4 million in 1997, and $4.1 million in 1996.

10. FEDERAL INCOME TAXES:

     The details of federal income taxes as reported are as
follows:
                                                               Year Ended December 31,
                                                       1998             1997               1996
                                                                  (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                            $56,446          $66,810            $71,648
  Deferred                                              (143)          (4,801)             1,283
  Deferred Investment Tax Credits                     (2,671)          (2,697)            (2,716)
           Total                                      53,632           59,312             70,215
Charged (Credited) to Nonoperating Income (net):
  Current                                             (4,902)          (1,677)              (837)
  Deferred                                            (2,195)            (316)              (691)
  Deferred Investment Tax Credits                     (2,594)          (2,484)            (2,886)
           Total                                      (9,691)          (4,477)            (4,414)
Total Federal Income Taxes as Reported               $43,941          $54,835            $65,801

     The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                            Year Ended December 31,
                                                  1998                1997                 1996
                                                                 (in thousands)

Net Income                                      $ 93,330            $120,514            $133,689
Federal Income Taxes                              43,941              54,835              65,801
Pre-tax Book Income                             $137,271            $175,349            $199,490

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                           $48,045             $61,372             $69,822
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                  11,667              10,945              11,932
    Corporate Owned Life Insurance                (4,212)             (3,974)             (2,298)
    Removal Costs                                 (4,200)             (4,200)             (5,460)
    Investment Tax Credits (net)                  (5,265)             (5,181)             (5,602)
    Other                                         (2,094)             (4,127)             (2,593)
Total Federal Income Taxes as Reported           $43,941             $54,835             $65,801

Effective Federal Income Tax Rate                   32.0%               31.3%               33.0%

     The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:


                                     December 31,
                                    1998       1997
                                    (in thousands)

Deferred Tax Assets              $ 168,898  $ 144,869
Deferred Tax Liabilities          (812,609)  (803,524)
  Net Deferred Tax Liabilities   $(643,711) $(658,655)

Property Related Temporary
  Differences                    $(496,464) $(491,904)
Amounts Due From Customers For
  Future Federal Income Taxes     (106,436)  (108,727)
Deferred State Income Taxes        (70,644)   (75,476)
All Other (net)                     29,833     17,452
  Net Deferred Tax Liabilities   $(643,711) $(658,655)

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

     The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which is discussed under the heading, Litigation, in Note 4, management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on results of operations.


11.  COMMON SHAREHOLDER'S EQUITY:

     The Company received from AEP Co., Inc. cash capital contributions of $50 million, $40 million and $50 million in 1998, 1997 and 1996, respectively, which were credited to paid-in capital. In 1998, 1997 and 1996 net changes in paid-in capital of $585,000, $(2,332,000) and $329,000, respectively, resulted from gains and (expenses) associated with cumulative preferred stock transactions. There were no other material transactions affecting common stock and paid-in capital accounts in 1998, 1997 and 1996. At December 31, 1998 there were no dividend restrictions on retained earnings. To pay dividends out of paid-in capital, the Company needs regulatory approval.


12.  CUMULATIVE PREFERRED STOCK:

     The authorized number of shares of no par value cumulative preferred stock is 8,000,000. The aggregate involuntary liquidation price for all shares of cumulative preferred stock may not exceed $300 million. The unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance.

     The cumulative preferred stock is callable at the price indicated plus accrued dividends. The involuntary liquidation preference is $100 per share.

     The Company redeemed and canceled 500,000 shares of the 7.80% series and 2,348 shares of the 4.50% series subject to mandatory redemption in 1997 and 1996, respectively. The Company redeemed and canceled 250,000 shares of the 7.40% series not subject to mandatory redemption in 1996.

Cumulative Preferred Stock Not Subject to Mandatory Redemption:

            Call Price                                             Shares               Amount
           December 31,      Number of Shares Redeemed          Outstanding          December 31,
Series         1998            Year Ended December 31,       December 31, 1998     1998        1997
                              1998      1997      1996                               (in thousands)
4-1/2%       $110.00          3,878   100,685     1,850            193,587       $19,359     $19,747

Cumulative Preferred Stock Subject to Mandatory Redemption:
           Call Price
          December 31,      Number of Shares Redeemed           Outstanding          December 31,
Series(a)     1998            Year Ended December 31,        December 31, 1998      1998       1997
                             1998      1997      1996                                (in thousands)
5.90% (b)   $  (d)            -      422,900      -                77,100         $ 7,710    $ 7,710
5.92% (b)      (d)            -      538,500      -                61,500           6,150      6,150
6.85% (c)      (e)            -      215,500      -                84,500           8,450      8,450
                                                                                  $22,310    $22,310

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

13.  LONG-TERM DEBT AND LINES OF CREDIT:

     Long-term debt by major category was outstanding as follows:

                                    December 31,
                                1998           1997
                                   (in thousands)

First Mortgage Bonds         $  960,597    $1,096,811
Installment Purchase
  Contracts                     234,262       234,217
Senior Unsecured Notes          193,959          -
Junior Debentures               161,087       160,948
Other Long-term Debt              2,550         2,559
                              1,552,455     1,494,535
Less Portion Due Within
  One Year                       80,004        79,509
   Total                     $1,472,451    $1,415,026

     First mortgage bonds outstanding were as follows:

                                   December 31,
                                 1998         1997
                                  (in thousands)
% Rate  Due
7.00    1999 - December 1    $   30,000   $   30,000
6.35    2000 - March 1           48,000       48,000
6.71    2000 - June 1            48,000       48,000
6-3/8   2001 - March 1          100,000      100,000
7.95    2002 - March 1             -          60,000
7.38    2002 - August 15         50,000       50,000
7.40    2002 - December 1        30,000       30,000
6.65    2003 - May 1             40,000       40,000
6.85    2003 - June 1            30,000       30,000
6.00    2003 - November 1        30,000       30,000
7.70    2004 - September 1       21,000       21,000
7.85    2004 - November 1 (a)    50,000       50,000
8.00    2005 - May 1             50,000       50,000
6.89    2005 - June 22           30,000       30,000
6.80    2006 - March 1          100,000      100,000
8.75    2022 - February 1          -          29,919
8.70    2022 - May 22              -          35,000
8.43    2022 - June 1            37,471       50,000
8.50    2022 - December 1        70,000       70,000
7.80    2023 - May 1             40,000       40,000
7.90    2023 - June 1            30,000       30,000
7.15    2023 - November 1        30,000       30,000
7.125   2024 - May 1             50,000       50,000
8.00    2025 - June 1            50,000       50,000
Unamortized Discount             (3,874)      (5,108)
                                960,597    1,096,811
Less Portion Due Within
 One Year                        80,000       60,000
  Total                      $  880,597   $1,036,811

(a) A one time put feature allows this series of bonds to be put back to the Company on November 1, 1999. Consequently the bonds are classified as due in 1999.

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

     Installment purchase contracts have been entered into, in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

                                      December 31,
                                    1998       1997
                                     (in thousands)
% Rate   Due
Industrial Development Authority of
 Russell County, Virginia:

7-1/4    1998 - November 1        $   -      $ 19,500
7.70     2007 - November 1          17,500     17,500
5.00     2021 - November 1          19,500       -

Putnam County, West Virginia:

5.45     2019 - June 1              40,000     40,000
6.60     2019 - July 1              30,000     30,000

Mason County, West Virginia:

7-7/8    2013 - November 1          10,000     10,000
7.40     2014 - January 1           30,000     30,000
6.85     2022 - June 1              40,000     40,000
6.60     2022 - October 1           50,000     50,000

Unamortized Discount                (2,738)    (2,783)
                                   234,262    234,217
Less Portion Due Within
 One Year                             -        19,500
  Total                           $234,262   $214,717

     Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal (at stated maturities and upon mandatory redemptions) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants.

     Senior unsecured notes outstanding were as follows:

                                      December 31,
                                    1998       1997
                                     (in thousands)
% Rate   Due
7.20     2038 - March 31          $100,000   $   -
7.30     2038 - June 30            100,000       -
Unamortized Discount                (6,041)      -
  Total                           $193,959   $   -

     Junior debentures outstanding were as follows:

                                     December 31,
                                1998            1997
                                   (in thousands)
8-1/4% Series A due 2026
  - September 30               $ 75,000       $ 75,000
8% Series B due 2027
  - March 31                     90,000         90,000
Unamortized Discount             (3,913)        (4,052)
  Total                        $161,087       $160,948

     Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

     At December 31, 1998, future annual long-term debt payments are as follows:

                                       Amount
                                   (in thousands)

  1999                               $   80,004
  2000                                   96,005
  2001                                  100,006
  2002                                   80,006
  2003                                  100,007
  Later Years                         1,112,993
    Total Principal Amount            1,569,021
  Unamortized Discount                  (16,566)
      Total                          $1,552,455

     Short-term debt borrowings are limited by provisions of the 1935 Act to $325 million. Lines of credit are shared with other AEP System companies and at December 31, 1998 and 1997 were available in the amounts of $763 million and $442 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term line of credit are required to maintain the lines of credit. Outstanding short-term debt consisted of:

                                              Year-end
                               Balance        Weighted
                             Outstanding      Average
                           (in thousands)  Interest Rate

December 31, 1998:
  Notes Payable                $34,600          5.7%
  Commercial Paper              41,800          6.2%
    Total                      $76,400          6.0%

December 31, 1997:
  Notes Payable               $ 33,700          6.5%
  Commercial Paper              96,600          6.8%
    Total                     $130,300          6.7%


14. LEASES:

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

     Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                               Year Ended December 31,
                               1998     1997     1996
                                   (in thousands)

Operating Leases              $ 7,047  $ 8,016  $ 9,567
Amortization of
  Capital Leases               13,561   11,771   12,175
Interest on Capital Leases      3,541    3,290    3,416
Total Rental Costs            $24,149  $23,077  $25,158

     Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:

                                             December 31,
                                           1998        1997
                                           (in thousands)
Electric Utility Plant Under Capital Leases:
  Production Plant                       $ 9,463      $10,553
  General Plant                           87,776       77,980
Total Electric Utility Plant
  Under Capital Leases                    97,239       88,533
  Accumulated Amortization                32,064       28,423
Net Properties Under Capital Leases      $65,175      $60,110

Capital Lease Obligations*:
  Noncurrent Liability                   $52,429      $48,552
  Liability Due Within One Year           12,746       11,558
Total Capital Lease Obligations          $65,175      $60,110

*Represents the present value of future minimum lease payments.

     Capital lease obligations are included in other noncurrent and other current liabilities on the Consolidated Balance Sheets.
Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

     Future minimum lease payments consisted of the following at
December 31, 1998:
                                        Non-
                                     Cancelable
                        Capital      Operating
                        Leases          Leases
                           (in thousands)

1999                    $16,704        $2,227
2000                     14,453         1,991
2001                     12,235           932
2002                     11,158           415
2003                      8,222           413
Later Years              17,018         3,712

Total Future Minimum
  Lease Rentals          79,790        $9,690

Less Estimated Interest
  Element                14,615

Estimated Present Value
  of Future Minimum
  Lease Payments        $65,175


15.  SUPPLEMENTARY INFORMATION:

                             Year Ended December 31,
                             1998      1997      1996
                                  (in thousands)
Cash was paid for:
  Interest (net of
   capitalized amounts)    $124,027  $115,508 $104,156
  Income Taxes              $65,102   $71,749  $82,194

Noncash Acquisitions Under
   Capital Leases           $21,146   $15,266  $15,308


16. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods       Operating  Operating     Net
     Ended               Revenues   Income     Income
                                (in thousands)
1998
 March 31               $415,366    $64,249    $33,199
 June 30                 403,080     46,192     15,124
 September 30            474,476     70,951     33,446
 December 31             379,322     47,151     11,561

1997
 March 31                416,450     64,334     36,484
 June 30                 373,084     45,397     15,378
 September 30            413,532     64,780     34,753
 December 31             425,449     65,483     33,899

Fourth quarter 1998 net income declined primarily as a result of unseasonably mild weather, provisions for rate refunds recorded for the Virginia retail jurisdiction and severance accruals for staff reductions.

See "Reclassification" section in Note 1 regarding reclassification of prior period amounts.

INDEPENDENT AUDITORS' REPORT






To the Shareholders and Board of
Directors of Appalachian Power Company:

We have audited the accompanying consolidated balance sheets of Appalachian Power Company and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Appalachian Power Company and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 23, 1999