Form 10-K405, Exhibit 13
period 1999-12-31
APPALACHIAN POWER CO
filed 2000-03-24
CIK 6879

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

Results of Operations

Net Income

     Although operating revenues increased in 1998, net income declined $27.2 million or 23% due primarily to increased fuel and maintenance expenses, losses on certain non-regulated electricity trading activities outside of the AEP Power Pool's traditional marketing area, increased interest charges and provisions for revenue refunds. The $13.2 million or 10% decline in 1997 was primarily due to increased interest charges reflecting additional amounts of long-term debt outstanding.

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

See Notes to Consolidated Financial Statements.

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